
08053935

2007 Annual Report


COGENT SYSTEMS

In 2007 we remained focused on driving innovation through our R&D efforts in order to maintain Cogent's position as a leader in biometric technology and applications. Our latest generation PMA servers are now able to search 6 million comparisons per second which is a 200% improvement over our previous generation technology. We have also continued to improve our fingerprint searching algorithm and have increased research focus on using our technology for other biometric modalities.

We enter 2008 with a record year-end backlog level of $140 million and a number of significant revenue opportunities to grow our business with both existing customers and new contracts. We currently have a large number of proposals out for biometric deployments around the world in each of our targeted markets. Additionally, we expect large biometric procurements from governments to be awarded in 2008 including: the biometric component of the FBI's NGI program; the DoD's new biometric systems; the UK National Identity scheme; and many other opportunities in the US, Europe, South America, Africa and Asia.

As a company, we remain focused on positioning ourselves to win a large majority of these new opportunities to drive further growth in our business. Our ability to succeed against our competition is a direct result of the superiority of our technology, the quality of our innovation and our commitment to the highest levels of customer service.

Moving forward, we have given guidance for 2008 that points to increased revenue growth and profitability. Based on our leading technology and our success with customers around the world we believe that we can continue to lead the biometric marketplace and deliver strong performance over the long-term. I'd like to offer my sincere thanks to our shareholders, employees, directors, advisors, partners and customers for their tremendous ongoing support during the past year. We look forward to updating you on our progress in the coming year.

Sincerely,



Ming Hsieh

Chief Executive Officer and Chairman of the Board

We saw good revenue growth in 2007 from our largest customer, the Department of Homeland Security (DHS), where we continued to benefit from US Visit system expansion. Cogent enables the DHS to rapidly and effectively search the largest fingerprint database in the world for the US Visit program, which currently holds 90 million subjects and processes over 150,000 transactions per day. We are the only company with proven technology in the field that has demonstrated the ability to operate a system of this size with superior identification accuracy and no operational downtime. Over the last year, we have enhanced the US Visit system with our latest matching technology which has reduced the number of latent prints requiring human verification by almost an order of magnitude. Importantly, US Visit is moving towards increasing the number of fingerprints recorded from incoming travelers from 2 to 10 prints which will require increased system processing power and should serve as a major new growth opportunity for us in 2008.

During the year we also demonstrated continued success in expanding our presence with law enforcement agencies around the world. We won an $11 million contract in Spain where the Ministry of Interior selected Cogent to replace the current system being used by the National Police and Civil Guard with a national criminal automated fingerprint and palmprint identification system. This system includes significant technological enhancements, 500 Livescan workstations, and Bluecheck Mobile ID capability, and offers closer integration with Shengen Information Systems and Interpol. The key to Cogent's ability to win this contract was our superior performance during benchmark testing on a database of over 2,000,000 tenprint records to accurately measure system accuracy and performance. In addition to this award in Spain, during 2007 we were awarded new contracts from Rwanda, Hong Kong, Egypt, Houston and Canada. We also received many major follow-on orders over the last year to extend and add new Cogent technology from existing customers including the Royal Canadian Mounted Police, Italy, Jamaica, Bulgaria, Chile, Singapore, Connecticut, Fresno, and others.

The civil market also continues to be a large opportunity for us. An important part of our success in this area is due to our introduction of a new suite of Livescans which offer significantly enhanced functionality. We now have a national WebCheck system which is 100 percent Cogent product hardware and software. This solution is ideal for civil application processing and was deployed in Pennsylvania and Georgia for their background check programs.

The commercial market for biometrics is currently a small percentage of our overall revenue but presents a sizable long-term opportunity for us. During the year we continued to enter agreements with OEMs and channel partners to integrate our biometric matching technology for commercial solutions ranging from commerce to physical access and user authentication.

Letter to Shareholders

2007 was a year in which we continued to grow our global presence and positioned the Company for higher growth as biometric technology becomes increasingly accepted and integral in our key markets. Despite a delay in governmental spending on a number of programs, we won new contract awards during the year across all facets of our business – border control, law enforcement, civil and commercial. For the year, revenue growth was impacted by the delay in certain contract awards and revenue recognition on existing contracts. Despite this we substantially improved our profitability as gross margin for the year was 61.5% versus 57.0% for the full year 2006. For the year, we reported GAAP EPS of $0.30 per share and non-GAAP EPS, (excluding the effects of share-based compensation and the net tax effect) of $0.32. Both GAAP and non-GAAP EPS were impacted by $10.8 million or approximately $0.07 per share in legal expenses related to the successful pursuit of our intellectual property lawsuit.

We expect that our success in expanding our customer base during 2007 and the follow-on contracts from our existing customers will allow us to grow revenues at an increasing rate in 2008. Based on the opportunities we see in front of us it is clear that the number of applications for biometric solutions continues to grow rapidly around the world. Cogent solutions continue to win in the marketplace, and during the year we have worked to improve our competitive position and diversify our product line further with new product introductions and the continued innovation of our technology. In November of 2007 we reinforced our confidence in the future success of the Company with the authorization of a $100 million stock repurchase plan. Even with the planned share repurchases, we have substantial resources to invest in our future growth as we generated $36.1 million in cash from operations during 2007, and we ended the year with approximately $444 million in cash and investments on our balance sheet.

We were very pleased during the year to settle our lawsuit against Northrop Grumman regarding our automated fingerprint identification technology. As part of the settlement Cogent will receive at least $60 million in total consideration from Northrop Grumman consisting of $30 million in value for a non-exclusive license to use specified Cogent technology in certain existing programs, $19 million in value for a 5 year R&D service and products agreement and $11 million in value to settle litigation. Most importantly, going forward Northrop Grumman and Cogent will work together as strategic alliance partners on future business opportunities. The settlement also ends the significant litigation expenses that we incurred as well as frees up management bandwidth to focus on operations.

Continued on inside cover >

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to .

Commission file number 000-50947

COGENT, INC.
(Exact name of registrant as specified in its charter)

Delaware	**95-4305768**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

209 Fair Oaks Avenue
South Pasadena, California 91030
(Address of principal executive offices)

Registrant's telephone number, including area code: (626) 799-8090
Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act: Common Stock
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation of S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐
Non-accelerated filer ☐(Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter, based upon the closing sale price of the registrant's common stock on June 29, 2007 (the last trading day in the second calendar quarter of 2007) as reported on the NASDAQ Global Select Market was $507,082,450.*

As of February 15, 2008, there were 95,032,142 shares of the registrant's Common Stock outstanding.

* Excludes shares of Common Stock held by executive officers, directors and stockholders whose ownership exceeds 5% of the shares outstanding at June 29, 2007. This calculation does not reflect a determination that such persons are affiliates for any other purposes.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be filed with the Commission pursuant to Regulation 14A in connection with the registrant's 2008 Annual Meeting of Stockholders (the "Proxy Statement") or portions of the registrant's 10-K/A, to be filed subsequent to the date hereof, are incorporated by reference into Part III of this Report. Such Proxy Statement or 10-K/A will be filed with the Commission not later than 120 days after the conclusion of the registrant's fiscal year ended December 31, 2007.

COGENT, INC.

Form 10-K
For the Fiscal Year Ended December 31, 2007

Table of Contents

TRADEMARKS

We have registered U.S. trademarks for Cogent, Cogent Systems, BlueCheck, Live-ID and PMA. Each trademark, trade name or service mark of another company appearing in this Annual Report on Form 10-K belongs to its holder, and does not belong to us.

PART I

Item 1. Business

This Annual Report (including the following section regarding Management's Discussion and Analysis of Financial Condition and Results of Operations) contains forward-looking statements regarding our business, financial condition, results of operations and prospects. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this Annual Report. Additionally, statements concerning future matters such as the development of new products, sales levels, expense levels and other statements regarding matters that are not historical are forward-looking statements.

Although forward-looking statements in this Annual Report reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements are inherently subject to risks and uncertainties and actual results and outcomes may differ materially from the results and outcomes discussed in or anticipated by the forward-looking statements. Factors that could cause or contribute to such differences in results and outcomes include without limitation those discussed under the heading "Risk Factors" below, as well as those discussed elsewhere in this Annual Report. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. We undertake no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Annual Report. Readers are urged to carefully review and consider the various disclosures made in this Annual Report, which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

We were incorporated in California in April 1990 and reincorporated in Delaware in May 2004.

Overview

We are a leading provider of Automated Fingerprint Identification Systems, or AFIS, and other fingerprint biometrics solutions to governments, law enforcement agencies and other organizations worldwide. Our AFIS solutions enable customers to capture fingerprint images electronically, encode fingerprints into searchable files and accurately compare a set of fingerprints to a database of potentially millions of fingerprints in seconds. For over seventeen years, we have researched, designed and developed fingerprint biometric technologies that incorporate advanced concepts in fluid dynamics, neural networks, image enhancement, data mining and massively parallel processing. Our proprietary software algorithms, together with optimized hardware, enable our customers to cost-effectively achieve what we believe to be industry-leading accuracy rates and performance. We support the latest standards in fingerprint biometrics and have based our systems on cost-effective, industry-standard hardware and software platforms. We are focused on enabling our customers to expand the capabilities of their systems as their biometrics needs evolve.

Industry Background

Authentication and Identification of Individuals Plays an Important Role in Society

Effectively authenticating and identifying individuals is critical to the safety and integrity of transactions, communications, travel and life in today's society. Security breaches and frauds resulting from failures in authentication and identification systems can cause economic harm and loss of life. As a result of growing public awareness of security and economic risks, people are becoming increasingly willing to submit to security checks and other identity verification procedures. Authentication of an individual's identity is necessary when governments, law enforcement agencies and other organizations need to confirm that an individual is who he claims to be. This necessity arises, for example, when a traveler enters a foreign country, a citizen votes, a suspect is arrested, an individual withdraws money from an ATM, a consumer purchases an item on the Internet or an employee seeks access to a restricted area. To authenticate the individual's claimed identity in these types of scenarios, organizations traditionally implement processes to examine the individual's credentials, such as signatures, drivers' licenses, passports, access cards, PINs or passwords. If the authentication process indicates that the credentials are invalid or if there are no credentials to examine, such as when an unknown person leaves evidence of fingerprints, known as latents, at a crime scene, organizations frequently initiate an identification process to determine the individual's identity.

Traditional Authentication and Identification Processes are Inadequate

Traditional processes for authenticating and identifying individuals have inherent weaknesses. Criminals and imposters can easily compromise these processes by falsifying credentials by forging a signature, altering a photograph on a driver's license or passport or stealing a physical access card. Imposters can use the compromised credentials to gain unauthorized access to physical locations, such as buildings and airplanes, and to confidential information, such as medical data and financial records, and cause significant harm. Traditional authentication and identification methodologies can also be cumbersome and inefficient to use. Individuals are required to remember several passwords and PINs for the multitude of access, credit and membership cards they carry. The costs incurred by organizations to administer these traditional processes can be significant.

Evolution of Biometric Authentication and Identification Processes

The inadequacies of traditional authentication and identification processes, coupled with more stringent security requirements and an increasingly global economy and mobile population, have in recent years contributed to the increased focus on the development of biometrics. Biometrics is the automated use of unique physiological characteristics of individuals, such as fingerprints, palm prints, faces or irises, to determine or verify an individual's identity. The individual's biometric characteristic is captured and encoded and then compared against previously encoded biometric data stored in an electronic database to determine or verify the individual's identity. Because biometrics technology utilizes an unchanging, unique characteristic of a person that cannot be lost, stolen, shared or forgotten, it has the capability to be more accurate, convenient and cost-effective than traditional methodologies.

Fingerprints have been, and we believe will continue to be, the most widely used biometric because they are relatively simple to capture, either voluntarily or from latents at crime scenes, are relatively non-intrusive and benefit from a substantial existing infrastructure that employs fingerprints for identification. Governments and law enforcement agencies around the world have already created vast databases of fingerprints and the American National Standard Institute and the National Institute of Standards and Technology have standardized a common format, called ANSI/NIST, which is used to describe, classify and share fingerprints. According to the FBI, its criminal database alone contains the fingerprints of more than 60 million individuals. In addition, the United States Department of Homeland Security database contained the fingerprints of approximately 90 million individuals at the end of 2007. Other organizations throughout the world, including foreign governments and law enforcement agencies, other U.S. government agencies such as the Financial Industry Regulatory Authority and the Department of State, and the approximately 15,000 state and local law enforcement agencies in the United States, also have established large fingerprint databases, and these databases are continuing to grow.

Automated Fingerprint Identification Systems

The most pervasive, large-scale fingerprint biometrics technology implementations today are AFIS. AFIS are typically used to compare one person's fingerprints against a large database of fingerprints. This is known as one-to-many matching. The technology for AFIS was originally developed by the FBI and Scotland Yard to facilitate criminal investigations, and AFIS have achieved widespread acceptance within national, state and local law enforcement agencies globally. AFIS are comprised of fingerprint input scanning devices and software and computers that encode, process and store electronic versions of fingerprints. Originally, the fingerprint input devices were scanners that uploaded rolled fingerprint images obtained by rolling all ten inked fingers, known as tenprints, from nail to nail on cards or from latents obtained at crime scenes. Today, electronic fingerprint scanners, known as live-scans, are also available to directly capture flat fingerprint images by pressing the finger onto an input device and submitting the fingerprints to an AFIS. After the fingerprints of the subject are captured, the AFIS encodes the unique features associated with fingerprint ridge endings or bifurcations, known as minutiae, into a data set that is submitted for matching. Most commonly, existing fingerprint biometric systems classify, or bin, the stored fingerprints using basic criteria such as loops and whorls. Using this approach, the search program disregards those portions of the database that are inconsistent with the classification of the subject's fingerprints and only searches the relevant portions of the database.

AFIS deployments range widely in size, cost and complexity. In a local law enforcement deployment, the AFIS may be entirely contained within a single facility, with one or more fingerprint input devices attached to local computers, networked to a low-cost, small scale system capable of searching up to tens of thousands of records. As AFIS grow larger, they may consist of hundreds of fingerprint acquisition stations throughout a state or country and employ dedicated networks for transmission of biometric data and dozens of dedicated computers.

The diagram below represents a typical, full scale AFIS architecture:


CAPTURE DEVICES / AFIS WORKSTATIONS
Mugshot System/ Live-scan
Handheld
Portable Live-scan
Live-scan
Card Scan
Single Finger Reader
Access Control
Tenprint Workstation
Latent Workstation
Live-ID Workstation
Identification or Authentication Requests
Identification or Authentication Results
Communication Network
Identification or Authentication Requests
Identification or Authentication Results
Identification or Authentication Results From External Systems/Databases
Identification or Authentication Requests to External Systems/Databases
Law Enforcement Applications
Civil Applications
Commercial Applications
Workflow Manager
Image Database
Matching Server
Minutia Database
AFIS SERVERS / DATABASES
EXTERNAL SYSTEMS / DATABASES

Growth Expected in the AFIS Market

The widespread deployment of AFIS and the development of biometric technologies to support the AFIS market have been among the biggest contributors to the growth of the biometrics industry. This growth is being driven by the increase in the worldwide demand for elevated security measures and a general increase in willingness for people to submit to security checks and other identity verification procedures. In response to this demand, the United States has increased spending on security measures. Governments worldwide are establishing agencies and departments focused on security, such as the formation of the Department of Homeland Security, or DHS, which integrated numerous existing agencies and formed a single department with the mission of protecting the United States against terrorism. Governments have also announced initiatives mandating heightened security measures and recommending or requiring the use of biometrics technology as part of the overall security solution. As a result, government agencies have indicated that they will make investments in information technology, including biometrics, to fulfill their missions.

The AFIS market is also poised for growth in its core law enforcement sector. Many of the approximately 15,000 state and local law enforcement agencies in the United States utilize AFIS solutions. Many of these law enforcement agencies are upgrading their AFIS based on the development of technology that enables new AFIS capabilities, such as 1,000 pixels per inch (ppi) resolution instead of the conventional 500 ppi resolution for better image quality. Many law enforcement agencies are also seeking to make their AFIS web-enabled and to enable their AFIS to search fingerprints using both flat and rolled methods and to search palm prints. We believe law enforcement agencies not currently using AFIS solutions are also likely to deploy such solutions to achieve faster response times and increased accuracy than they are achieving through existing methods.

Growth Expected in the Market for Other Fingerprint Biometrics Products and Solutions

In addition to AFIS, the market for other fingerprint biometrics solutions is expected to increase. Advances in AFIS technology and widespread deployment of AFIS are resulting in both increased public awareness and acceptance of biometrics solutions and the establishment of an infrastructure that we believe will expedite the adoption of other fingerprint biometrics solutions. As a result of the advances necessitated by the development of the AFIS market, fingerprint biometrics solutions have become much more sophisticated and capable of application in a number of other environments. Several initiatives requiring increased spending on other fingerprint biometrics solutions have already begun. For example, numerous foreign jurisdictions around the world have begun to establish national identification card programs, which will require the issuance of smart ID cards with embedded fingerprint information for each citizen. Foreign jurisdictions such as Hong Kong, Italy, Morocco, the United Kingdom and Thailand have implemented or are in the process of implementing national identification programs. In addition, countries such as Venezuela have begun to use fingerprint biometrics systems to streamline the voting process and prevent fraud in local and national elections. Moreover, consumers have also begun to embrace biometrics authentication, particularly for the purposes of providing increased security on laptops, cell phones and other smart handheld devices that are beginning to store increasing amounts of personal information.

Governments, Law Enforcement Agencies and Other Organizations Face Challenges in Implementing Successful Fingerprint Biometrics Solutions

To satisfy the evolving needs of the AFIS market and the emerging market for other fingerprint biometrics solutions, vendors must deliver systems that achieve increasingly high levels of both accuracy and performance in a cost-effective and scalable manner. Many existing solutions are challenged in their ability to meet these needs because they are limited by the following problems:

- *Inaccuracy*. Accuracy rates of AFIS solutions are measured in two ways: detection failure rates and false positive rates. Detection failures occur when an AFIS fails to match a submitted fingerprint against a matching fingerprint in the database. A false positive occurs when a fingerprint is incorrectly matched to a fingerprint in the database. Many AFIS solutions have a relatively high detection failure rate, particularly when tenprints are not available, due to the use of binning and a limited ability to use fingerprints with poor image quality. Classification binning relies heavily on data supplied by a full tenprint, and errors made in the binning process can also cause detection failures. Classification errors are particularly problematic for systems that attempt to search flat fingerprints because they are frequently binned differently from rolled fingerprints, even when the prints belong to the same person.

Because the quality of fingerprint images stored as minutiae datasets in databases is highly variable, existing AFIS have difficulty matching against poorer quality images. This makes it difficult for existing systems to effectively match against digitized versions of older fingerprint cards, poorer quality latents taken at crime scenes and fingerprints that were improperly taken at law enforcement or government agencies.

- *Performance Constraints.* To address heightened security requirements, organizations are beginning to perform biometric authentication checks in areas of high traffic, such as election polls, airports, embassies or state/country borders, where it is more challenging to capture full tenprints. In these environments, fast capture and response times are required. Moreover, many AFIS use binning to try to expedite response times, but AFIS that use binning are ineffective at delivering accurate search results in a timely manner when the subject submits less than a full tenprint, as binning under such circumstances eliminates much less of the database and necessitates a broader and more time-consuming search.
- *High Costs and Lack of Linear Scalability and Flexibility.* In addition, integration of these biometric products and solutions with existing networks and infrastructure can be costly and complex. As databases and the number of searches grow, governments, law enforcement agencies and other organizations need flexible systems that can be scaled in a linear and cost-effective manner. Using most existing fingerprint biometrics solutions, governments, law enforcement agencies and other organizations have had to purchase multiple costly servers to assemble the requisite processing power to achieve acceptable response times and accuracy rates, and these large server deployments are complex and costly to manage on an ongoing basis.

The constraints and shortcomings of many existing fingerprint biometrics solutions have inhibited the rate of deployment outside of traditional law enforcement environments. These constraints have become more pronounced as a result of the increased focus on security and protection from terrorism, as well as increased attention to economic losses from fraudulent activity, the rising costs of administering and the cumbersome nature of using traditional authentication and identification methodologies. These needs create a significant opportunity for a vendor that can leverage the technology developed in large AFIS deployments to provide accurate, rapid, scalable, flexible and cost-effective fingerprint biometric solutions to both the existing AFIS and the emerging other fingerprint biometrics solutions markets.

Our Solution

We are a leading provider of advanced AFIS and other fingerprint biometrics solutions to governments, law enforcement agencies and other organizations worldwide. For over seventeen years, we have researched, designed, developed and marketed advanced fingerprint biometric technologies and integrated solutions. We believe our proprietary software algorithms, together with optimized hardware, enable our customers to cost-effectively deploy AFIS solutions that consistently deliver industry leading accuracy rates and performance. Our solutions are designed to be scalable, enabling customers to seamlessly expand the capabilities of their AFIS, and flexible, enabling customers to deploy our AFIS in a variety of operating systems and hardware configurations. As a result, we provide a complete AFIS solution that enables customers to achieve a low total cost of ownership both upon initial deployment and throughout its entire lifecycle. Key benefits of our solutions include:

End-to-End Solution and Services Capability. We have designed and developed a fully integrated AFIS solution comprised of our proprietary fingerprint biometric software, together with optimized hardware and professional services. We offer all of the elements a customer needs to deploy fingerprint biometric solutions, including:

- *Search and Retrieval Software.* At the core of our solutions are our proprietary search algorithms that accelerate the matching process while maintaining accuracy. This software can run on standard hardware, but in larger deployments our customers typically run it on servers that we enhance with our

Programmable Matching Accelerator, or PMA, boards that are optimized for rapid searches. The combination of powerful searching software and optimized hardware processing speeds enables us to deliver fingerprint biometrics solutions that can meet the most demanding requirements of governments, law enforcement agencies and other organizations.

- *Capture Devices.* We offer several types of capture devices that enable our customers to obtain and process either flat or rolled fingerprints in a wide variety of places without ink, such as police stations, airports, polling stations and immigration offices. All of our live-scan devices run our proprietary Image Flow software, which employs advanced algorithms to improve feature extraction from the fingerprint images, thereby enhancing search accuracy. We also offer portable devices that enable customers to obtain and process fingerprints remotely. Our live-scan devices provide real-time image previews on screen for improved quality control and reduced processing time.
- *Systems Integration Services.* Our service abilities enable us to deliver full end-to-end solutions regardless of the operating or network environment and to design custom interfaces to existing systems. Our highly trained and skilled engineering professionals have extensive expertise in designing and deploying AFIS and other biometrics solutions that are integrated with our customers' existing systems. Because our core intellectual property resides in our software capabilities, we can cost-effectively bundle our software with optimized off-the-shelf hardware components to create solutions for our customers that deliver the performance capabilities they demand. Moreover, our solutions implement standards-based approaches that simplify integration and support.

High Accuracy Rates. We believe our solutions enable our AFIS customers to search large databases with industry leading accuracy and performance. In an April 2005 study published by the National Institute of Standards and Technology evaluating the accuracy of 1:1 matching, our solution was rated the most accurate. A key factor in our ability to achieve these accuracy rates is our approach of searching the entire database rather than relying on binning like most other AFIS. As a result, our solutions do not suffer from binning errors. We can more effectively search both flat and rolled prints, which leads to increased accuracy. Moreover, because our software reflects our over seventeen years of research and development on neural network, fluid dynamics and advanced image processing principles, we are able to extract more minutiae from lower quality fingerprints to minimize detection failures and false positives.

High Performance. Our solutions deliver high performance and enable rapid response times when searching large databases while still maintaining a high degree of accuracy. Our PMA servers accelerate the processing capability of standard server architectures and can compare over two million fingerprints per second per PMA server. We achieve this performance level by implementing our advanced search algorithms and our proprietary Data Flow technology, which enables massively parallel processing on our PMA servers to eliminate the need for binning. Because we do not need to bin, our solutions can rapidly search based on any number of prints. Furthermore, our PMA servers can be easily clustered together, which enables customers to employ multiple servers in an integrated solution and achieve throughput levels that scale with their needs. Our rapid response times enable our customers to deploy our systems in high traffic areas where real-time authentication or identification based on flat prints is critical.

Significant Cost Savings and Linear Scalability and Flexibility. The power, linear scalability and flexibility of our solutions can result in significant cost savings to our customers. The power of our solutions reduces our customers' initial costs and related ongoing maintenance and administrative costs because one of our PMA servers running our software can typically accomplish the equivalent processing of multiple Windows, UNIX or Linux servers working with other existing AFIS solutions. In addition, our solutions enable our customers to expand their systems smoothly and economically as their processing needs grow and as their systems evolve because they can incrementally purchase additional PMA servers which can be easily connected to one another, or rack mounted, to linearly scale matching throughput and support system growth as their databases grow and the number of required searches increases. Moreover, all of our current products are backwards compatible with earlier versions, enabling our customers to integrate our solutions with their existing network and infrastructure and easily and cost-effectively upgrade their systems as we develop new generations of our technology. Furthermore, our solutions are flexible and work effectively in heterogeneous network environments that include multiple hardware systems and operating systems such as Windows, UNIX and Linux. As a result, we believe the total cost of ownership of our solutions is lower than the cost of competing solutions.

Products and Services

We offer biometrics solutions to the government sector, which consists of federal, state, local and foreign governments and agencies, including immigration/border control agencies, electoral commissions and law enforcement agencies and the market for other fingerprint biometric solutions, which are emerging applications primarily for the commercial sector. Our products for the government sector are principally AFIS solutions, and our products for the commercial sector, which generated less than 2% of our revenues for 2007, are other fingerprint biometric solutions principally based on our proprietary application specific integrated circuit, or ASIC, technology. At the core of each of our products is our proprietary Image Flow Processing, Data Flow Computing and Information Fusion software.

AFIS Solutions

We offer a variety of products and services designed to enable customers to deploy cost-effective, accurate and high performance AFIS solutions. We offer our PMA servers bundled with our proprietary software to perform the searching and matching functions that are central to an AFIS, as well as live-scan fingerprint capture devices. We also deliver design and integration services and necessary computing and equipment infrastructure to enable deployment into diverse and heterogeneous environments. Our customers typically deploy our AFIS solutions in either traditional AFIS environments, such as law enforcement, where we market our solution as Cogent Automated Fingerprint Identification System, or CAFIS, or in live production environments, such as border crossings, where we market our solution as Cogent Live-ID.

We offer two primary AFIS solutions, each of which incorporates our PMAs and our live-scan devices:

Cogent Automated Fingerprint Identification System. CAFIS is our full-function, networked AFIS solution for local, regional and national systems. While each CAFIS deployment is unique to the customer due to its specific design and integration requirements, all such deployments employ our proprietary software, and the larger deployments rely significantly on our PMA servers. We believe that CAFIS is one of the most accurate systems in the world for twoprint, tenprint, latent and palm print searches.

CAFIS can be integrated with external AFIS, live-scan systems, hand-held wireless devices, secure web-based Internet solutions and other information systems. CAFIS features a modular and expandable architecture that can be scaled to meet any agency's database size, throughput and integration requirements. CAFIS can quickly and accurately search databases of enrolled subjects, with multiple records per subject in image resolutions of both 500 ppi and 1,000 ppi. Any number of modular elements can be incorporated into CAFIS, including PMA servers, workstations, live-scans and wireless handheld computers. For agencies with modest throughput requirements, systems can be configured using an NT or UNIX-based transaction server hosting our Image Flow, Data Flow and Information Fusion software. For local agencies, we provide an affordable AFIS solution on a stand-alone workstation that incorporates much of the tenprint and latent functionality and all the accuracy of large-scale AFIS systems. This workstation can scale to support larger-scale systems as agency needs change. CAFIS can be configured with a number of built-in safeguards that ensure service resiliency, while providing safety of information through its fault tolerant architecture, disk mirroring, automated database backup and disaster recovery options. It is also capable of integrating other authentication and identification solutions, such as facial recognition and smart cards.

Cogent Live-ID. Our Live-ID AFIS solution enables our customers to rapidly identify individuals who submit their fingerprints for border crossings, background checks, fraud prevention, criminal investigation, document identification, voting stations and other activities where security is a concern. Live-ID has been deployed in many demanding environments, including the US-VISIT program and the Venezuelan elections. As a result of our powerful searching and matching technology and the improved feature extraction from our image capture technology, Live-ID provides a rapid and efficient identification solution using only two flat fingerprints. Our Live-ID system can be configured to run on hand-held devices, notebook computers, stand-alone workstations and enterprise systems serving users in a vast network of sites. Live-ID can be implemented on platforms operating under UNIX, Windows and Linux, enabling users to submit search transactions and receive results with a standard web browser. Live-ID can also be used in non-governmental environments to provide authentication of an individual's identity for a variety of transactions, including e-commerce applications.

Live-ID implements our Data Flow matching technology to accurately search entire databases containing up to millions of records in a matter of seconds. Our Information Fusion technology makes it possible to combine identification systems so that Live-ID can search databases of digital photographs, signatures and demographic data simultaneously.

AFIS Products

We offer two key products in our AFIS solutions deployments:

Programmable Matching Accelerator Servers. Our proprietary PMA server is a high-speed image matching server at the core of a customer's AFIS or Live-ID system that can support search speeds of up to two million print comparisons per second per server. These speeds, which are made possible by the integration of our proprietary software with our advanced design PMAs, are necessary to adequately address the needs of customers that require real-time identification results when searching databases containing thousands to millions of records.

Our PMAs are modular units that enable customers to linearly increase matching throughput to support system and database growth by rack-mounting multiple PMA servers. PMA servers are comprised of up to eighteen of our PMA boards integrated with a commercially available server that has a high-speed input/output processor board and multiple random access memory drives. Our PMA boards use field programmable gate array integrated circuits optimized to run our proprietary software, rather than costly general purpose microprocessors or inflexible ASICs. As a result, we can cost-effectively program our PMA servers to perform a variety of matching tasks for fingerprints and palm prints. Our PMA boards also provide redundancy because the PMA boards house mirrored databases in on-board random access memory that contain files used by the system to generate fingerprint matches. The mirrored configuration and speed of the random access memory allow the system to perform simultaneous search transactions at very high speeds while still maintaining the reliability of the system.

Live-scan Systems. We offer a suite of live-scan systems running our proprietary software that improve minutiae feature extraction during the capture and encoding of fingerprint and palm print data. These systems can capture rolled or flat fingerprints and palm prints of a subject in an easy-to-learn and inkless manner. Using our software, these products enable real-time previewing, which helps the operator to place, guide and align the fingers and palms correctly, and provide immediate feedback, including error messages, if prints are not captured at an acceptable quality. These features improve the efficiency of the fingerprint capture process and enhance the effectiveness of the matching process by capturing and submitting high quality fingerprints to the AFIS or Live-ID system more quickly than live-scan devices that utilize other software programs. Scanning resolution meets ANSI/NIST and Federal Bureau of Investigation standards, and the scanner is certified to meet and exceed Federal Bureau of Investigation requirements. All data formatting is done with Federal Bureau of Investigation certified compression algorithms. Textual and graphic information is displayed in a single monitor, with a graphic user interface and on-screen buttons and zoom features. Our live-scan product suite is designed to enable integration within larger AFIS and booking management systems, including CAFIS, Live-ID and legacy AFIS solutions.

Our live-scan booking station is an advanced live-scan system designed to withstand extreme working conditions such as those present in jails and prisons. The system features a high-security glass front and a ruggedized cabinet. We also offer a desktop live-scan system and a portable live-scan system.

AFIS Services

Design, Integration and Training. We offer design and integration services and training that complement our AFIS product solutions. At the commencement of a large CAFIS or Live-ID deployment, we establish project management teams that utilize a formal project management development process to meet the customer's desired performance objectives. We develop and deliver customized solutions to governments, law enforcement agencies and other organizations that require integration with existing information systems that interface with external AFIS systems. We also work with major systems integrators in providing tailored solutions. After installation, we conduct performance tests to validate performance objectives. We also offer tailored training plans that include classes, on-the-job training and in-house seminars. As part of our training services, we provide customized user guides along with manuals.

Outsourced Live-ID Biometric Processing Services. We provide a fully outsourced Live-ID service on a hosted application service business model. Systems are housed and maintained in a secure data center at our headquarters. The data center is equipped with high-speed, fault-tolerant Cogent PMA matchers and enterprise servers. Customers using this service can offer fingerprint matching services for applications such as background checks without investing in an entire AFIS infrastructure and pay on a transaction basis.

ASIC Applications

Our proprietary ASIC is designed to perform biometric image processing and matching for both fingerprints and facial images for the commercial sector. Based on a microprocessor core, our proprietary ASIC incorporates a powerful two-dimensional digital signal processing engine and supports memory bus interfaces with synchronous dynamic random access memory, read-only memory, flash memory and static random access memory devices. Our proprietary ASIC is typically delivered as part of our proprietary Identification Module, which is a stand-alone image processing and biometric matching unit designed for applications requiring biometric identification and authentication. To provide maximum flexibility for integrating the Identification Module with a variety of user applications, the module supports a number of fingerprint sensor options, including silicon sensors and optical sensors and communication interface options, as well as magnetic stripe card, contact smart card and contactless smart card readers.

The Identification Module supports both one-to-one authentication and one-to-many identification applications. Host application systems can manage the Identification Module through common communication protocols, such as Ethernet. We also offer an original equipment manufacturer, or OEM, development kit for application development and integration. This kit comes with a variety of tools and options to provide high degrees of flexibility and customization for a wide range of applications.

Examples of applications powered by our proprietary ASIC are:

BioGate. BioGate is a physical access control system that provides a sophisticated, accurate and customizable biometrics solution to support a variety of access control environments. This system can replace existing access card systems with an easy-to-use system that controls access by requiring that an individual seeking entry submit to a finger scan to confirm his right to access a restricted area. Featuring our matching software, a 500 ppi resolution silicon fingerprint sensor and a contact smart card reader or optional magnetic stripe card reader, BioGate provides a high level of accuracy and speed. BioGate can increase security while making the access control system more convenient for authorized personnel.

National Identification Card Programs. Numerous foreign jurisdictions around the world have begun to establish national identification card programs, which will require the issuance of smart ID cards with embedded fingerprint information. Foreign jurisdictions such as Hong Kong, Italy, Morocco, the United Kingdom and Thailand have implemented or are in the process of implementing national identification programs. Many of these programs involve enrolling citizens in a database and issuing each citizen an identification card, some of which are smart cards that contain a chip, such as our proprietary ASIC, that has a digital template of fingerprints embedded in it. This information can be accessed and matched against a real-time scan of a citizen's finger to enable real-time authentication of the citizen's identity for a variety of purposes. Our proprietary ASIC is currently used in the Hong Kong Smart Identity Card Program.

MobileIDENT. MobileIDENT integrates our proprietary ASIC with a forensic quality fingerprint sensor (500 ppi resolution), a digital camera, a smart card reader and a Windows mobile-based Pocket PC to create a handheld AFIS that can locally store and search fingerprints on our proprietary ASIC chip. MobileIDENT can also communicate with a central AFIS search engine with results returned to the MobileIDENT. In addition, MobileIDENT supports match-on-card authentication whereby a captured fingerprint is compared to fingerprint minutiae stored on a smart card. MobileIDENT enables law enforcement officers to make rapid and effective identifications and authentications at ports of entry and exit, at sporting events, for roadside vehicle checks, for major public events and at any remote location where timely identification or authentication checks may be required.

BlueCheck. BlueCheck is a Bluetooth enabled mobile fingerprint scanner for law enforcement applications. Weighing only 3 ounces the BlueCheck is equipped with a durable LCD display for real-time feedback, a 500 dpi fingerprint sensor and our proprietary ASIC technology for embedded encryption, image compression and on-device matching. Used with our Live-ID and MobileIDENT software, BlueCheck allows users to perform in-the-field fingerprint capture and identifications.

Technology

We developed our proprietary technology through an extensive research and development program focused on innovative algorithms for image processing and biometric identification. These highly complex matching algorithms are the core of our technology, and we have optimized the hardware deployed in our customers' systems to run these algorithms efficiently. Our engineers have extensive expertise in matching algorithms, image enhancement, image compression, fuzzy mathematics, morphology, neural networks, security, encryption, communications, data mining and data fusion. By leveraging this expertise over our seventeen year history, we have developed advanced algorithms for statistical pattern recognition, structural pattern recognition, random process modeling and error and distortion modeling.

Image Flow Technology. Our Image Flow software utilizes fluid dynamics principles to perform real-time identification and classification of minutiae and other irregularities that define the unique biometric features. Since fingerprints have a natural graphical flow embodied in the ridges in human fingers, our Image Flow software enables our algorithms to identify the patterns of a fingerprint similar to the surface appearances associated with fluid flow. This enables us to employ mathematical modeling, using the principles of fluid dynamics, for enhancing poor fingerprints lifted from crime scenes or less than optimal images. Utilizing ridge pattern information in a fingerprint image, our Image Flow algorithms capture the flow information via partial differential equations, solve the numerical equations, and provide accurate feature data associated with the fingerprint image. By analytically modeling these natural flows, which are unique to each individual, our software can establish a positive identity using a variety of biometrics, including fingerprints, palm prints, and facial images. Our image processing software operates throughout our AFIS solutions to enable more detailed feature extraction to improve the accuracy of searches and descriptive function modeling to improve the speed of searches.

Data Flow Technology. Utilizing innovative hyper-pipeline and massively parallel computing architectures, our Data Flow super computing technology provides an in-depth analysis of the similarity of natural object characteristics to accurately and automatically identify matching characteristics. This technology enables very high-speed computation, and it is scalable to run on hand-held computers, desktop computers and enterprise servers. Our Data Flow technology utilizes parallel processing techniques to deliver high throughput by conducting parallel database searches while expending minimal time per comparison. The Data Flow technology implements a design paradigm that features a dataflow computing architecture based upon the Single Instruction Multiple Data, or SIMD, dataflow computer model. The SIMD model packs multiple data elements into a single register and performs the same calculation on all of them at the same time, and computational accelerators move performance bottlenecks from the processor into the processor's memory hierarchy. This technology enables us to optimize both our accuracy and transaction throughput by capitalizing on the fact that all the fingerprints in the database can be accessed in parallel. We have also developed advanced wavelet compression and coding design technologies to enhance system speed.

The design of our PMA boards also manifests our Data Flow technology. The PMA board design features extremely high input/output bandwidth to process the database using a massively parallel and hyper-pipeline architecture implemented on a single card that plugs into a standard interface on a commercially available server. Our PMA servers have been designed to support the high-speed capabilities of the Data Flow algorithms and provide scalable matching units that can individually perform two million fingerprint comparisons per second. For every transaction, our PMA server initializes the search engine by loading the search fingerprint minutiae data to the search engine. The PMA server continues sending the fingerprint minutiae data to the data pipe of the search engine while the search engine data pipe is not full.

Information Fusion Technology. Our Information Fusion technology integrates data mining and data fusion technologies with biometric identification to enable the transformation of raw data into business information. To meet customer requirements, AFIS and other fingerprint biometrics systems must integrate with larger communications and information systems. Our Information Fusion technology improves the accuracy of our solutions by utilizing sophisticated fusion algorithms to combine biometric data from multiple sources and multiple algorithms.

Our Information Fusion technology includes system integration tools and techniques to integrate information from disparate information systems, such as intelligence systems, criminal history systems and border crossing systems. This technology includes advanced workflow and state transition modeling architectures that we use to develop custom workflows and seamless integration of data in customers' information systems. Rather than maintaining multiple versions of our software for a variety of applications and customers, our Information Fusion software requires only one master version that is both dynamically and statically configured based on each customer's requirements. Information Fusion facilitates the rapid development of extension modules for individual customer deployments to address specific needs, and we can frequently use the functionality developed for one customer in future customer deployments. This technology also provides an efficient framework for providing customer support of delivered systems, which can reduce customers' maintenance costs and increase system reliability. The ability to provide integration across local, state, national and international systems is a key advantage for governments and law enforcement agencies in implementing heightened security procedures.

Customers

We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. The table below indicates the percentage of our total revenues from customers from whom we derived at least 10% of our revenues for the years ended December 31, 2005, 2006 and 2007:

	Year Ended December 31,		
Percentage of Revenues	**2005**	**2006**	**2007**
DHS	31%	11%	12%
CNE	38%	37%	13%

Our most recent arrangement with the National Electoral Council of Venezuela, or CNE, was completed in December 2006 and revenues from all of our arrangements with the CNE were fully recognized by June 30, 2007.

Sales and Marketing

We market our AFIS solutions and other fingerprint biometrics solutions directly to end-users and indirectly through prime contractors. We market our proprietary ASIC device indirectly through OEMs, resellers and distributors. As of December 31, 2007, we employed 31 individuals who were involved in our sales and marketing efforts.

Sales efforts for our AFIS and other government related fingerprint biometrics solutions are predominantly focused on establishing and maintaining new and existing relationships with defense and IT solutions companies that typically serve as prime contractors on government projects. We also market our AFIS and other government related fingerprint biometrics solutions directly to end customers if the project is focused primarily on a biometrics implementation. For large AFIS deployments, a government entity typically issues a request for proposal, or RFP. In the RFP, the entity will usually provide the project's specifications and performance requirements, and then solicit proposals from prospective prime contractors who are on the approved vendor list. Because we are one of four leading vendors that offer AFIS solutions, we are typically included in any U.S. or international RFP that is open for competitive bidding. We enhance our opportunities for being selected as a prime or subcontractor by utilizing references from our existing customers, usually bidding on a fixed price basis and employing consultants who have strong relationships in our international markets. We assemble a multi-disciplined project management team to draft the proposal, or to assist with drafting if we are the subcontractor, negotiate the actual contract and deploy the solution. Once our solution has been deployed, the project management team educates our customer on the use of our AFIS and other biometrics solutions. The project management team is also frequently involved in upgrading our customers to more comprehensive solutions as their needs grow. In addition, when competing for local, state and international contracts from governments and law enforcement agencies, we seek to team with local systems integrators in the jurisdiction in which the contract is to be performed.

Our sales efforts for our proprietary ASIC device are focused on OEMs, resellers and distributors. We attempt to identify markets that would benefit from biometrics, such as the market for corporate and personal security, and then partner with leading vendors in those areas. We frequently rely on references from our existing AFIS customers to obtain new commercial customers.

As part of our general sales and marketing efforts we have also established the Cogent User Group. The main purpose of this group is to provide feedback on existing solutions, identify needs for new products and identify new desirable capabilities for both existing and new solutions. We have an annual user conference where members can provide feedback on our solutions and products. We utilize the information gathered from members of the Cogent User Group and the information gathered from clients by our project management teams to better enable us to create and deliver to our customers timely upgrades and new solutions that meet evolving customer needs.

Manufacturing and Suppliers

For our PMA servers, we conduct finish assembly operations, quality assurance, manufacturing engineering, documentation control and integration at our headquarters facility in South Pasadena, California. We acquire the servers from commercial suppliers such as IBM and Hewlett-Packard. We outsource the assembly of our PMA boards to contract manufacturers to reduce fixed costs and to provide flexibility in meeting market demands. We directly purchase the components of our PMA boards, including printed circuit boards, field programmable gate arrays and memory integrated circuits, and our contract manufacturers assemble them to our specifications. The contract manufacturers deliver the assembled PMA boards to us, and we perform finish assembly procedures before testing and integrating the final products into the commercial servers with software and manuals in our South Pasadena, California facility.

Samsung Semiconductor, Inc. fabricates our proprietary ASIC wafers in Asia. Various subcontractors perform assembly, packaging and testing of our ASICs, allowing us to purchase and receive only finished ASIC product. We maintain a facility in Shenzhen, China where we perform research and development and assembly of our consumer and commercial products that incorporate our proprietary ASIC. Certain components of our products that are assembled in Shenzhen are outsourced to contract partners, none of which are sole source suppliers. We also store and distribute our inventory of consumer and commercial products from the Shenzhen facility.

Most component parts used in our products are standard off-the-shelf items, which are, or can be, purchased from two or more sources. In addition to Samsung, IBM and Hewlett-Packard, we utilize products from suppliers such as Sun Microsystems and Dell Computer, which provide computer workstations, L-1 Identity Solutions and Cross Match Technologies, which provide live-scans, Oracle, Informix, Sybase and Microsoft, who supply database software and UPEK, Validity and Atmel, who supply sensors. We select suppliers on the basis of functionality, manufacturing capacity, quality and cost. Whenever possible and practicable, we strive to have at least two manufacturing locations for each product. Nevertheless, our reliance on third-party manufacturers involves risks, including possible limitations on availability of products due to market abnormalities, unavailability of, or delays in obtaining access to, certain product technologies and the absence of complete control over delivery schedules, manufacturing yields, and total production costs. The inability of our suppliers to deliver products of acceptable quality and in a timely manner or our inability to procure adequate supplies of our products could disrupt our ability to meet customer demands or reduce our gross margins.

Customer Service

We believe that customer service is critical to our success, and we have committed significant resources to this function. Our contracts provide for telephone, web-based or email support and occasionally on-site support. Our systems are configured for remote access, allowing us to solve most problems remotely and without customer involvement. We also maintain a customer support database that allows us to both resolve problems and prevent recurrences of prior problems.

Competition

The market for biometric solutions is highly competitive, rapidly evolving and fragmented, and subject to changing technology, shifting customer needs and frequent introductions of new products and services. A significant number of established companies have developed or are developing and marketing software and hardware for biometric products and applications that currently compete or will compete directly with our offerings. Our offerings also compete with non-biometric technologies such as public key infrastructure solutions, smart card security solutions, and traditional key, card, surveillance and password systems. Many of our competitors have significantly more financial and other resources than we do. We believe that additional competitors will continue to enter the biometrics market and become significant long-term competitors, and that, as a result, competition will increase in the near term. We sometimes compete with third parties who are also our suppliers or prime contractors. Companies competing with us may introduce products that are competitively priced, have increased performance or functionality or incorporate technological advances not yet developed or implemented by us. Our current principal competitors include:

- diversified technology providers, such as Motorola, Inc. (through its Motorola Business Solutions division), NEC and Safran Group (through its wholly owned subsidiary Sagem Morpho) that offer integrated AFIS solutions to governments, law enforcement agencies and other organizations;
- companies that are AFIS component providers, such as Cross Match Technologies and L-1 Identity Solutions;
- prime government contractors that develop integrated information technology products and services that include biometrics-related solutions that are frequently delivered in partnership with diversified technology providers and biometrics-focused companies; and

- companies focused on other fingerprint biometrics solutions, such as AuthenTec, BioScrypt, Dermalog and UPEK.

We believe the principal competitive factors in the market for complete AFIS solutions include the following:

- accuracy of matching;
- speed of matching;
- pricing including total cost of system ownership, including initial costs and ongoing maintenance and support;
- customization;
- scalability that enables rapid and accurate matching in extremely large databases; and
- quality of service and support.

We believe the principal competitive factors in the market for other fingerprint biometric solutions include the following:

- degree of security provided;
- ease of use;
- functionality;
- price;
- size; and
- reliability.

We believe that we compete favorably with our competitors in both of the above markets on the basis of the aforementioned factors. Our ability to remain competitive will depend to a great extent upon our ongoing performance in the areas of product development and customer support.

Backlog

We record an item as backlog when we receive a contract, purchase order or other notification indicating the number of units to be purchased, the purchase price, specifications and other customary terms and conditions. Our backlog also includes deferred revenue reflected on our consolidated balance sheet. There can be no assurance that any of the contracts comprising our backlog presented in this Annual Report will result in actual revenue in any particular periods or that the actual revenue from such contracts will equal our backlog estimates. Furthermore, there can be no assurance that any contract included in our estimated backlog that actually generates revenue will be profitable. These estimates are based on our experience under such contracts and similar contracts and may not be accurate. As of December 31, 2006 and 2007, our total backlog was $122 million and $140.1 million, respectively. Approximately $70.0 million of backlog is not expected to be filled in 2008. We cannot assure you that we will realize revenue from our entire backlog or as to timing thereof.

In 2007, we derived 57% of our revenues from the sale of our solutions either directly or indirectly to U.S. government agencies pursuant to government contracts. Many of these contracts are subject to re-negotiation, budget constraints and termination at the option of the customer. In addition, a significant portion of our revenue is not recognized upon shipment, but is recognized only upon customer acceptance of our systems or over the term of our contracts under the percentage-of-completion method.

Research and Development

We engage in substantial research and development to advance our core products and develop new products. We conduct research on algorithm development, hardware development, system engineering and architecture, industry standards, technology integration, user productivity features and performance enhancement. We also invest substantial resources in commercializing the technology that we develop in our research and development efforts into products that meet the needs of our customers. We have found that while there are unique features to each client engagement, there is often a degree of commonality. Under our customer contracts, we typically obtain the rights to use any improvements to our technology developed on a particular customer deployment on other customer deployments. As a result, we have historically been able to moderate our research and development expenses by leveraging the improvements developed by our personnel working on customer engagements. Our research and development expense was $8.9 million in 2005, $8.6 million in 2006 and $10.6 million in 2007.

Intellectual Property

Our success will depend in part on our ability to protect our intellectual property. The core technology used in our products and solutions is not the subject of any patent or copyright protection. We have two issued patents on technology related to optical sensors and image reconstructions for the commercial markets, and have two pending patent applications related to our Data Flow and Information Fusion technology. We also rely primarily on a portfolio of intellectual property rights, both foreign and domestic, including trade secrets, trademarks, contractual provisions, patent applications and licenses to protect our intellectual property. Our registered trademarks relate to Cogent, Cogent Systems, BlueCheck, Live-ID and PMA.

If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology, and our business would thus be harmed. In addition, defending our intellectual property rights might entail significant expense. Any of our trademarks or other intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. In addition, our patents, or any other patents that may be issued to us in the future, may not provide us with any competitive advantages, or may be challenged by third parties. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Effective patent, trademark, copyright and trade secret protection may not be available to us in every country where we market our solutions. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and domestic and international mechanisms for enforcement of intellectual property rights in those countries may be inadequate. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property or otherwise gaining access to our technology.

We may be required to expend significant resources to monitor and protect our intellectual property rights. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any such litigation, whether or not it is ultimately resolved in our favor, would result in significant expense to us and divert the efforts of our technical and management personnel. For example, in April 2005 we initiated a lawsuit against Northrop Grumman which asserted that Northrop caused us harm by misappropriating our trade secrets. Our management devoted a significant amount of time to, and we spent a significant amount of funds in connection with, this lawsuit, which was settled in 2007.

As the number of entrants into our market increases, the possibility of an intellectual property claim against us grows. Our technologies may not be able to withstand any third-party claims against their use. Any intellectual property claims, with or without merit, could be time-consuming and expensive to litigate or settle, and could divert management attention from executing our business plan. In addition, we may be required to indemnify our customers for third-party intellectual property infringement claims, which would increase the cost to us of an advance ruling in such a claim. An adverse determination could also prevent us from offering our service to others.

We generally enter into confidentiality agreements with our employees, vendors, industry partners and customers. Furthermore, we generally control access to and distribution of our documentation and other proprietary information. Despite this protection, unauthorized parties may copy aspects of our current or future software products or obtain and use information that we regard as proprietary, and such unauthorized use could harm our business.

Employees

As of December 31, 2007, we employed 260 full-time employees, including 119 in research and development, 88 in operations and engineering services, 31 in sales and marketing and 22 in general and administration. We have never had any work stoppage and none of our employees are represented by a labor organization or are party to any collective bargaining arrangements. We consider our employee relations to be good.

Available Information

We file reports with the Securities and Exchange Commission ("SEC"). We make available on our website under "Investor Relations/SEC Filings," free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports as soon as reasonably practicable after we electronically file such materials with or furnish them to the SEC. Our website address is www.cogentsystems.com. You can also read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. You can obtain additional information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us.

Item 1A. Risk Factors

You should consider each of the following factors as well as the other information in this Annual Report in evaluating our business and our prospects. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the following risks actually occur, our business and financial results could be harmed. In that case, the trading price of our common stock could decline. You should also refer to the other information set forth in this Annual Report, including our financial statements and the related notes.

Our business could be adversely affected by significant changes in the contracting or fiscal policies of governments and governmental entities.

We derive substantially all of our revenues from contracts with international, federal, state and local governments and government agencies, and subcontracts under federal government prime contracts, and we believe that the success and growth of our business will continue to depend on our successful procurement of government contracts either directly or through prime contractors. Accordingly, changes in government contracting policies or government budgetary constraints could directly affect our financial performance. Among the factors that could adversely affect our business are:

- changes in fiscal policies or decreases in available government funding;
- changes in government programs or applicable requirements;
- the adoption of new laws or regulations or changes to existing laws or regulations;
- changes in political or social attitudes with respect to security and defense issues;
- potential delays or changes in the government appropriations process; and
- delays in the payment of our invoices by government payment offices.

These and other factors could cause governments and governmental agencies, or prime contractors that use us as a subcontractor, to reduce their purchases under existing contracts, to exercise their rights to terminate contracts at-will or to abstain from exercising options to renew contracts, any of which could have an adverse effect on our business, financial condition and results of operations. Many of our government customers are subject to stringent budgetary constraints. The award of additional contracts from government agencies could be adversely affected by spending reductions or budget cutbacks at these agencies.

In 2006 and 2007, we derived 48% and 25%, respectively, of our revenues from a limited number of customers.

In each fiscal period we have derived, and we believe that in each future fiscal period we will continue to derive, a significant portion of our revenues from a limited number of customers. In 2006, the DHS and the CNE collectively accounted for 48% of revenues, or 11% and 37%, respectively. In 2007, the DHS and the CNE collectively accounted for 25% of revenues, or 12% and 13%, respectively. The success of our business is substantially dependent on the continuation of our relationships with, and additional sales to, our significant customers. In addition, our business is dependent upon entering into relationships with additional significant customers. To the extent that any significant customer reduces or delays its purchases from us or terminates its relationship with us, our revenues would decline significantly and our financial condition and results of operations would suffer substantially. None of our customers are obligated to purchase additional solutions from us. As a result, the amount of revenue that we derive from a specific customer may vary from period to period, and a significant customer in one period may not be a significant customer in any subsequent period. For example, our most recent arrangement with the CNE was completed in December 2006 and revenues from all of our arrangements with the CNE were fully recognized by June 30, 2007. We do not have any agreements to sell additional solutions to the CNE.

In 2006 and 2007, we derived 42% and 57%, respectively, of our revenues from the sale of our solutions either directly or indirectly to U.S. government entities pursuant to government contracts, which differ materially from standard commercial contracts, involve competitive bidding and may be subject to cancellation or delay without penalty, any of which may produce volatility in our revenues and earnings.

Our performance in any one reporting period is not necessarily indicative of future operating performance because of our reliance on a small number of customers, the majority of which are government entities. Government contracts frequently include provisions that are not standard in private commercial transactions. For example, government contracts may include bonding requirements and provisions permitting the purchasing agency to cancel or delay the contract without penalty in certain circumstances. Many of our government customer contracts have these provisions.

In addition, government contracts are frequently awarded only after formal competitive bidding processes, which have been and may continue to be protracted, and typically impose provisions that permit cancellation in the event that necessary funds are unavailable to the public agency. In many cases, unsuccessful bidders for government agency contracts are provided the opportunity to formally protest certain contract awards through various agency, administrative and judicial channels. The protest process may substantially delay a successful bidder's contract performance, result in cancellation of the contract award entirely and distract management. We may not be awarded contracts for which we bid, and substantial delays or cancellation of purchases may even follow our successful bids as a result of such protests.

In addition, local government agency contracts may be contingent upon availability of matching funds from federal or state entities. Also, law enforcement and other government agencies are subject to political, budgetary, purchasing and delivery constraints which may cause our quarterly and annual revenues and operating results to fluctuate in a manner that is difficult to predict.

If the biometrics market does not experience significant growth or if our products do not achieve broad acceptance both domestically and internationally, we will not be able to achieve our anticipated level of growth.

Our revenues are derived from sales of our biometrics solutions. We cannot accurately predict the future growth rate or the size of the biometrics market. The expansion of the biometrics market and the market for our biometrics solutions depends on a number of factors, such as:

- the cost, performance and reliability of our solutions and the products and services offered by our competitors;
- customers' perceptions regarding the benefits of biometrics solutions;
- the development and growth of demand for biometric solutions in markets outside of government and law enforcement;
- public perceptions regarding the intrusiveness of these solutions and the manner in which organizations use the biometric information collected;
- public perceptions regarding the confidentiality of private information;
- proposed or enacted legislation related to privacy of information;
- customers' satisfaction with biometrics solutions; and
- marketing efforts and publicity regarding biometrics solutions.

Even if biometrics solutions gain wide market acceptance, our solutions may not adequately address market requirements and may not continue to gain market acceptance. If biometrics solutions generally or our solutions specifically do not gain wide market acceptance, we may not be able to achieve our anticipated level of growth and our revenues and results of operations would suffer.

Our financial results often vary significantly from quarter to quarter and may be negatively affected by a number of factors.

Since individual orders can represent a meaningful percentage of our revenues and net income in any single quarter, the deferral or cancellation of or failure to close a single order in a quarter can result in a revenue and net income shortfall that results in our failing to meet securities analysts' expectations for that period. We base our current and future expense levels on our internal operating plans and sales forecasts, and our operating costs are to a large extent fixed. As a result, we may not be able to sufficiently reduce our costs in any quarter to adequately compensate for an unexpected near-term shortfall in revenues, and even a small shortfall could disproportionately and adversely affect financial results for that quarter.

In addition, our financial results may fluctuate from quarter to quarter and be negatively affected by a number of factors, including the following:

- the lack or reduction of government funding and the political, budgetary and purchasing constraints of our government agency customers;
- the terms of customer contracts that affect the timing of revenue recognition;
- the size and timing of our receipt of customer orders;
- significant fluctuation in demand for our solutions;
- price reductions or adjustments, new competitors, or the introduction of enhanced solutions from new or existing competitors;
- cancellations, delays or contract amendments by government agency customers;
- protests of federal, state or local government contract awards by competitors;
- unforeseen legal expenses, including litigation and/or administrative protest costs;
- expenses related to acquisitions or mergers;
- potential effects of providing services as a prime contractor that may not carry gross margins as high as those of our core solutions;
- impairment charges arising out of our assessments of goodwill and intangibles; and
- other one-time financial charges.

We face intense competition from other biometrics solutions providers, including diversified technology providers, alternative solutions providers and providers of biometric products.

A significant number of established companies have developed or are developing and marketing software and hardware for fingerprint biometrics products and applications that currently compete with or will compete directly with our offerings. Our offerings also compete with non-biometric technologies such as public key infrastructure solutions, smart card security solutions and traditional key, card surveillance and password systems. We believe that additional competitors will enter the biometrics market and become significant long-term competitors, and that, as a result, competition will increase. In certain instances, we compete with third parties who are also our suppliers or prime contractors. Companies competing with us may introduce solutions that are competitively priced, have increased performance or functionality or incorporate technological advances we have not yet developed or implemented. Our current principal competitors include:

- diversified technology providers such as Motorola. (through its Motorola Biometrics Solutions division), NEC and Safran Group (through its wholly owned subsidiary Sagem Morpho) that offer integrated AFIS solutions to governments, law enforcement agencies and other organizations;
- companies that are AFIS component providers, such as Cross Match Technologies and L-1 Identity Solutions;

- prime government contractors that develop integrated information technology products and services that include biometrics-related solutions that are frequently delivered in partnership with diversified technology providers and biometrics-focused companies; and
- companies focused on other fingerprint biometric solutions, such as AuthenTec, BioScrypt, Dermalog and UPEK.

We expect competition to intensify in the near term in the biometrics market. Many current and potential competitors have substantially greater financial, marketing, research and manufacturing resources than we have. To compete effectively in this environment, we must continually develop and market new and enhanced solutions and technologies at competitive prices and must have the resources available to invest in significant research and development activities. Our failure to compete successfully could cause our revenues and market share to decline.

We are subject to extensive government regulation, and our failure to comply with applicable regulations could subject us to penalties that may restrict our ability to conduct our business.

We are affected by and must comply with various government regulations that impact our operating costs, profit margins and the internal organization and operation of our business. Furthermore, we may be audited to assure our compliance with these requirements. Our failure to comply with applicable regulations, rules and approvals could result in the imposition of penalties, the loss of our government contracts or our disqualification as a U.S. government contractor, all of which could adversely affect our business, financial condition and results of operations.

Among the most significant regulations affecting our business are:

- the Federal Acquisition Regulations, or the FAR, and agency regulations supplemental to the FAR, which comprehensively regulate the formation and administration of, and performance under government contracts;
- the Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with contract negotiations;
- the Cost Accounting Standards, which impose accounting requirements that govern our right to reimbursement under cost-based government contracts;
- the Foreign Corrupt Practices Act; and
- laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

These regulations affect how our customers and we can do business and, in some instances, impose added costs on our business. Any changes in applicable laws and regulations could restrict our ability to conduct our business. Any failure by us to comply with applicable laws and regulations could result in contract termination, price or fee reductions or suspension or debarment from contracting with the federal government generally.

Our lengthy and variable sales cycle will make it difficult to predict financial results.

Our AFIS solutions often require a lengthy sales cycle ranging from several months to sometimes over a year before we can receive approvals for purchase. The length of the sales cycle depends on the size and complexity of the solutions, the customer's budgeting process, the customer's in-depth evaluation of our solutions and a competitive bidding process. As a result, we may incur substantial expense before we earn associated revenues, since a significant portion of our operating expenses is relatively fixed. The lengthy sales cycles of our solutions make forecasting the volume and timing of sales difficult. In addition, the delays inherent in lengthy sales cycles raise additional risks that customers may cancel contracts or change their minds. If customer cancellations occur, they could result in the loss of anticipated sales without allowing us sufficient time to reduce our operating expenses.

Security breaches in systems that we sell or maintain could result in the disclosure of sensitive government information or private personal information that could result in the loss of clients and negative publicity.

Many of the systems we sell manage private personal information and protect information involved in sensitive government functions. A security breach in one of these systems could cause serious harm to our business as a result of negative publicity and could prevent us from having further access to such systems or other similarly sensitive areas for other governmental clients.

As part of our service offerings, we agree from time to time to maintain and operate a portion of the AFIS systems of our customers on an outsourced application hosting basis. Our ability to continue this service is subject to a number of risks. For example, our systems may be vulnerable to physical or electronic break-ins and service disruptions that could lead to interruptions, delays, loss of data or the inability to process user requests. If any such compromise of our security were to occur, it could be very expensive to cure, could damage our reputation and could discourage potential customers from using our services. Although we have not experienced attempted break-ins, we may experience such attempts in the future. Our systems may also be affected by outages, delays and other difficulties. Our insurance coverage may be insufficient to cover losses and liabilities that may result from such events.

If we are unable to continue to obtain U.S. government authorization regarding the export of our products, or if current or future export laws limit or otherwise restrict our business, we could be prohibited from shipping our products to certain countries, which could cause our business, financial condition and results of operations to suffer.

We must comply with U.S. laws regulating the export of our products. In some cases, explicit authorization from the U.S. government is needed to export our products. The export regimes and the governing policies applicable to our business are subject to changes. We cannot assure you that such export authorizations will be available to us or for our products in the future. For example, U.S. export restrictions currently restrict the sale of fingerprint technology to China, which limits our ability to pursue opportunities there that are open to many of our competitors. In some cases where we act as a subcontractor, we rely upon the compliance activities of our prime contractors, and we cannot assure you that they have taken or will take all measures necessary to comply with applicable export laws. If we or our prime contractor partners cannot obtain required government approvals under applicable regulations, we may not be able to sell our products in certain international jurisdictions.

Failure to properly manage projects may result in costs or claims against us, and our financial results could be adversely affected.

Deployments of our solutions often involve large-scale projects. The quality of our performance on such projects depends in large part upon our ability to manage relationships with our customers and to effectively manage the projects and deploy appropriate resources, including our own project managers and third party subcontractors, in a timely manner. Any defects or errors or failures to meet clients' expectations could result in reputational damage or even claims for substantial monetary damages against us. In addition, we sometimes guarantee customers that we will complete a project by a scheduled date or that our solutions will achieve defined performance standards. If our solutions experience a performance problem, we may not be able to recover the additional costs we will incur in our remedial efforts, which could materially impair profit from a particular project. Moreover, 57% of our revenues in 2006 and 42% of our revenues in 2007 were derived from fixed price contracts. Changes in the actual and estimated costs and time to complete fixed-price, time-certain projects may result in revenue adjustments for contracts where revenue is recognized under the percentage of completion method. Finally, if we miscalculate the amount of resources or time we need to complete a project for which we have agreed to capped or fixed fees, our financial results could be adversely affected.

The biometrics industry is characterized by rapid technological change and evolving industry standards, which could render our existing solutions obsolete.

Our future success will depend upon our ability to develop and introduce a variety of new capabilities and enhancements to our existing solutions in order to address the changing and sophisticated needs of the marketplace. Frequently, technical development programs in the biometrics industry require assessments to be made of the future direction of technology, which is inherently difficult to predict. Delays in introducing new products and enhancements, the failure to choose correctly among technical alternatives or the failure to offer innovative products or enhancements at competitive prices may cause customers to forego purchases of our solutions and purchase our competitors' solutions. We may not have adequate resources available to us or may not adequately keep pace with appropriate requirements in order to effectively compete in the marketplace.

We are dependent on our management team, particularly Ming Hsieh, our founder and Chief Executive Officer, and the loss of any key member of our team may impair our ability to operate effectively and may harm our business.

Our success depends largely upon the continued services of our executive officers and other key personnel, particularly Ming Hsieh, our founder and Chief Executive Officer. The relationships that our key managers have cultivated with our customers makes us particularly dependent upon their continued employment with us. We are also substantially dependent on the continued services of our existing engineering and project management personnel because of the highly technical nature of our solutions. We do not have employment agreements with any of our executive officers or key personnel obligating them to provide us with continued services and therefore, they could terminate their employment with us at any time without penalty. We do not maintain key person life insurance policies on any of our employees. The loss of one or more members of our management team could seriously harm our business.

Our strategy to increase our sales of other fingerprint biometrics products and solutions may not be successful.

Historically, our business and products have been focused on the government and law enforcement markets. Sales to customers in these markets accounted for 98% of our revenues in 2006 and in 2007. A component of our strategy is to develop and grow our sales of other fingerprint biometrics solutions. The market for these solutions is at an early stage of development compared to the market for law enforcement and other government sector biometrics products. We cannot assure you that other fingerprint biometrics products and solutions will gain wide market acceptance, that this market will develop and grow as we expect, that we will successfully develop products for this market or that we will have the same success in this market as we have had in the government and law enforcement markets. In addition, we cannot assure you that our strategy of expanding our business to cover biometric solutions and products based on biometrics other than fingerprints will be successful.

Termination of all or some of our backlog of orders could negatively affect our sales.

We record an item as backlog when we receive a contract, purchase order or other notification indicating the specific products and/or services to be purchased, the purchase price, specifications and other customary terms and conditions. Our backlog includes deferred revenue reflected on our consolidated balance sheet. There can be no assurance that any of the contracts comprising our backlog presented in this Annual Report will result in actual revenue in any particular periods or that the actual revenue from such contracts will equal our backlog estimates. Furthermore, there can be no assurance that any contract included in our estimated backlog that actually generates revenue will be profitable. These estimates are based on our experience under such contracts and similar contracts and may not be accurate. As of December 31, 2006 and 2007, our total backlog was $122 million and $140.1 million, respectively. Approximately $70.0 million of backlog is not expected to be filled in 2008.

Loss of limited source suppliers may result in delays or additional expenses.

We obtain hardware components and complete products from a limited group of suppliers, and we do not have any long term agreements with any of these suppliers obligating them to continue to sell components or products to us. Our reliance on them involves significant risks, including reduced control over quality, price, and delivery schedules. Moreover, any financial instability of, or consolidation among, our manufacturers or contractors could result in our having to find new suppliers. We may experience significant delays in manufacturing and shipping our products to customers if we lose these sources or if the supplies from these sources are delayed, or are of poor quality or supplied in insufficient amounts. As a result, we may be required to incur additional development, manufacturing and other costs to establish alternative sources of supply. It may take several months to locate alternative suppliers, if required, or to re-tool our products to accommodate components from different suppliers. We cannot predict if we will be able to obtain replacement components within the time frames we require at an affordable cost, or at all. Any delays resulting from suppliers failing to deliver components or products on a timely basis, in sufficient quantities and of sufficient quality or any significant increase in the price of components from existing or alternative suppliers could disrupt our ability to meet customer demands or reduce our gross margins.

Our business could be adversely affected by negative audits by government agencies, and we could be required to reimburse the U.S. government for costs that we have expended on our contracts, and our ability to compete successfully for future contracts could be materially impaired.

Government agencies may audit us as part of their routine audits and investigations of government contracts. As part of an audit, these agencies may review our performance on contracts, cost structures and compliance with applicable laws, regulations and standards. These agencies may also review the adequacy of, and our compliance with, our internal control systems and policies, including our purchasing, property, estimating, compensation and management information systems. If any of our costs are found to be improperly allocated to a specific contract, the costs may not be reimbursed and any costs already reimbursed for such contract may have to be refunded. An audit could materially affect our competitive position and result in a material adjustment to our financial results or statement of operations. If a government agency audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with the federal government. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us. While we have never had a negative audit by a governmental agency, we cannot assure you that one will not occur. If we were suspended or debarred from contracting with the federal government generally, or if our reputation or relationships with government agencies were impaired, or if the government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our revenues and prospects would be materially harmed.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology which could have a material adverse effect on our business, financial condition and results of operations, and on our ability to compete effectively.

The core technology used in our products and solutions is not the subject of any patent protection, and we may be unable to obtain patent protection in the future. Although we have patent protection on some of our technology related to optical sensors and image reconstruction for the commercial market, we rely primarily on trade secrets and confidentiality procedures to protect our proprietary technology, and cannot assure you that we will be able to enforce the patents we own effectively against third parties. Despite our efforts, these measures can only provide limited protection. Unauthorized third parties may try to copy or reverse engineer portions of our products or otherwise obtain and use our intellectual property. If we fail to protect our intellectual property rights adequately, our competitors may gain access to our technology, and our business would thus be harmed. In addition, defending our intellectual property rights may entail significant expense. Any of our trademarks or other intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. In addition, our patents, or any patents that may be issued to us in the future, may not provide us with any competitive advantages, or may be challenged by third parties. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which we market our solutions. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and domestic and international mechanisms for enforcement of intellectual property rights may be inadequate. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property or otherwise gaining access to our technology.

We may be required to expend significant resources to monitor and protect our intellectual property rights. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any such litigation, whether or not it is ultimately resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel. For example, in April 2005 we initiated a lawsuit against Northrop Grumman which asserted that Northrop caused us harm by misappropriating our trade secrets. Our management devoted a significant amount of time to, and we spent a significant amount of funds in connection with, this lawsuit, which was settled in 2007.

We may be sued by third parties for alleged infringement of their proprietary rights.

As the size of our market increases, the likelihood of an intellectual property claim against us increases. Our technologies may not be able to withstand third-party claims against their use. Any intellectual property claims, with or without merit, could be time-consuming and expensive to litigate or settle, and could divert management attention away from the execution of our business plan. In addition, we may be required to indemnify our customers for third-party intellectual property infringement claims, which would increase the cost to us of an adverse ruling in such a claim. An adverse determination could also prevent us from offering our solutions to others.

Ming Hsieh controls a majority of our outstanding stock, and this may delay or prevent a change of control of our company or adversely affect our stock price.

Ming Hsieh, our Chief Executive Officer, controlled a majority of our outstanding common stock as of December 31, 2007. As a result, he is able to exercise control over matters requiring stockholder approval, such as the election of directors and the approval of significant corporate transactions. These types of transactions include transactions involving an actual or potential change of control of our company or other transactions that the non-controlling stockholders may deem to be in their best interests and in which such stockholders could receive a premium for their shares. We are a "controlled company" under the NASDAQ corporate governance rules, and therefore we are entitled to exemptions from certain of the NASDAQ corporate governance rules. These requirements are generally intended to increase the likelihood that boards will make decisions in the best interests of stockholders. Specifically, we are not required to have a majority of our directors be independent or to have compensation, nominating and corporate governance committees comprised solely of independent directors. We do not intend to avail ourselves of the controlled company exemptions, but our intentions may change and in such event, if our stockholders' interests differed from those of Mr. Hsieh, our stockholders would not be afforded the protections of these NASDAQ corporate governance requirements.

Because competition for highly qualified project managers and technical personnel is intense, we may not be able to attract and retain the managers we need to support our planned growth.

To execute our growth plan, we must attract and retain highly qualified project managers. Competition for hiring these managers is intense, especially with regard to engineers with high levels of experience in designing, developing and integrating biometrics solutions. We may not be successful in attracting and retaining qualified managers. Many of the companies with which we compete for hiring experienced managers have greater resources than we have. In addition, in making employment decisions, particularly in the Internet and high-technology industries, job candidates often consider the value of the stock options they are to receive in connection with their employment. Significant volatility in the price of our stock may, therefore, adversely affect our ability to attract or retain key managers. Furthermore, recent changes to accounting principles generally accepted in the United States relating to the expensing of stock options may discourage us from granting the sizes or types of stock options that job candidates may require to join our company. If we fail to attract new personnel or fail to retain and motivate our current managers, our business and future growth prospects could be severely harmed.

Competition for skilled personnel in our industry is intense and companies such as ours sometimes experience high attrition rates with regard to their skilled employees. In addition, we often must comply with provisions in federal government contracts that require employment of persons with specified levels of education and work experience. The loss of any significant number of our existing key technical personnel or our inability to attract and retain key technical employees in the future could have a material adverse effect on both our ability to win new business and our financial results.

International uncertainties and fluctuations in the value of foreign currencies could harm our profitability.

During each of the years ended December 31, 2006 and December 31, 2007, revenues outside of the Americas accounted for approximately 14% and 17%, respectively, of our total revenues. We also currently have international operations, including offices in Austria, Canada, China, Taiwan and the United Kingdom. Our international revenues and operations are subject to a number of material risks, including, but not limited to:

- difficulties in building and managing foreign operations;
- regulatory uncertainties in foreign countries;
- difficulties in enforcing agreements and collecting receivables through foreign legal systems and other relevant legal issues;
- longer payment cycles;
- foreign and U.S. taxation issues;
- potential weaknesses in foreign economies;
- fluctuations in the value of foreign currencies;
- general economic and political conditions in the markets in which we operate; and
- unexpected domestic and international regulatory, economic or political changes.

Our sales, including sales to customers outside the United States, are primarily denominated in U.S. dollars, and therefore downward fluctuations in the value of foreign currencies relative to the U.S. dollar may make our solutions more expensive than local solutions in international locations. This would make our solutions less price competitive than local solutions, which could harm our business. We do not currently engage in currency hedging activities to limit the risks of currency fluctuations. Therefore, fluctuations in the value of foreign currencies could harm our profitability.

If biometrics solutions and products based on biometrics other than fingerprints become predominant or more significant in the biometrics market, our business, financial condition and results of operations could suffer materially.

Our current business and products are based primarily on fingerprint biometrics. It is possible that other biometrics solutions could become predominant or more significant in the future, such as biometrics based on face or iris recognition. In such event, we cannot assure you that we would be able to develop successful products and solutions based on these other biometrics or that any such products or solutions we develop would be as successful as our fingerprint biometric solutions.

Our products and solutions could have unknown defects or errors, which may give rise to claims against us or divert application of our resources from other purposes.

Products and solutions as complex as those we offer frequently develop or contain undetected defects or errors. Despite testing, defects or errors may arise in our existing or new products and solutions, which could result in loss of revenue or market share, failure to achieve market acceptance, diversion of development resources, injury to our reputation and increased service and maintenance costs. Defects or errors in our products and solutions might discourage customers from purchasing future products and services.

Potential future acquisitions could be difficult to integrate, divert the attention of key management personnel, disrupt our business, dilute stockholder value and adversely affect our financial results.

As part of our business strategy, we intend to consider acquisitions of companies, technologies and products that we feel could accelerate our ability to compete in our core markets or allow us to enter new markets. Acquisitions involve numerous risks, including:

- difficulties in integrating operations, technologies, accounting and personnel;
- difficulties in supporting and transitioning customers of our acquired companies;
- diversion of financial and management resources from existing operations;
- risks of entering new markets;
- potential loss of key employees; and
- inability to generate sufficient revenues to offset acquisition costs.

Acquisitions also frequently result in the recording of goodwill and other intangible assets which are subject to potential impairments in the future that could harm our financial results. In addition, if we finance acquisitions by issuing convertible debt or equity securities, our existing stockholders may be diluted, which could affect the market price of our stock. As a result, if we fail to properly evaluate acquisitions or investments, we may not achieve the anticipated benefits of any such acquisitions, and we may incur costs in excess of what we anticipate.

Our charter documents and Delaware law may deter potential acquirers of our business and may thus depress our stock price.

Our amended and restated certificate of incorporation and our bylaws contain provisions that could delay or prevent a change of control of our company that our stockholders might consider favorable. In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may discourage, delay or prevent certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our charter documents may make it more difficult for stockholders or potential acquirers to initiate actions that are opposed by the then-current board of directors, including delaying or impeding a merger, tender offer, or proxy contest or other change of control transaction involving our company. Any delay or prevention of a change of control transaction could cause stockholders to lose a substantial premium over the then current market price of their shares.

The trading price of our common stock is volatile.

The trading prices of the securities of technology companies have historically been highly volatile. Accordingly, the trading price of our common stock is likely to be subject to wide fluctuations. Factors affecting the trading price of our common stock may include:

- variations in our financial results;
- announcements of technological innovations, new solutions, strategic alliances or significant agreements by us or by our competitors;

- recruitment or departure of key personnel;
- changes in the estimates of our financial results or changes in the recommendations of any securities analysts that elect to follow our common stock; and
- market conditions in our industry, the industries of our customers and the economy as a whole.

In addition, if the market for biometrics or other technology stocks or the stock market in general experiences continued or greater loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business or financial results. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us.

Future sales of shares by existing stockholders could cause our stock price to decline.

All of our outstanding shares are eligible for sale in the public market, subject in certain cases to volume limitations under Rule 144 of the Securities Act of 1933, as amended. Also, shares subject to outstanding options and rights under our 2000 Stock Option Plan and 2004 Equity Incentive Plan are eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rules 144 and 701 under the Securities Act. If these shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our common stock could decline.

In addition, Ming Hsieh, who was our sole stockholder prior to our initial public offering, continues to hold a substantial number of shares of our common stock. Sales by Mr. Hsieh of a substantial number of shares, or the expectation that such sales may occur, could significantly reduce the market price of our common stock.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business.

Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports, our operating results could be misstated, our reputation may be harmed and the trading price of our stock could be negatively affected. There can be no assurance that our controls over financial processes and reporting will be effective in the future.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our corporate headquarters occupy approximately 20,074 square feet in South Pasadena, California in a building we purchased in 1997. We also lease properties in Reston, Virginia, Dublin, Ohio, Austin Texas, London, U.K., Vienna, Austria, Taipei, Taiwan, Beijing, China and Ontario, Canada for use as local project management and business development offices. The size and location of these properties changes from time to time based on business requirements. We lease a manufacturing facility in Shenzhen, China. In October 2005, we purchased a 151,000 square foot facility in Pasadena, California, which we expect will eventually house our corporate headquarters. With this facility we believe our space is adequate for current needs and that suitable additional or substitute space will be available to accommodate the foreseeable expansion of our operations.

Item 3. Legal Proceedings

In April 2005, we initiated a lawsuit against Northrop Grumman in California State Court (Cogent Systems, Inc. vs. Northrop Grumman Corporation, Northrop Grumman Technology Overseas, Inc., et al., Superior Court of the State of California, in and for the County of Los Angeles, Case No. BC 332199) based on claims of breach of contract, conversion, misappropriation of trade secrets, breach of trust, interference with prospective economic advantage, breach of the implied covenants of good faith and fair dealing, and unfair competition (the "Action"). On December 5, 2007, we and Northrop entered into a definitive Settlement Agreement and Mutual Release of Claims (the "Settlement Agreement"). Pursuant to the terms of the Settlement Agreement, which is effective as of September 5, 2007, we and Northrop formally settled and released all claims and causes of action alleged in the Action. Under the Settlement Agreement, Northrop agreed to pay us $25 million, of which $15 million was paid in January 2008 and $10 million is to be paid in January 2009. Further, we and Northrop have entered into (i) a software license agreement, pursuant to which Northrop will pay us $15 million over three years for a non-exclusive license to use certain of our automated fingerprint identification software in certain existing programs, including IDENT1; (ii) a five-year research and development, service and products agreement, under which Northrop will pay us $20 million for products and services over the term of the agreement; and (iii) a strategic alliance agreement with a term of three years.

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. Except as described above, we are not currently aware of any such legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse affect on our business, financial condition or operating results.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year ended December 31, 2007.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock has been traded on the NASDAQ Global Select Market (formerly the NASDAQ National Market) under the symbol "COGT" since September 24, 2004. Prior to that time, there was no public market for our common stock. The following table sets forth the range of high and low sales prices on the NASDAQ Global Select Market of the common stock for the periods indicated, as reported by NASDAQ.

	Common Stock Price	
	High	Low
Fiscal Year 2006		
First Quarter 2006	$27.00	$17.92
Second Quarter 2006	18.50	13.70
Third Quarter 2006	15.49	10.11
Fourth Quarter 2006	14.80	10.10
Fiscal Year 2007		
First Quarter 2007	$13.98	$10.17
Second Quarter 2007	15.62	12.92
Third Quarter 2007	17.02	12.71
Fourth Quarter 2007	17.00	10.20

As of February 15, 2008, there were 22 holders of record of our common stock. On February 15, 2008, the last sale price reported on the NASDAQ Global Select Market for our common stock was $10.01 per share.

We did not declare or pay any cash dividends on our common stock during our fiscal years ended December 31, 2006 and 2007. We do not anticipate paying dividends on our common stock for at least the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, financial condition and other factors as the board of directors, in its discretion, deems relevant.

Issuer Purchases of Securities

The following table summarizes the Company's purchases of common stock during the fourth quarter of the year ended December 31, 2007:

Issuer Purchases of Equity Securities (1)

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 1, 2007 – October 31, 2007	—	$ —	—	$ —
November 1, 2007 – November 30, 2007	1,142,302	12.13	1,142,302	86,149,469
December 1, 2007 – December 31, 2007	—	—	—	—
Total	1,142,302	$12.13	1,142,302	$86,149,469

(1) On November 1, 2007 we announced that our Board of Directors had approved a stock repurchase program. Pursuant to this program, beginning on November 5, 2007, we may repurchase up to $100 million of our common stock. Depending on market conditions, shares may be repurchased from time to time at prevailing market prices through open market or negotiated transactions. The program will terminate on October 29,

2008. We are not obligated to purchase any shares. Subject to applicable securities laws, repurchases may be made at such times and in such amounts as our management deems appropriate. Purchases under the program can be discontinued at any time our management feels additional purchases are not warranted. As part of our stock repurchase program, on November 30, 2007 we entered into a stock repurchase agreement with Morgan Stanley & Co. (the "November 2007 repurchase agreement") pursuant to which we appointed Morgan Stanley to repurchase, during a period beginning on December 4, 2007, up to $25 million of shares of our common stock. The November 2007 repurchase agreement will terminate on October 29, 2008, unless terminated earlier pursuant to its terms. No purchases were made under the November 2007 repurchase agreement during the fourth quarter of the year ended December 31, 2007; however, in January 2008 we repurchased 1,789,681 shares at an average price per share of $9.61 under the November 2007 repurchase agreement, and as of January 31, 2008 the authorized amount remaining available under our repurchase program for share repurchases was $68.9 million. Further, pursuant to our repurchase program, on February 28, 2008 we entered into an additional stock repurchase agreement with Morgan Stanley (the "February 2008 repurchase agreement") pursuant to which we appointed Morgan Stanley to repurchase, during a period beginning on the date after the full $25 million of our shares is repurchased under the November 2007 repurchase agreement, up to an additional $20 million of shares of our common stock. The February 2008 repurchase agreement will terminate on October 29, 2008, unless terminated earlier pursuant to its terms.

Performance Measurement Comparison

The following graph illustrates a comparison of the total cumulative stockholder return on our common stock since September 24, 2004, the date of our initial public offering, to two indices: (i) Center for Research in Security Prices ("CRSP") Total Return Index for the NASDAQ Stock Market and (ii) the NASDAQ Computer and Data Processing Services Index. The graph assumes an initial investment of $100 on September 24, 2004 and that all dividends have been reinvested. No cash dividends have been declared on our common stock since the date of our initial public offering. The comparisons in the graph are required by the SEC and are not intended to forecast or be indicative of possible future performance of our common stock.



COMPARISON OF 39 MONTH CUMULATIVE TOTAL RETURN*
Among Cogent, Inc., The NASDAQ Composite Index
And The NASDAQ Computer & Data Processing Index
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
9/04
9/04
12/04
3/05
6/05
9/05
12/05
3/06
6/06
9/06
12/06
3/07
6/07
9/07
12/07
Cogent, Inc.
NASDAQ Composite
NASDAQ Computer & Data Processing

* $100 invested on 9/24/04 in stock or 8/31/04 in index-including reinvestment of dividends.
Fiscal year ending December 31.

Item 6. Selected Consolidated Financial Data

The following selected consolidated financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this Annual Report. The selected consolidated balance sheet data as of December 31, 2006 and 2007 and the selected consolidated statement of income data for each of the three years in the period ended December 31, 2007, have been derived from our audited consolidated financial statements, which are included elsewhere in this Annual Report. The selected consolidated balance sheet data as of December 31, 2003, 2004 and 2005 and selected consolidated statement of income data for the years ended December 31, 2003 and 2004 have been derived from our audited consolidated financial statements not included in this Annual Report. Historical results are not necessarily indicative of the results to be expected in the future.

	Year Ended December 31,				
	2003	2004	2005	2006	2007
	(in thousands)				
Statements of Income Data:					
Revenues:					
Product revenues	$24,911	$74,698	$141,649	$ 79,055	$ 80,572
Maintenance and services revenues	7,268	12,990	18,240	22,602	25,222
Total revenues	32,179	87,688	159,889	101,657	105,794
Cost of revenues:					
Cost of product revenues (1)	7,981	25,723	53,308	37,455	33,081
Cost of maintenance and services revenues (1)	2,256	4,104	4,997	6,252	7,615
Total cost of revenues	10,237	29,827	58,305	43,707	40,696
Gross profit	21,942	57,861	101,584	57,950	65,098
Operating expenses:					
Research and development (1)	6,350	8,303	8,908	8,627	10,625
Selling and marketing (1)	3,173	5,384	7,543	7,974	9,382
General and administrative (1)	2,044	10,764	10,152	13,031	19,927
Total operating expenses	11,567	24,451	26,603	29,632	39,934
Operating income	10,375	33,410	74,981	28,318	25,164
Other income (expense):					
Interest income	120	1,144	9,050	17,325	22,132
Other, net	(48)	1,599	518	441	(117)
Total other income	72	2,743	9,568	17,766	22,015
Income before income taxes and equity in losses of investee and impairment of equity investment	10,447	36,153	84,549	46,084	47,179
Income tax provision (benefit)	577	(6,428)	19,263	16,356	18,537
Equity in losses of investee	(246)	—	—	—	—
Impairment of equity investment	(435)	—	—	—	—
Net income	$ 9,189	$42,581	$ 65,286	$ 29,728	$ 28,642

(1) Includes share based compensation expense as follows:

	Year Ended December 31,				
	2003	2004	2005	2006	2007
	(in thousands)				
Cost of product revenues	$ 100	$ 172	$ 246	$ 307	$ 332
Cost of maintenance and services revenues	205	497	444	471	320
Research and development	663	1,413	1,751	650	350
Selling and marketing	421	1,558	1,483	1,387	919
General and administrative	58	6,788	2,154	1,641	804
	$1,447	$10,428	$6,078	$4,456	$2,725

	Year Ended December 31,				
	2003	2004	2005	2006	2007
	(in thousands, except per share data)				
Net income per share (2):					
Basic	$ 0.15	$ 0.65	$ 0.74	$ 0.32	$ 0.30
Diluted	$ 0.14	$ 0.56	$ 0.69	$ 0.31	$ 0.30
Weighted average number of shares used in per share calculations:					
Basic	60,000	65,617	88,403	94,051	94,223
Diluted	67,853	75,817	94,053	96,037	95,837
Pro forma net income data(3):					
Income before income taxes and after equity in losses of investee and impairment of equity investment, as reported	$ 9,766	$36,153			
Pro forma provision (credit) for income taxes	4,123	14,837			
Pro forma net income	$ 5,643	$21,316			
Pro forma net income per share					
Basic	$ 0.09	$ 0.32			
Diluted	$ 0.08	$ 0.28			

	December 31,				
	2003	2004	2005	2006	2007
	(in thousands)				
Balance Sheet Data:					
Cash and cash equivalents	$17,457	$ 27,004	$ 19,805	$ 18,801	$ 8,955
Investments in marketable securities	—	195,719	330,795	395,425	435,352
Working capital	20,228	187,546	359,190	365,330	374,736
Total debt	—	—	—	—	—
Total assets	37,655	300,894	513,265	540,941	551,188
Deferred revenue	15,264	68,429	45,158	37,504	27,648
Total stockholders' equity	19,716	222,064	458,612	490,559	510,216

(2) See Note 1 to our consolidated financial statements for an explanation of the determination of the number of shares used to compute basic and diluted per share amounts.

(3) Prior to the termination of our S Corporation status, we were exempt from paying federal income taxes and have paid certain state income taxes at a reduced rate because of our S Corporation status. Our S Corporation status terminated effective September 22, 2004. Pro forma net income data reflects the income tax expense that would have been recorded had we not been exempt from paying taxes under the S Corporation election.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This report contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we, nor any other person, assume responsibility for the accuracy and completeness of the forward-looking statements. We are under no obligation to update any of the forward-looking statements after the filing of this Annual Report to conform such statements to actual results or to changes in our expectations.

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes and other financial information appearing elsewhere in this Annual Report. Readers are also urged to carefully review and consider the various disclosures made by us which attempt to advise interested parties of the factors which affect our business, including without limitation the disclosures made in Item 1A of Part I of this Annual Report under the caption "Risk Factors".

Risk factors that could cause actual results to differ from those contained in the forward-looking statements include but are not limited to: changes in government policies; uncertain political conditions in international markets; deriving a significant portion of revenues from a limited number of customers; deriving a significant portion of revenues from the sale of solutions pursuant to government contracts; failure of the biometrics market to experience significant growth; failure of our products to achieve broad acceptance; potential fluctuations in quarterly and annual results; changes in our effective tax rate; failure to successfully compete; failure to comply with government regulations; failure to accurately predict financial results due to long sales cycles; negative publicity and/or loss of clients due to security breaches resulting in the disclosure of confidential information; loss of export licenses or changes in export laws; failure to manage projects; rapid technology change in the biometrics market; loss of a key member of management team; termination of backlog orders; loss of limited source suppliers; negative audits by government agencies; failure to protect intellectual property; and exposure to intellectual property and product liability claims.

Overview

We are a leading provider of advanced Automated Fingerprint Identification Systems, ("AFIS"), and other fingerprint biometrics solutions to governments, law enforcement agencies and other organizations worldwide. We were incorporated and commenced operations in 1990. We have been researching, designing, developing and marketing AFIS and other fingerprint biometrics solutions since inception. During most of our operating history, we have achieved positive income and cash flows from operations. From the fourth quarter of 2003 through the year ended December 31, 2005, we experienced significant increases in our revenues and net income as the market for our AFIS solutions expanded primarily due to increased demand by the Department of Homeland Security, or DHS, as well as the National Electoral Council of Venezuela, or CNE. We experienced a decline in revenues during the year ended December 31, 2006 due to the completion of a number of significant contracts, the timing of revenue recognition related to contracts entered into in previous periods and slowdowns in the procurement process at the U.S. government. In 2007 our revenues improved over 2006 levels as we recorded revenue from an increased number of customers. We believe that we are positioned to experience an increase in revenues in 2008 over 2007 levels as we expect to recognize revenue from previously announced contracts with customers including Morocco, Spain, Maryland, Hong Kong, Egypt and the DHS, as well as from new contracts with core customers such as the DHS, the County of Los Angeles and various programs in Europe.

Sources of Revenues

We generate product revenues principally from sales of our AFIS solutions, which typically consist of our Programmable Matching Accelerator, ("PMA"), servers and other AFIS equipment, including workstations and live-scans, bundled with our proprietary software. Also included in product revenues are fees generated from design and deployment of our AFIS solutions. We generate maintenance revenues from maintenance contracts that are typically included with the sale of our AFIS solutions. Maintenance contracts for technical support and software updates generally cover a period of one year, and after contract expiration, our customers have the right to purchase maintenance contract renewals, which generally cover a period of one year. Revenues from maintenance contracts are deferred and amortized on a straight-line basis over the life of the maintenance obligation. We generate services revenues from engineering services and AFIS system operation services that are not an element of an arrangement for the sale of products. These services are typically performed under fixed-price and time-and-material agreements.

We market our solutions primarily to U.S. and foreign government agencies and law enforcement agencies. In a typical contract with a government agency for an initial AFIS deployment, we agree to design the AFIS, supply and install equipment and software and integrate the AFIS within the agency's existing network infrastructure. These initial deployment contracts frequently require significant modification or customization of our solution as part of our integration services. These contracts provide for billings up to a fixed price total contract value upon completion of agreed milestones or deliveries, with each milestone or delivery typically having a value specified in the contract. These customers usually impose specific performance and acceptance criteria that must be satisfied prior to invoicing for each milestone or delivery. When customers purchase AFIS solutions that do not require significant modification or customization of our software, whether as an initial deployment or as an expansion of an existing AFIS, we typically agree to deliver the products and perform limited installation services subject to customer-specific acceptance criteria. Certain of our customers, including the DHS, submit purchase orders under blanket purchase order agreements. Blanket purchase order agreements set out the basic terms and conditions of our arrangement with the customer and simplify the procedures for ordering our products to avoid administrative processes that would otherwise apply, particularly with the federal government. The billing of these contracts is generally tied to delivery and acceptance of specific AFIS equipment, usually our PMA servers or live-scans. Most of our contracts for AFIS solutions also include an ongoing maintenance obligation that we honor over a term specified in the deployment contract or the blanket purchase order agreement. The nature of our business and our customer base is such that we negotiate a set of unique terms for each contract that are based upon the purchaser's standard form of documentation.

The most significant portion of our revenues since the fourth quarter of 2003 has arisen from increased demand by the DHS and the CNE for our AFIS solutions. The DHS uses our solutions in connection with the implementation of the United States Visitor and Immigrant Status Indicator Technology, or US-VISIT, program, and the CNE uses our solutions for national, regional and local elections. We anticipate that the DHS will account for a significant portion of our revenues for the foreseeable future. Our most recent arrangement with the CNE was completed in December 2006 and revenues from all of our arrangements with the CNE were fully recognized by June 30, 2007. We do not have any long-term contracts with any of our customers, including the DHS, for the sale of our products, and our future sales will depend upon the receipt of new orders. Any delay or other change in the rollout of US-VISIT or any failure to obtain new orders from the DHS could cause our revenues to fall short of our expectations.

We also expect to experience continued demand from a number of other governments as they deploy AFIS solutions in elections, at points of entry and exit, including borders, seaports and airports, and in connection with national identification programs. For example, in Canada, we have been awarded an initial contract and several follow-on orders, and we believe we may receive additional follow-on orders related to the Royal Canadian Mounted Police (RCMP)'s Real Time Identification Initiative. Another example is our September 2005 contract with the Direction Générale De la Sureté Nationale of Morocco (DGSN) to provide an integrated turn-key AFIS. The quantity and timing of orders from both U.S. and foreign government entities depends on a number of factors outside of our control, such as the level and timing of budget appropriations. Government contracts for security solutions in elections, at points of entry and exit and in connection with national identification programs are typically awarded in open competitive bidding processes. Therefore, our future level of sales of AFIS solutions for deployments in elections and at points of entry and exit may vary substantially, and will depend on our ability to successfully compete for this business.

Cost of Revenues and Operating Expenses

Cost of Revenues. Cost of product revenues consists principally of compensation costs incurred in designing, integrating, installing and customizing AFIS solutions, the costs associated with manufacturing, assembling and testing our AFIS solutions and utilizing subcontractors. A substantial portion of these costs represents components, such as servers, integrated circuits, workstations, live-scans and other hardware. Cost of product revenues also includes related overhead, compensation, final assembly, quality-assurance, inventory management, support costs and payments to contract manufacturers that perform assembly functions. Cost of maintenance and services revenues consists of customer support costs and training and professional service expenses, including compensation. Cost of revenues also includes share-based compensation allocable to personnel performing services related to cost of revenues. We expect our gross margin to be affected by many factors, including our mix of products and the amount of third party hardware included in our AFIS solutions. Other factors that may affect our gross margin include changes in selling prices of our products, maintenance and services, fluctuations in demand for our products, the timing and size of customer orders, fluctuations in manufacturing volumes, changes in costs of components and new product introductions by us and our competitors and agreements entered into with our subcontractors.

Research and Development. Research and development expenses consist primarily of salaries and related expenses for engineering personnel, fees paid to consultants and outside service providers, depreciation of development and test equipment, prototyping expenses related to the design, development, testing and enhancements of our products, and the cost of computer support services. We expense all research and development costs as incurred. Under our customer contracts, we typically obtain the rights to use any improvements to our technology developed on a particular customer deployment on other customer deployments. As a result, we have historically been able to moderate our research and development expenses by leveraging the improvements developed by our personnel working on customer engagements. Research and development expenses also include share-based compensation allocable to personnel performing services related to research and development.

Selling and Marketing. Selling and marketing expenses consist primarily of salaries, commissions and related expenses for personnel engaged in marketing, sales, public relations and advertising, along with promotional and trade show costs and travel expenses. Sales and marketing expenses also include share-based compensation allocable to personnel performing services related to sales and marketing.

General and Administrative. General and administrative expenses include salaries and related expenses for personnel engaged in finance, human resources, insurance, information technology, administrative activities and legal and accounting fees. General and administrative expenses also include share-based compensation allocable to personnel performing general and administrative services.

In April 2005, we initiated a lawsuit against Northrop Grumman ("Northrop") based on claims of breach of contract, conversion, misappropriation of trade secrets, breach of trust, interference with prospective economic advantage, breach of the implied covenants of good faith and fair dealing, and unfair competition (the "Action"). In December 2007, we and Northrop entered into a definitive Settlement Agreement and Mutual Release of Claims, which was effective as of September 5, 2007, pursuant to which we and Northrop formally settled and released all claims and causes of action alleged in the Action. In the year ended December 31, 2007 we incurred $10.8 million in legal fees relating to the Action. No revenue or other income was recognized from the settlement agreement in 2007. We have not yet determined the accounting treatment including the income statement classification of amounts to be received under the Settlement Agreement.

Application of Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate these estimates, including those related to percentage-of-completion, bad debts, inventories, investments, income taxes, commitments, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We consider the following accounting estimates to be both those most important to the portrayal of our results of operations and financial condition and those that require the most subjective judgment:

- revenue recognition;
- commitments and contingencies;
- allowance for doubtful accounts;
- investments in marketable securities;
- accounting for taxes; and
- accounting for share-based compensation.

Revenue Recognition. Because our proprietary software is essential to the functionality of our AFIS solutions and other biometrics products, we apply the provisions of Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions." For arrangements that require significant production, modification, or customization of software, we apply the provisions of Accounting Research Bulletin (ARB) No. 45, "Long-Term Construction-Type Contracts," and SOP 81-1, "Accounting for Performance of Construction-Type and Production Type Contracts." To the extent an element within our software arrangements falls within a level of accounting literature that is higher than SOP 97-2, we record revenue on such element in accordance with the relevant authoritative literature. For arrangements that contain the lease of equipment, we account for the lease element in accordance with Statement of Financial Accounting Standards (SFAS) No. 13 "Accounting for Leases" and account for the remaining elements in the arrangement in accordance with SOP 97-2. For arrangements that contain a non-software deliverable such as hardware, we apply the provisions of Emerging Issues Task Force (EITF) 03-05 "Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software" and recognize revenue when all other revenue recognition criteria are met. For multiple element arrangements not subject to accounting under SOP 97-2, we account for these arrangements in accordance with EITF No. 00-21 "Revenue Arrangements with Multiple Deliverables". The application of the appropriate accounting principle to our revenue is dependent upon the specific transaction and whether the sale includes systems, software and services or a combination of these items. As our business evolves, the mix of products and services sold will impact the timing of when revenue and related costs are recognized. Additionally, revenue recognition involves judgments, including estimates of costs to complete contracts accounted for using the percentage of completion method of accounting and assessments of the likelihood of nonpayment. We analyze various factors, including a review of specific transactions, the credit-worthiness of our customers, our historical experience and market and economic conditions. Changes in judgments on these factors could materially impact the timing and amount of revenue and costs recognized.

Product Revenues

The timing of product revenues recognition is dependent on the nature of the product sold.

- Revenues associated with AFIS solutions that do not require significant modification or customization of our software, exclusive of amounts allocated to maintenance for which we have vendor-specific objective evidence of fair value, or VSOE, are recognized upon installation and receipt of written acceptance of the solution by the customer when required by the provisions of the contract, provided all other criteria for revenue recognition have been met. For example, we recognize revenue in this manner from sales of our PMA servers to the DHS under our blanket purchase agreement with the DHS. Revenue resulting from arrangements for which VSOE of the maintenance element does not exist is recognized ratably over the maintenance period.
- Revenues associated with AFIS solutions that require significant modification or customization of our software, are recognized using the percentage-of-completion method as described by SOP 81-1. The percentage-of-completion method reflects the portion of the anticipated contract revenue which has been earned, equal to the ratio of labor effort expended to date to the anticipated final labor effort, based on current estimates of total labor effort necessary to complete the project. The amount subject to the percentage-of-completion method is exclusive of the maintenance, the fair value of which is established by VSOE. Material differences may result in the amount and timing of our revenue for any period if actual results differ from our judgments and estimates. We recognize revenue in this manner from sales of significant initial AFIS deployments. Revenue resulting from arrangements for which VSOE of the maintenance element does not exist is recognized ratably over the contractual maintenance period or until the time when such VSOE is established. Revenues recognized under such arrangements were $44.3 million, $16.9 million and $11.8 million for the years ended December 31, 2005, 2006 and 2007, respectively.
- Revenue associated with the sale of our application specific integrated circuit, or ASIC applications, stand-alone live-scans and other biometric products, excluding maintenance when applicable, is recognized upon shipment to the customer provided (i) persuasive evidence of an arrangement exists, (ii) title and risk of ownership has passed to the buyer, (iii) the fee is fixed or determinable and (iv) collection is deemed probable.
- Revenue associated with service offerings where we maintain and operate a portion of the AFIS systems on an outsourced application-hosting basis is recognized on a per transaction basis provided (i) persuasive evidence of an arrangement exists, (ii) title and risk of ownership has passed to the buyer, (iii) the fee is fixed or determinable and (iv) collection is deemed probable.
- Revenue associated with contracts where sufficient VSOE cannot be established for the allocation of revenue to the various elements of the arrangement is deferred until the earlier of the point at which (i) such sufficient VSOE does exist or (ii) all elements of the arrangement have been delivered.
- Cash received from customers in advance of recognition of the related revenue is recorded as deferred revenue.

Maintenance Revenues

Maintenance revenue consists of fees for providing technical support and software updates on a when-and-if available basis. We recognize all maintenance revenue ratably over the applicable maintenance period. We determine the amount of maintenance revenue to be deferred through reference to substantive maintenance renewal provisions contained in a particular arrangement or, in the absence of such renewal provisions, through reference to VSOE of maintenance renewal rates. We consider substantive maintenance provisions to be provisions where the stated maintenance renewal as a percentage of the product fee is comparable to our normal pricing for maintenance only renewals. In the event that maintenance included in an AFIS solutions contract does not have VSOE, the entire arrangement fee, including the contractual amount of the maintenance obligation, is included in product revenues and recognized ratably over the term of the maintenance period.

Services Revenues

Professional services revenue is primarily derived from engineering services and AFIS system operation and maintenance services that are not an element of an arrangement for the sale of products. These services are generally billed on a time-and-materials basis. The majority of our professional services are performed either directly or indirectly for U.S. government organizations. Revenue from such services is recognized as the services are provided.

Consistent with EITF Issue No. 99-19, "Reporting Revenue Gross as a Principal Versus Net as an Agent," the amount of revenue recognized from commissions where we are acting as an agent is the net amount after payments are made to the primary obligor responsible for delivering the services.

Revenue Recognition Criteria

We recognize revenue when persuasive evidence of an arrangement exists, the element has been delivered, the fee is fixed or determinable and collection of the resulting receivable is probable.

Persuasive evidence of an arrangement: We use either contracts signed by both the customer and us or written purchase orders issued by the customer that legally bind us and the customer as evidence of an arrangement.

Product delivery: We deem delivery to have occurred when AFIS solutions are installed and, when required under the terms of a particular arrangement, upon acceptance by the customer. Shipments of our ASICs, stand-alone live-scans and other biometric products are recognized as revenue when shipped and title and risk of ownership has passed to the buyer.

Fixed or determinable fee: For product arrangements not accounted for using the percentage-of-completion method, we consider the fee to be fixed or determinable if the fee is not subject to refund or adjustment and the payment terms are within normal established practices. If the fee is not fixed or determinable, we recognize the revenue as amounts become due and payable.

Collection is deemed probable: We conduct a credit review for all significant transactions at the time of the arrangement to determine the credit-worthiness of the customer. Collection is deemed probable if we expect that the customer will pay amounts under the arrangement as payments become due.

Deferred Revenue. Our deferred revenue balance results primarily from payments received from customers in advance of recognition of the related revenue and, to a lesser extent, from invoicing of customers prior to recognition of the related revenue. Certain customers make upfront payments resulting in cash collected prior to our recognition of revenue. These payments can be significant. We record this upfront payment as deferred revenue and reduce the deferred revenue balance as revenue is recognized. As a result, our deferred revenue balance fluctuates from quarter to quarter because it is a function of the timing of (i) the receipt of cash payments from those customers who pay in advance of revenue recognition, (ii) invoicing of customers in advance of revenue recognition and (iii) amortization of deferred revenues into revenues. Deferred revenues also consist of payments received in advance from our customers for maintenance agreements, under which revenues are recognized ratably over the term of the maintenance period. However, the fluctuation in the deferred revenue balance from quarter to quarter is generally not significantly affected by the deferred maintenance revenue. Because the mix of customers who pay or are invoiced in advance of revenue recognition changes from period to period, fluctuations in our deferred revenue balance are not a reliable indicator of total revenue to be recognized in any future period. Our cash flow from operations is also affected each quarter as a result of fluctuations in the deferred revenue balance.

Commitments and Contingencies. We periodically evaluate all pending or threatened contingencies and commitments, if any, that are reasonably likely to have a material adverse effect on our operations or financial position. We assess the probability of an adverse outcome and determine if it is remote, reasonably possible or probable as defined in accordance with the provisions of SFAS No. 5, "Accounting for Contingencies." If information available prior to the issuance of our financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of our financial statements, and the amount of the loss, or the range of probable loss can be reasonably estimated, then such loss is accrued and charged to operations. If no accrual is made for a loss contingency because one or both of the conditions pursuant to SFAS No. 5 are not met, but the probability of an adverse outcome is at least reasonably possible, we will disclose the nature of the contingency and provide an estimate of the possible loss or range of loss, or state that such an estimate cannot be made.

Allowances for Doubtful Accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments, which results in a provision for bad debt expense. We determine the adequacy of this allowance by evaluating individual customer accounts receivable, through consideration of the customer's financial condition, credit history and current economic conditions. If the financial condition of our customers was to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Investments in Marketable Securities. Our investments in marketable securities consist primarily of money market funds, certificates of deposit and commercial paper, U.S. Treasury securities, government-sponsored enterprise securities, municipal bonds, foreign government bonds and corporate bonds and notes. We account for our investments in debt and equity securities under Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, (FAS 115). Marketable securities are classified as available-for-sale securities and are accounted for at their fair value. Unrealized gains and losses on these securities are reported as other comprehensive income (loss), respectively. Under FAS 115, unrealized holding gains and losses are excluded from earnings and reported net of the related tax effect in other comprehensive income (OCI) as a separate component of shareholders' equity. When the fair value of an investment declines below its original cost, we evaluate the investment in accordance with FASB Staff Position ("FSP") 115-1 and 124-1 "The Meaning of Other-Than-Temporary Impairment and Its Applications to Certain Investments" which addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. When the fair value of an investment declines below its original cost, we consider all available evidence to evaluate whether the decline is other-than-temporary. Among other things, we consider the duration and extent of the decline and economic factors influencing the markets. If a decline in fair value is judged to be other-than-temporary, the cost basis of the individual security is written off to fair value as a new cost basis and the amount of the write-down is included in earnings (that is, accounted for as a realized loss). The new cost basis is not to be changed for subsequent recoveries in fair value. Subsequent increases in the fair value of available-for-sale securities are included in OCI; subsequent decreases in fair value, if not an other-than-temporary impairment, also are included in OCI. The determination of whether a loss is other than temporary is highly judgmental and may have a material impact on our results of operations.

As of December 31, 2007, our investments included $17.9 million of auction rate securities. These investments have high credit quality ratings of AA or AAA and are fully collateralized by bonds and other financial instruments. Auction rate securities are generally long-term debt instruments that provide liquidity through a Dutch auction process that resets the applicable interest rate at pre-determined calendar intervals, generally every 28 days. This mechanism generally allows existing investors to rollover their holdings and continue to own their respective securities or liquidate their holdings by selling their securities at par value. We generally invest in these securities for short periods of time as part of our cash management program. Accordingly, the investments are typically classified as current and available for sale investments and included in current assets on our consolidated balance sheet.

Subsequent to December 31, 2007, we liquidated $11.0 million of our auction rate securities in successful auctions and purchased additional auction rate securities valued at $2.0 million. As of February 22, 2008, we held $8.9 million in auction rate securities. Recent uncertainties in the credit markets have prevented us and other investors from liquidating investments in auction rate securities because, in recent auctions, the amount of securities submitted for sale has exceeded the amount of purchase orders. We are not certain as to when the liquidity issues relating to these investments will improve. As a result of the timing of the recent auction failures beginning in February 2008, we are uncertain as to the current fair market value of the auction rate securities we hold. Based on the fair market value of the auction rate securities and an analysis of other-than-temporary impairment factors, including, but not limited to, whether the credit ratings of the issuers or the insurers deteriorate, or the collateral of the securities deteriorates, we may be required to reflect a write-down of certain of our auction rate securities in the first quarter of 2008 as a charge to earnings if any of our auction rate securities are deemed to be other-than-temporarily impaired. Such impairment charge would be recorded as other expense and could be material to our results of operations. Based on our expected operating cash flows, and our other sources of cash, we do not expect the potential lack of liquidity in these investments to affect our ability to execute our current business plan.

Accounting for Taxes. In preparing our consolidated financial statements, we estimate our income tax liability in each of the jurisdictions in which we operate by estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and financial statement purposes. As of December 31, 2007, our net deferred tax assets were $26.1 million. Management judgment is required in assessing the realizability of our deferred tax assets. In performing this assessment, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In the event that actual results differ from our estimates or we adjust our estimates in future periods, we may need to make or adjust valuation allowances with respect to our deferred tax assets, which could materially impact our financial position and results of operations. Our income tax provision is based on calculations and assumptions that may be subject to examination by the Internal Revenue Service and other tax authorities. Should the actual results differ from our estimates, we would have to adjust the income tax provision in the period in which the facts that give rise to the revision become known. Tax law and rate changes are reflected in the income tax provision in the period in which such changes are enacted.

We generate a significant portion of our revenues from contracts with foreign government agencies. Each country with which we do business has its own particular rules to determine the point at which our activities within such country will become subject to taxes, if any. To the extent our contracts with foreign government agencies are subject to income taxes and we do not generate adequate foreign tax credits for purposes of our Federal income tax return, our effective tax rate may be impacted.

Effective January 1, 2007, we adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109" ("FIN 48"). FIN 48 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect our operating results.

Accounting for Share-Based Compensation. Effective January 1, 2006, we adopted the provisions of SFAS No. 123 (revised 2004), Share-Based Payment, (SFAS 123R) using the modified prospective transition method. Under this transition method, compensation expense recognized includes: (a) compensation expense for all share-based awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation expense for all share-based awards granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R.

The calculation of share-based employee compensation expense involves estimates that require management's judgment. These estimates include the fair value of each of our stock option awards, which is estimated on the date of grant using a Black-Scholes option-pricing model as discussed in Note 2 of our consolidated financial statements included elsewhere in this report. The fair value of our stock option awards is expensed on a straight-line basis over the vesting life of the options. We estimate the volatility of our common stock at the date of grant based on the implied volatility of publicly traded 30-day to 270-day options on our common stock, consistent with SFAS 123R and SEC Staff Accounting Bulletin No. 107. Our decision to use implied volatility was based upon the availability of actively traded options on our common stock and our belief that implied volatility is more representative of future stock price trends than historical volatility. We base the risk-free interest rate that we use in the Black-Scholes option valuation model on the implied yield in effect at the time of option grant on U.S. Treasury zero-coupon issues with equivalent remaining terms. We do not anticipate paying any cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero in the Black-Scholes option valuation model. SFAS 123R requires us to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record share-based compensation expense only for those awards that are expected to vest. For options granted before January 1, 2006, we amortize the fair value on an accelerated basis. For options granted on or after January 1, 2006, we amortize the fair value on a straight-line basis. All options are amortized over the requisite service periods of the awards, which are generally the vesting periods. We may elect to use different assumptions under the Black-Scholes option valuation model in the future, which could materially affect our net income or loss and net income or loss per share.

Results of Operations

The following table sets forth selected statements of income data for each of the periods indicated expressed as a percentage of total revenues:

	Year Ended December 31,		
	2005	2006	2007
Revenues:			
Product revenues	88.6%	77.8%	76.2%
Maintenance and services revenues	11.4	22.2	23.8
Total revenues	100.0	100.0	100.0
Cost of revenues:			
Cost of product revenues	33.4	36.8	31.3
Cost of maintenance and services revenues	3.1	6.2	7.2
Total cost of revenues	36.5	43.0	38.5
Gross profit	63.5	57.0	61.5
Operating expenses:			
Research and development	5.6	8.5	10.0
Selling and marketing	4.7	7.8	8.9
General and administrative	6.3	12.8	18.8
Total operating expenses	16.6	29.1	37.7
Operating income	46.9	27.9	23.8
Income before income taxes	52.9	45.3	44.6
Income tax provision	12.0	16.1	17.5
Net income	40.8%	29.2%	27.1%

Comparison of Results for the Years Ended December 31, 2006 and 2007

Revenues. Revenues were $105.8 million for the year ended December 31, 2007 compared to $101.7 million for the year ended December 31, 2006. Product revenues were consistent at $80.6 million for the year ended

December 31, 2007 and $79.1 million for the year ended December 31, 2006. In the year ended December 31, 2007, product revenues were affected by an aggregate increase of $26.9 million in revenues from the DHS and its logistical partners, the RCMP, the DGSN, the UkVisas Project and the Attorney General of Ohio, as well as a $23.8 million decrease in product revenues from the CNE, primarily due to the completion of contracts under which we provided AFIS solutions to the CNE.

Maintenance and services revenues increased to $25.2 million for the year ended December 31, 2007 from $22.6 million for the year ended December 31, 2006. The increase of $2.6 million or 11.6% was due to an increase in maintenance renewals and engineering services associated with product sales in prior periods, as well as revenues earned under our recent arrangement to operate and maintain an AFIS used to obtain, transmit, and match finger images for applicants and recipients of food stamp benefits in the State of Texas.

Gross Profit. Gross profit as a percentage of revenues was 61.5% for the year ended December 31, 2007 compared to 57.0% for the same period of the prior year. Product gross margins were 58.9% for the year ended December 31, 2007 compared to 52.6% for the year ended December 31, 2006. The improvement in margins on product revenues was primarily due to a change in the mix of products sold during 2007. During 2006 we recognized a significant portion of our revenues from provision of hardware intensive AFIS solutions, which typically have lower margins. A larger portion of our 2007 revenues represented software intensive solutions which typically carry higher margins.

Costs of maintenance and service revenues increased to $7.6 million for the year ended December 31, 2007 from $6.3 million for the year ended December 31, 2006. Maintenance and services gross margins decreased from 72.3% in 2006 to 69.8% in 2007. The increase in costs of maintenance and services was primarily due to an increase in the number of personnel engaged in providing maintenance and engineering services from 19 at December 31, 2006 to 22 at December 31, 2007.

Research and Development. Research and development expenses increased to $10.6 million, or 10.0% of revenues, for the year ended December 31, 2007 compared to $8.6 million, or 8.5% of revenues for the year ended December 31, 2006. The increase of $2.0 million or 23.2% was primarily due to an increase in salary expense and other labor related costs driven by an increase in research and development headcount. Our research and development related headcount increased 40% to 119 as of December 31, 2007 from 85 as of December 31, 2006.

Selling and Marketing. Selling and marketing expenses increased to $9.4 million or 8.9% of revenues for the year ended December 31, 2007, compared to $8.0 million, or 7.8% of revenues, for the year ended December 31, 2006. The increase in selling and marketing expenses of $1.4 million or 17.7% was primarily due to an increase in salary expenses and other labor related costs of $928,000 driven by an increase in headcount from 20 at December 31, 2006 to 31 at December 31, 2007. In anticipation of a general increase in the number and size of contracts coming up for proposal in the biometric security industry, management instituted an effort to expand its marketing and business development capabilities during 2007. This effort included an expansion in our selling and marketing related headcount, including the hiring of several key executives in the U.S., Canada and the U.K. An increase in consulting fees of $548,000, to support business development and proposal activities, also contributed to the increase in selling and marketing expenses during the year ended December 31, 2007, as compared to the same period of the prior year.

General and Administrative. General and administrative expenses increased to $19.9 million, or 18.8% of revenues, for the year ended December 31, 2007 compared to $13.0 million, or 12.8% of revenues, for the year ended December 31, 2006. The $6.9 million or 52.9% increase was due to a $6.9 million increase in legal fees related to our lawsuit against Northrop Grumman. Legal fees incurred in connection with the Company's legal action against Northrop Grumman were $10.8 million during the year ended December 31, 2007 compared to $3.9 million for the year ended December 31, 2006.

Interest Income. We earned interest income of $22.1 million during the year ended December 31, 2007 compared to $17.3 million during the year ended December 31, 2006. The increase in interest income of $4.8 million or 27.7% was primarily due to higher interest rates and higher cash and investment balances as a result cash generated from operations.

Income Tax Provision. We recognized an income tax provision of $18.5 million during the year ended December 31, 2007 as a result of the net income earned in the period. Our effective tax rate of 39.3% for the year ended December 31, 2007 represents federal, state and foreign taxes on our income reduced primarily as a result of benefits resulting from the disqualifying disposition of incentive stock options and by federal and state research and development credits. We recognized an income tax provision of $16.4 million, with an effective tax rate of 35.5%, during the year ended December 31, 2006 as a result of the net income earned in the period. Our effective tax rate of 35.5% for the year ended December 31, 2006 represents federal, state and foreign taxes on our income reduced primarily as a result of benefits resulting from the disqualifying disposition of incentive stock options and by research and development credits. The increase in the effective tax rate from 35.5% during the year ended December 31, 2006 to 39.3% during the year ended December 31, 2007 is primarily due to the repeal of the Extraterritorial Income Exclusion and a significant decrease in our research and development tax credits coupled with the income tax-related interest and penalties of $552,000 recorded during the year ended December 31, 2007 in accordance with FIN 48.

Comparison of Results for the Years Ended December 31, 2005 and 2006

Revenues. Revenues were $101.7 million for the year ended December 31, 2006 compared to $159.9 million for the year ended December 31, 2005. Product revenues were $79.1 million for the year ended December 31, 2006 compared to $141.6 million for the year ended December 31, 2005. The $62.6 million decrease in product revenues resulted primarily from decreases of $38.4 million and $22.4 million in revenues generated from the DHS and the CNE, respectively. The decrease in revenues from the DHS was primarily due to slowdowns in the procurement process at the U.S. government. The decrease in revenue from the CNE was primarily attributed to the completion of contracts under which we provided AFIS solutions to the CNE.

Maintenance and services revenues increased to $22.6 million for the year ended December 31, 2006 from $18.2 million for the year ended December 31, 2005. The $4.4 million, or 24%, increase in maintenance revenues was due to an increase in maintenance renewals and engineering services associated with product sales in prior periods.

Gross Profit. Gross profit as a percentage of revenues was 57.0% for the year ended December 31, 2006 compared to 63.5% for the same period of the prior year. Product gross margins were 52.6% for the year ended December 31, 2006 compared to 62.4% for the year ended December 31, 2005. The decrease in margins on product revenues was primarily due to contract mix and the allocation of fixed overhead costs over a lower revenue base. During the year ended December 31, 2006 we recognized a significant portion of our revenues from AFIS solutions that required a large portion of hardware components. These arrangements typically have lower margins than our more software intensive solutions.

Costs of maintenance and service revenues increased to $6.3 million for the year ended December 31, 2006 from $5.0 million for the year ended December 31, 2005. Maintenance and services gross margins were consistent at 72%. The increase in costs of maintenance and service revenues was primarily due to an increase in headcount assigned to the provision of maintenance and services to our customers as a result of the aforementioned increase in maintenance and engineering services revenues.

Research and Development. Research and development expenses decreased to $8.6 million, or 8.5% of revenues, for the year ended December 31, 2006 compared to $8.9 million, or 5.6% of revenues for the year ended December 31, 2005. The $281,000 decrease was due to a reduction of $1.1 million in share based compensation expense, partially offset by an increase in salary expense of $679,000 as a result of an increase in headcount. Reductions in compensation costs were further offset by increases in supplies, occupancy costs and travel expenses incurred in the development of our products.

Selling and Marketing. Selling and marketing expenses were $8.0 million, or 7.8% of revenues, for the year ended December 31, 2006 and $7.5 million, or 4.7% of revenues, for the year ended December 31, 2005. The $431,000 increase was primarily due to an increase in salary expense of $793,000 driven by an increase in headcount. This increase was offset by a decrease in consulting fees of $322,000 as many of the tasks performed by consultants in the year ended December 31, 2005 were performed by Cogent personnel in the year ended December 31, 2006.

General and Administrative. General and administrative expenses increased to $13.0 million, or 12.8% of revenues, for the year ended December 31, 2006 compared to $10.2 million, or 6.3% of revenues, for the year ended December 31, 2005. The $2.8 million increase was primarily due to a $3.9 million increase in legal fees related to our lawsuit against Northrop Grumman. Additionally, an increase in business taxes and fees and salary expenses of $216,000 and $414,000, respectively, contributed to the increase and general and administrative expenses. These increases were partially offset by an $862,000 decrease in legal fees not associated with the lawsuit as well as decreases in share-based compensation and bonuses of $513,000 and $115,000 respectively. Our accounting and consulting fees related to compliance with Section 404 of the Sarbanes Oxley Act of 2002 decreased $351,000 from 2005 to 2006.

Interest Income. We earned interest income of $17.3 million during the year ended December 31, 2006 compared to $9.0 million during the year ended December 31, 2005. The increase in interest income was primarily due to higher interest rates and higher cash and investment balances as a result of net proceeds of $96.8 million from our public offering in June 2005 as well as cash generated from operations.

Income Tax Provision. We recognized an income tax provision of $16.4 million during the year ended December 31, 2006 as a result of the net income earned in the period. Our effective tax rate of 35.5% for the year ended December 31, 2006 represents federal, state and foreign taxes on our income reduced primarily as a result of benefits resulting from the disqualifying disposition of incentive stock options and by federal and state research and development credits. We recognized an income tax provision of $19.3 million, with an effective tax rate of 22.8%, during the year ended December 31, 2005 as a result of the net income earned in the period. Our effective tax rate of 22.8% for the year ended December 31, 2005 represents federal, state and foreign taxes on our income reduced primarily as a result of benefits resulting from the disqualifying disposition of incentive stock options and by research and development credits. The increase in the effective tax rate from 22.8% during the year ended December 31, 2005 to 35.5% during the year ended December 31, 2006 is primarily due to a significant decrease in disqualifying dispositions of incentive stock options and the associated tax benefit recorded during the year ended December 31, 2006 compared to the same period of the prior year.

Liquidity and Capital Resources

Since our inception, we have financed our operations by generating cash from operations. Since September 2004 we have supplemented our cash resources through public offerings of our common stock, raising $228.6 million in our initial public offering in September 2004 and $96.8 million in a subsequent public offering in June 2005. As of December 31, 2007, we had $9.0 million in cash and cash equivalents and $435.4 million in investments in marketable securities.

Cash provided by operations

In addition to our net income, the key drivers of our cash flows from operations are changes in accounts receivable, accounts payable and accrued expenses, deferred revenues and inventory. The accumulation of $64.8 million in tax benefits from stock option transactions during the year ended December 31, 2005 and the subsequent utilization of those benefits during the years ended December 31, 2006 and 2007 reduced our cash expenditures for income taxes to minimal amounts for the years ended December 31, 2006 and 2007. The effect of these key drivers on our cash provided by operations for the years ended December 31, 2005, 2006 and 2007 was as follows:

	Year ended December 31,		
	2005	2006	2007
	(in thousands)		
Key Drivers of Cash Provided by Operations			
Net income	$ 65,286	$29,728	$28,642
Tax benefit from stock option transactions	64,765	(206)	—
Changes in:			
Billed and unbilled accounts receivable	(30,319)	18,484	(5,535)
Inventory and contract related costs	17,831	1,097	8,057
Prepaid expenses and other current assets	(5,546)	4,439	96
Accounts payable and accrued expenses	4,552	(636)	1,741
Deferred revenues	(23,271)	(7,654)	(9,878)
Deferred income taxes and taxes payable	(45,983)	15,264	15,286
Net other activity	7,254	4,166	(2,288)
Net cash provided by operating activities	$ 54,569	$64,682	$36,121

A substantial portion of our revenues represents sales of multiple element software based solutions. Elements of our software based solutions may be delivered immediately or may be delivered over several years. The timing for the recognition of our revenues, and the related costs, is dependent on the nature of the products and services sold and does not necessarily coincide with cash collections. On the other hand, the timing of cash collections depends on our customers' budgeting processes, the length and terms of each arrangement and the competitive bidding process.

Deferred revenue balances, as of December 31, 2006, representing cash collected from significant customers such as the CNE, the RCMP and a large domestic customer were recognized during the year ended December 31, 2007. The $9.9 million net reduction in deferred revenues during the year ended December 31, 2007 was primarily due to the recognition of revenues as the corresponding products and services were delivered to these customers. The reduction in deferred revenues during 2006 and 2005 represented the recognition of contract proceeds which were collected from the CNE and a large domestic customer in previous periods. The increase in cash, from the utilization of inventories, represented the recognition of the costs concurrent with the recognition of the previously deferred revenues.

Our effective tax rates have been impacted by the disqualifying disposition of incentive stock options and research and development tax credits. To the extent we have previously recorded share-based compensation expense related to incentive stock options we record the benefit from the disqualifying disposition of incentive stock options as a reduction to our provision for income taxes. We recorded a tax benefit from stock option transactions of $64.8 million as a result of the disqualifying dispositions of incentive stock options during the year ended December 31, 2005. During the years ended December 31, 2006 and 2007, we continued to benefit from the deferred tax assets accumulated in prior years. While our net income includes our provision for income taxes at 35.5% and 39.3% of pre-tax income for years ended December 31, 2006 and 2007, respectively, our actual cash expenditures for taxes during the years then ended were minimal. Disqualifying dispositions were greatly reduced in the year ended December 31, 2007 as compared to the year ended December 31, 2006.

Cash used in Investing Activities

Net cash used in investing activities was $163.3 million, $62.8 million, and $35.5 million for the years ended December 31, 2005, 2006 and 2007, respectively. Investing activities consisted primarily of (i) purchases and sales of available-for-sale securities and (ii) capital expenditures, which generally consisted of computer equipment and software for our engineering, service and information technology departments. Cash used of $135.7 million, $61.3 million and $33.8 million during the years ended December 31, 2005, 2006 and 2007, respectively, represented the net increase of investments in marketable securities due to purchases and sales of available-for-sale securities. During the year ended December 31, 2005, we paid $750,000 for the purchase of patents. Contractual restrictions on $585,000 in cash expired during the year ended December 31, 2007. Capital expenditures of $789,000, $1.5 million and $2.3 million during the years ended December 31, 2005, 2006 and 2007, respectively, represented the purchase of computer equipment and software for our engineering, service and information technology departments. Capital expenditures during the year ended December 31, 2005 also included $26.0 million in costs to acquire a facility in Pasadena, California, which we expect will eventually house our corporate headquarters. The development of such acquired property may require an expenditure of a material amount of capital resources.

Cash provided by (used in) Financing Activities

Cash provided by (used in) financing activities was $101.5 million, ($2.9 million) and ($10.7 million) for the years ended December 31, 2005, 2006 and 2007, respectively. We used $3.9 million to repurchase 340,000 shares of our common stock during the year ended December 31, 2006 and $13.9 million to repurchase 1,142,302 shares of our common stock during the year ended December 31, 2007. Proceeds from the exercise of stock options were $3.9 million, $938,000, and $637,000 during the years ended December 31, 2005, 2006 and 2007, respectively. In accordance with SFAS 123R, we classified the cash flows resulting from the excess tax benefits from share based compensation as financing cash flows. For the year ended December 31, 2005, net cash provided by financing activities resulted primarily from the net proceeds of $96.8 million from the Company's public offering in June 2005 and proceeds of $4.7 million collected in connection with the exercise of employee stock options and the purchase of shares under our employee stock purchase plan.

On November 1, 2007 we announced that our Board of Directors had approved a stock repurchase program. Pursuant to this program, beginning on November 5, 2007 we may repurchase up to $100 million of our common stock over a period of 12 months. Acting pursuant to this approval, we repurchased 1,142,302 shares at an aggregate cost of $13.9 million during the fourth quarter of the year ended December 31, 2007. The authorized amount remaining available under the program for share repurchases as of December 31, 2007 was $86.1 million. The shares were purchased in the open market using the Company's cash resources and are held in treasury. The share repurchase program may be suspended or discontinued at any time without prior notice. As part of our stock repurchase program, on November 30, 2007 we entered into a stock repurchase agreement with Morgan Stanley & Co. (the "November 2007 repurchase agreement") pursuant to which we appointed Morgan Stanley to repurchase, during a period beginning on December 4, 2007, up to $25 million of shares of our common stock. The November 2007 repurchase agreement will terminate on October 29, 2008, unless terminated earlier pursuant to its terms. No purchases were made under the November 2007 repurchase agreement during the fourth quarter of the year ended December 31, 2007; however, in January 2008 we repurchased 1,789,681 shares at an average price per share of $9.61 under the November 2007 repurchase agreement, and as of January 31, 2008 the authorized amount remaining available under our repurchase program for share repurchases was $68.9 million. Further, pursuant to our repurchase program, on February 28, 2008 we entered into an additional stock repurchase agreement with Morgan Stanley (the "February 2008 repurchase agreement") pursuant to which we appointed Morgan Stanley to repurchase, during a period beginning on the date after the full $25 million of our shares is repurchased under the November 2007 repurchase agreement, up to an additional $20 million of shares of our common stock. The February 2008 repurchase agreement will terminate on October 29, 2008, unless terminated earlier pursuant to its terms.

Effective January 2008, Cogent and ANP Technologies, Inc. ("ANP") entered into an agreement whereby Cogent obtained 20% of the outstanding shares of ANP in exchange for $3 million and certain items of Cogent's intellectual property.

Other than as described above, we currently have no material cash commitments, except our normal recurring trade payables, expense accruals and operating leases, all of which are currently expected to be funded through existing working capital and future cash flows from operations. We believe that our cash and cash equivalent balances will be sufficient to satisfy our cash requirements for at least the next twelve months. Although we cannot accurately anticipate the effect of inflation or foreign exchange markets on our operations, we do not believe these external economic forces have had, or are likely in the foreseeable future to have, a material impact on our liquidity or capital resources.

At December 31, 2007, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance, special purpose, or variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we did not engage in trading activities involving non-exchange traded contracts. As a result, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships. We do not have material relationships and transactions with persons or entities that derive benefits from their non-independent relationship with us or our related parties.

At December 31, 2007, our outstanding contractual cash commitments were limited to our non-cancelable operating lease obligations as follows:

	Contractual Obligations by Year				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)				
Non-cancelable operating lease obligations	$1,009	$506	$453	$50	$—

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 does not require new fair value measurements but rather defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently assessing the impact of SFAS 157 on our consolidated financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 permits an entity, through an irrevocable option, to measure certain financial assets and financial liabilities, on an instrument-by-instrument basis, at fair value with changes in fair value recorded in earnings. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007 with early adoption permitted as of the beginning of a fiscal year that begins on or before November 15, 2007 provided that the entity elects to apply the provisions of SFAS 157. We are currently assessing the impact of SFAS 159 on our consolidated financial position and results of operations.

On December 4, 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" ("SFAS 141R"). Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition date fair value with limited exceptions. SFAS 141R will change the accounting treatment for certain specific items, including:

- acquisition costs will be generally expensed as incurred;
- noncontrolling interests will be valued at fair value at the acquisition date;
- acquired contingent liabilities will be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies;

- in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date until the completion or abandonment of the associated research and development efforts;
- restructuring costs associated with a business combination will be generally expensed subsequent to the acquisition date; and
- changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.

SFAS 141R also includes a substantial number of new disclosure requirements. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Accordingly, we will apply SFAS 141R to business combinations occurring on or after January 1, 2009.

On December 4, 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. We do not have a noncontrolling interest in one or more subsidiaries. Accordingly, we do not anticipate that the initial application of SFAS No. 160 will have an impact on us.

Item 7A. Quantitative and Qualitative Disclosure about Market Risk

Although we generally bill for our products and services mostly in U.S. dollars, our financial results could be affected by factors such as changes in foreign currency rates or weak economic conditions in foreign markets. A strengthening of the dollar could make our products and services less competitive in foreign markets and therefore could reduce our revenues. We are billed by and pay substantially all of our vendors in U.S. dollars. In the future, an increased portion of our revenues and costs may be denominated in foreign currencies. To date, exchange rate fluctuations have had little impact on our operating results. We do not enter into derivative instrument transactions for trading or speculative purposes.

Fixed income securities are subject to interest rate risk. The fair value of our investment portfolio would not be significantly impacted by either a 100 basis point increase or decrease in interest rates due mainly to the short-term nature of the major portion of our investment portfolio. The portfolio is diversified and consists primarily of investment grade securities to minimize credit risk.

Item 8. Financial Statements and Supplementary Data

Our consolidated financial statements at December 31, 2006 and 2007 and the Report of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, are included elsewhere in this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to our management including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated can provide only reasonable assurance of achieving the desired control objectives and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by Rule 13a-15(b) under the Exchange Act, we conducted an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based upon the foregoing evaluation, our principal executive officer and our principal financial officer concluded that as of December 31, 2007 our disclosure controls and procedures were effective at the reasonable assurance level.

Changes in Our Controls

There were no changes in our internal controls over financial reporting during our most recent quarter that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of company management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Cogent, Inc.
Pasadena, California

We have audited the internal control over financial reporting of Cogent, Inc. and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2007 of the Company and our report dated March 3, 2008 expressed an unqualified opinion on those financial statements and the financial statement schedule and included an explanatory paragraph regarding the company's adoption of a new accounting standard.

/s/ Deloitte & Touche LLP
Los Angeles, California
March 3, 2008

Item 9B. Other Information

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item will be set forth in the Proxy Statement or Form 10-K/A and is incorporated in this report by reference.

Item 11. Executive Compensation

The information required by this item will be set forth in the Proxy Statement or Form 10-K/A and is incorporated in this report by reference

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be set forth in the Proxy Statement or Form 10-K/A and is incorporated in this report by reference.

Item 13. Certain Relationships and Related Transactions, Director Independence

The information required by this item will be set forth in the Proxy Statement or Form 10-K/A and is incorporated in this report by reference.

Item 14. Principal Accounting Fees and Services

The information required by this item will be set forth in the Proxy Statement or Form 10-K/A and is incorporated in this report by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

The following documents are filed as part of this report:

Financial statement schedules other than those listed above have been omitted because they are either not required, not applicable or the information is otherwise included.

(b) Exhibits:

Exhibits.

Exhibit Number	Description of Documents
3.1 (1)	Amended and Restated Certificate of Incorporation of the registrant
3.2 (2)	Amended and Restated Bylaws of the registrant
4.1 (3)	Specimen Common Stock Certificate
10.1 (3)#	Form of Indemnity Agreement for directors and executive officers
10.2 (3)#	2000 Stock Option Plan and forms of Incentive Stock Option Agreement and Nonqualified Stock Option Agreement thereunder
10.3#	Amended and Restated 2004 Equity Incentive Plan and forms of Stock Option Agreements thereunder.
10.5 (3)#	Employment Agreement by and between the registrant and Paul Kim, dated January 5, 2004
10.6 (3)#	Employment Agreement by and between the registrant and Michael Hollowich, dated February 19, 2001
10.7 (3)#	Employment Agreement by and between the registrant and James Jasinski, dated May 9, 2002
10.8 (3)	Automated Fingerprint Matcher Systems Equipment and Services Blanket Purchase Agreement (BPA), dated July 11, 2002 by and between the registrant and INS Headquarters Procurement Division
10.9 (3)	Tax Matters Agreement among the registrant, Ming Hsieh, Fang Liu Hsieh, Trustee of the Fang Liu Hsieh Annuity Trust No. 1 dated May 12, 2004, and Ming Hsieh, Trustee of the Ming Hsieh Annuity Trust No. 1 dated May 11, 2004
10.10(3)	Stock Sale Agreement, by and among the registrant, Ming Hsieh and Archie Yew, dated December 31, 2003

Exhibit Number	Description of Documents
10.11(3)	Amended and Restated Tax Matters Agreement among the registrant, Ming Hsieh, Fang Liu-Hsieh, trustee of the Fang Liu Hsieh Annuity Trust No. 1 dated May 12, 2004, and Ming Hsieh, Trustee of the Ming Hsieh Annuity Trust No. 1 dated May 12, 2004
10.12(4)	Settlement Agreement entered December 5, 2007 by and between Cogent, Inc., on the one hand, and Northrop Grumman Corporation, Northrop Grumman Information Technology Overseas, Inc., Northrop Grumman Information Technology, Inc., Northrop Grumman Space & Mission Systems, Inc. and Northrop Grumman Commercial Systems, Inc., on the other hand.
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm
31.1	Certification of Chief Executive Officer pursuant to Rules 13a-14 and 15d-14 promulgated under the Securities Exchange Act of 1934
31.2	Certification of Chief Financial Officer pursuant to Rules 13a-14 and 153-14 promulgated under the Securities Exchange Act of 1934
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1) Incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 1, 2004.

(2) Incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 29, 2007.

(3) Incorporated by reference to the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on May 14, 2004, as amended (File No. 333-115535).

(4) Incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 11, 2007.

# Indicates management contract or compensatory plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Cogent, Inc.
South Pasadena, California

We have audited the accompanying consolidated balance sheets of Cogent, Inc. and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*, effective January 1, 2006.

As discussed in Note 6 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109*, effective January 1, 2007.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP
Los Angeles, California
March 3, 2008

COGENT, INC.

CONSOLIDATED BALANCE SHEETS
(amounts in thousands, except share data)

	December 31,	
	2006	2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 18,801	$ 8,955
Investments in marketable securities	318,070	344,085
Billed accounts receivable, net of allowance for doubtful accounts of $692 and $477 at December 31, 2006 and 2007, respectively	26,798	31,845
Unbilled accounts receivable	530	1,201
Inventory and contract related costs	19,439	11,359
Prepaid expenses and other current assets	1,854	1,788
Deferred income taxes	24,929	10,739
Total current assets	410,421	409,972
Investments in marketable securities	77,355	91,267
Property and equipment, net	32,874	33,644
Restricted cash	576	—
Deferred income taxes	18,494	15,404
Intangible and other assets	1,221	901
Total assets	$540,941	$551,188
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 4,102	$ 3,822
Accrued expenses	4,260	6,654
Income taxes payable	4,386	92
Deferred revenues	32,343	24,668
Total current liabilities	45,091	35,236
Long-term liabilities		
Deferred revenues	5,161	2,980
Other liabilities	130	2,756
Total liabilities	50,382	40,972
Commitments and contingencies (note 8)		
Stockholders' equity:		
Preferred stock, $0.001 par value; 5,000,000 shares authorized; no shares issued or outstanding at December 31, 2006 and 2007, respectively	—	—
Common stock, $0.001 par value; 245,000,000 shares authorized; 94,493,209 and 94,970,967 shares issued and outstanding at December 31, 2006 and 2007, respectively	120	120
Additional paid-in capital	419,446	425,139
Retained earnings	75,019	102,297
Accumulated other comprehensive loss (income)	(154)	382
Treasury stock, at cost; 340,000 and 1,482,302 shares at December 31, 2006 and 2007, respectively	(3,872)	(17,722)
Total stockholders' equity	490,559	510,216
Total liabilities and stockholders' equity	$540,941	$551,188

See accompanying notes to consolidated financial statements.

COGENT, INC.

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Year Ended December 31,		
	2005	2006	2007
Revenues:			
Product revenues	$141,649	$ 79,055	$ 80,572
Maintenance and services revenues	18,240	22,602	25,222
Total revenues	159,889	101,657	105,794
Cost of revenues:			
Cost of product revenues	53,308	37,455	33,081
Cost of maintenance and services revenues	4,997	6,252	7,615
Total cost of revenues	58,305	43,707	40,696
Gross profit	101,584	57,950	65,098
Operating expenses:			
Research and development	8,908	8,627	10,625
Selling and marketing	7,543	7,974	9,382
General and administrative	10,152	13,031	19,927
Total operating expenses	26,603	29,632	39,934
Operating income	74,981	28,318	25,164
Other income:			
Interest income	9,050	17,325	22,132
Other, net	518	441	(117)
Total other income	9,568	17,766	22,015
Income before income taxes	84,549	46,084	47,179
Income tax provision	19,263	16,356	18,537
Net income	$ 65,286	$ 29,728	$ 28,642
Basic net income per share	$ 0.74	$ 0.32	$ 0.30
Diluted net income per share	$ 0.69	$ 0.31	$ 0.30
Shares used in computing basic net income per share	88,403	94,051	94,223
Shares used in computing diluted net income per share	94,053	96,037	95,837

See accompanying notes to consolidated financial statements.

COGENT, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(in thousands)

	Common Stock		Additional Paid in Capital	Deferred Share-Based Compensation	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (loss)	Treasury Stock		Comprehensive Income (loss)	Total Stockholders' Equity
	Shares	Amount					Shares	Amount		
Balances at January 1, 2005	80,788	$120	$251,871	$(9,831)	$(19,995)	$(101)	—	$ —	$ —	$222,064
Share-based compensation	—	—	—	5,810	—	—	—	—	—	5,810
Issuance of common stock in public offering, net of issuance costs	4,000	—	96,769	—	—	—	—	—	—	96,769
Stock options exercised	8,326	—	3,913	—	—	—	—	—	—	3,913
Issuance of shares under ESPP Plan	78	—	801	—	—	—	—	—	—	801
Tax benefit from stock option transactions	—	—	64,765	—	—	—	—	—	—	64,765
Cancellation of unvested stock options	—	—	(88)	41	—	—	—	—	—	(47)
Comprehensive income:										
Net income	—	—	—	—	65,286	—	—	—	65,286	65,286
Other comprehensive loss (net of tax)	—	—	—	—	—	(749)	—	—	(749)	(749)
Comprehensive income	—	—	—	—	—	—	—	—	$64,537	—
Balances at December 31, 2005	93,192	120	418,031	(3,980)	45,291	(850)	—	—	—	458,612
Stock options exercised	1,301	—	938	—	—	—	—	—	—	938
Tax adjustment from stock option transactions	—	—	(206)	—	—	—	—	—	—	(206)
Deferred share-based compensation - adoption of SFAS 123(R)	—	—	(3,980)	3,980	—	—	—	—	—	—
Share-based compensation	—	—	4,663	—	—	—	—	—	—	4,663
Comprehensive income:										
Net income	—	—	—	—	29,728	—	—	—	29,728	29,728
Other comprehensive income (net of tax)	—	—	—	—	—	696	—	—	696	696
Comprehensive income		—	—	—	—	—	—	—	$30,424	—
Repurchase of common stock	—	—	—	—	—	—	(340)	(3,872)		(3,872)
Balances at December 31, 2006	94,493	120	419,446	—	75,019	(154)	(340)	(3,872)	—	490,559
Stock options exercised	478	—	637	—	—	—	—	—	—	637
Adoption of FIN 48	—	—	—	—	(1,364)	—	—	—	—	(1,364)
Excess tax benefit	—	—	2,481	—	—	—	—	—	—	2,481
Share-based compensation	—	—	2,575	—	—	—	—	—	—	2,575
Comprehensive income:										
Net income	—	—	—	—	28,642	—	—	—	28,642	28,642
Other comprehensive income (net of tax)	—	—	—	—	—	536	—	—	536	536
Comprehensive income		—	—	—	—	—	—	—	$29,178	—
Repurchase of common stock	—	—	—	—	—	—	(1,142)	(13,850)		(13,850)
Balances at December 31, 2007	94,971	$120	$425,139	$ —	$102,297	$ 382	(1,482)	$(17,722)		$510,216

See accompanying notes to consolidated financial statements.

COGENT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,		
	2005	2006	2007
Cash Flows from operating activities:			
Net income	$ 65,286	$ 29,728	$ 28,642
Adjustments to reconcile net income to net cash provided by operating activities:			
Tax benefit from stock option transactions	64,765	(206)	—
Depreciation and amortization	1,863	1,892	1,733
Allowance for doubtful accounts	335	263	(164)
Amortization of deferred share-based compensation	6,078	4,456	2,725
Excess tax benefit from share based compensation	—	—	(2,481)
Loss on sale of investments	13	4	—
Amortization of bond discount on available for sale securities	(617)	(2,310)	(5,691)
Deferred income taxes	(40,386)	11,412	15,128
Changes in assets and liabilities:			
Billed accounts receivable	(28,370)	15,757	(4,864)
Unbilled accounts receivable	(1,949)	2,727	(671)
Inventory and contract related costs	17,831	1,097	8,057
Prepaid expenses and other current assets	(5,546)	4,439	96
Other assets	(548)	(139)	170
Accounts payable	1,079	105	(433)
Accrued expenses	3,473	(741)	2,174
Other liabilities	130	—	1,420
Income taxes payable	(5,597)	3,852	158
Deferred revenues	(23,271)	(7,654)	(9,878)
Net cash provided by operating activities	54,569	64,682	36,121
Cash Flows from investing activities:			
Purchase of available-for-sale securities	(1,100,532)	(1,338,277)	(1,528,670)
Proceeds from sale of available-for-sale securities	964,791	1,277,014	1,494,915
Expiration of restrictions on cash	—	—	585
Purchase of intangible assets	(750)	—	—
Purchase of property and equipment	(26,815)	(1,545)	(2,316)
Net cash used in investing activities	(163,306)	(62,808)	(35,486)
Cash Flows from financing activities:			
Proceeds from the issuance of common stock, net of issuance costs	96,769	—	—
Issuance of shares under Employee Stock Purchase Plan	801	—	—
Proceeds from the exercise of stock options	3,913	938	637
Excess tax benefit from share based compensation	—	—	2,481
Repurchase of common stock	—	(3,872)	(13,850)
Net cash provided by (used in) financing activities	101,483	(2,934)	(10,732)
Effect of exchange rate changes on cash	55	56	251
Net decrease in cash and cash equivalents	(7,199)	(1,004)	(9,846)
Cash and cash equivalents, beginning of period	27,004	19,805	18,801
Cash and cash equivalents, end of period	$ 19,805	$ 18,801	$ 8,955
Supplemental disclosures of cash flow information			
Cash received (paid) during the period for:			
Interest income	$ 6,360	$ 13,082	$ 15,503
Income taxes	$ (6,475)	$ (891)	$ (1,826)
Non-cash financing activities:			
Share-based compensation, capitalized and deferred as inventory & contract related costs	$ 69	$ 207	$ 150
Conversion of property and equipment to inventories	$ 391	$ 86	$ 45

See accompanying notes to consolidated financial statements.

Note 1. Description of the Business and Summary of Significant Accounting Policies

General

Cogent, Inc. and subsidiaries ("Cogent" or "the Company") was initially incorporated in the state of California on April 20, 1990 as Cogent Systems, Inc. and was reincorporated in Delaware on May 3, 2004 as Cogent, Inc. Cogent is a provider of advanced automated fingerprint identification systems ("AFIS") solutions, which typically consist of Cogent's Programmable Matching Accelerator (" PMA"), servers and other AFIS equipment, including work stations and live-scans, bundled with our proprietary software, and other fingerprint biometrics products and solutions, to governments, law enforcement agencies and other organizations worldwide. Cogent also provides professional services and technical support and maintenance services to its customers.

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or ("GAAP"). The consolidated financial statements include the accounts of Cogent and its wholly owned subsidiaries. Cogent and its subsidiaries are collectively referred to herein as the "Company." All significant intercompany accounts and transactions have been eliminated.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents.

Restricted Cash

The Company was required to issue a bank guarantee of approximately $1.4 million under the terms of a contract to provide an AFIS solution to a certain customer in April 2004. Approximately $824,000 and $576,000 of the bank guarantee requirements expired during the years ended December 31, 2006 and 2007, respectively.

Investments in Marketable Securities

The Company accounts for its investments in debt and equity securities under Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Marketable securities are classified as available-for-sale securities and are accounted for at their fair value. Unrealized gains and losses on these securities are reported as other comprehensive income (loss). Management determines the appropriate classification of such securities at the time of purchase and reevaluates such classification as of each balance sheet date. When the fair value of an investment declines below its original cost, the Company evaluates the investment in accordance with FASB Staff Position ("FSP") 115-1 and 124-1 "The Meaning of Other-Than-Temporary Impairment and Its Applications to Certain Investments" which addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. To date, the Company has had no such other-than-temporary declines below cost basis. The Company utilizes specific identification in computing realized gains and losses on the sale of investments.

Fair Value of Financial Instruments

The carrying amounts of cash equivalents, accounts receivable, and accounts payable approximate fair value because of the short-term nature of these instruments.

Accounts Receivable

The Company generally bills its customers under its long term contracts pursuant to billing schedules contained in the contracts or, upon completion of agreed milestones or deliveries, with each milestone or delivery typically having a value specified in the contract. Unbilled accounts receivable comprise principally amounts of revenue recognized on contracts for which invoices have not been issued. It is expected that all unbilled accounts receivable balances will be billed in the next 12 months. Amounts billable under retainage provisions are billed to the customer upon contract completion and acceptance by the customer.

Inventory and contract related costs

Inventory and contract related costs consist of the following:

	December 31,	
	2006	2007
	(in thousands)	
Materials and components	$ 2,908	$ 3,462
Inventory and costs related to long-term contracts	8,237	4,455
Deferred costs of revenue	8,294	3,442
	$19,439	$11,359

Materials and components are stated at the lower of cost or market determined using the first-in, first-out method. Inventoried costs relating to long-term contracts are stated at actual production costs incurred to date reduced by amounts identified with revenue recognized on progress completed. Deferred costs of revenue relate to contracts, for which revenue has been deferred, and such costs are stated at actual production costs incurred to date, which primarily include materials, labor and subcontract costs which are directly related to the contract. Deferred costs of revenue are amortized to cost of revenues at the time revenue is recognized.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which provides guidance on the recognition and measurement of the impairment of long-lived assets to be held and used, and the measurement of long-lived assets to be disposed of by sale. Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows (undiscounted and without interest) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Property and Equipment

The cost of property and equipment, less applicable estimated residual values, is depreciated over their estimated useful lives, on the straight-line method, from the date the specific asset is completed, installed, and ready for normal use, as follows:

	Useful Life
Buildings	30
Building improvements	10
Furniture and other equipment	5
Computer equipment	3-5
Purchased software	3

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, investments in marketable securities and accounts receivable. The Company restricts investments in cash and cash equivalents and investments in marketable securities to financial institutions with high credit standing. At December 31, 2007, the majority of the Company's cash and cash equivalents and investments in marketable securities were held at financial institutions located in California and New York. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances aggregate approximately $444.2 million (including foreign accounts) as of December 31, 2007. The Company performs periodic evaluations of the relative credit standing of financial institutions and limits the amount of risk by selecting financial institutions with a strong credit standing. The Company periodically performs credit evaluations of its customers and maintains reserves for potential losses on its accounts receivable.

Revenue Recognition

The Company generates revenues principally from sales of its AFIS solutions, which typically consist of PMA servers and other AFIS equipment, including workstations and live-scans, bundled with the Company's proprietary software. The Company's proprietary software is essential to the functionality of its AFIS solutions and other biometric products. The sales price of the Company's AFIS solutions generally includes one year of maintenance, which can be renewed. The Company also generates revenues under long-term contracts to provide customized systems as well as revenues derived from services performed under fixed-price and time-and-material agreements. To a lesser extent, the Company generates revenues from sales of its proprietary biometrics application specific integrated circuit ("ASIC") and biometrics products that incorporate its proprietary ASIC. The Company classifies the revenues generated by these activities as either product revenues, or as maintenance and services.

Because the Company's proprietary software is essential to the functionality of its AFIS solutions, and other biometrics products, the Company applies the provisions of Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions." For arrangements that require significant production, modification, or customization of software, the Company applies the provisions of Accounting Research Bulletin (ARB) No. 45, "Long-Term Construction-Type Contracts," and SOP 81-1, "Accounting for Performance of Construction-Type and Production Type Contracts." To the extent an element within the Company's software arrangements falls within a level of accounting literature that is higher than SOP 97-2, the Company records revenue on such element in accordance with the relevant authoritative literature. For arrangements that contain the lease of equipment, the Company accounts for the lease element in accordance with SFAS No. 13 "Accounting for Leases" and accounts for the remaining elements in the arrangement in accordance with SOP 97-2. For arrangements that contain a non-software deliverable such as hardware, the Company applies the provisions of Emerging Issues Task Force ("EITF") No. 03-05 "Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software" and recognizes revenue when all other revenue recognition criteria are met. For multiple element arrangements not subject to accounting under SOP 97-2, the Company accounts for these arrangements in accordance with EITF No. 00-21 "Revenue Arrangements with Multiple Deliverables". The application of the appropriate accounting principle to the Company's revenue is dependent upon the specific transaction and whether the sale includes systems, software and services or a combination of these items. As the Company's business evolves, the mix of products and services sold will impact the timing of when revenue and related costs are recognized. Additionally, revenue recognition involves judgments, including estimates of costs to complete contracts accounted for using the percentage of completion method of accounting and assessments of the likelihood of nonpayment. The Company analyzes various factors, including a review of specific transactions, the credit-worthiness of the Company's customers, historical experience and market and economic conditions. Changes in judgments with respect to these factors could materially impact the timing and amount of revenue and costs recognized.

Product Revenues. The timing of product revenues recognition is dependent on the nature of the product sold and is generally comprised of the following:

- Revenues associated with AFIS solutions that do not require significant modification or customization of the Company's software, exclusive of amounts allocated to maintenance for which the Company has vendor-specific objective evidence of fair value, or VSOE, are recognized upon installation and receipt of written acceptance of the solution by the customer when required by the provisions of the contract, provided all other criteria for revenue recognition have been met. For example, the Company recognizes revenue in this manner from sales of its PMA servers to the DHS under a blanket purchase agreement with the DHS. Revenue resulting from arrangements for which VSOE of the maintenance element does not exist is recognized ratably over the maintenance period.
- Revenues associated with AFIS solutions that require significant modification or customization of the Company's software, are recognized using the percentage-of-completion method as described by SOP 81-1. The percentage-of-completion method reflects the portion of the anticipated contract revenue which has been earned, equal to the ratio of labor effort expended to date to the anticipated final labor effort, based on current estimates of total labor effort necessary to complete the project. The amount subject to the percentage-of-completion method is exclusive of the maintenance, the fair value of which is established by VSOE. Material differences may result in the amount and timing of the Company's revenue for any period if actual results differ from the Company's judgments and estimates. The Company recognizes revenue in this manner from sales of significant initial AFIS deployments. Revenue resulting from arrangements for which VSOE of the maintenance element does not exist is recognized ratably over the contractual maintenance period or until the time when such VSOE is established. Revenues recognized under such arrangements were $44.3 million, $16.9 million and $11.8 million for the years ended December 31, 2005, 2006 and 2007, respectively.
- Revenues associated with the sale of the Company's application specific integrated circuit, or ASIC applications, stand-alone live-scans and other biometric products, excluding maintenance when applicable, are recognized upon shipment to the customer provided (i) persuasive evidence of an arrangement exists, (ii) title and risk of ownership has passed to the buyer, (iii) the fee is fixed or determinable and (iv) collection is deemed probable.

- Revenues associated with service offerings where the Company maintains and operates a portion of the AFIS systems on an outsourced application-hosting basis are recognized on a per transaction basis provided (i) persuasive evidence of an arrangement exists, (ii) title and risk of ownership has passed to the buyer, (iii) the fee is fixed or determinable and (iv) collection is deemed probable.
- Revenue associated with contracts where sufficient VSOE cannot be established for the allocation of revenue to the various elements of the arrangement are deferred until the earlier of the point at which (i) such sufficient VSOE does exist or (ii) all elements of the arrangement have been delivered.
- Cash received from customers in advance of recognition of the related revenue is recorded as deferred revenue.

Maintenance Revenues. Maintenance revenues consist of fees for providing technical support and software updates on a when-and-if available basis. The Company recognizes all maintenance revenue ratably over the applicable maintenance period. The Company determines the amount of maintenance revenue to be deferred through reference to substantive maintenance renewal provisions contained in a particular arrangement or, in the absence of such renewal provisions, through reference to VSOE of maintenance renewal rates. The Company considers substantive maintenance provisions to be provisions where the stated maintenance renewal as a percentage of the product fee is comparable to its normal pricing for maintenance only renewals. In the event that maintenance included in an AFIS solutions contract does not have VSOE, the entire arrangement fee, including the contractual amount of the maintenance obligation, is included in product revenues and recognized ratably over the term of the maintenance period.

Services Revenues. Professional services revenues are primarily derived from engineering services and AFIS system operation and maintenance services that are not an element of an arrangement for the sale of products. These services are generally billed on a time-and-materials basis. The majority of the Company's professional services are performed either directly or indirectly for U.S. government organizations. Revenue from such services is recognized as the services are provided.

Consistent with EITF Issue No. 99-19, "Reporting Revenue Gross as a Principal Versus Net as an Agent," the amount of revenue recognized from commissions where the Company is acting as an agent is the net amount after payments are made to the primary obligor responsible for delivering the services.

Revenue Recognition Criteria. The Company recognizes revenue when persuasive evidence of an arrangement exists, the element has been delivered, the fee is fixed or determinable, and collection of the resulting receivable is probable. A discussion about these revenue recognition criteria and their applicability to the Company's transactions follows:

- *Persuasive evidence of an arrangement:* The Company uses either contracts signed by both the customer and the Company or written purchase orders issued by the customer that legally bind the Company and the customer as evidence of an arrangement.
- *Product delivery:* The Company deems delivery to have occurred when AFIS solutions are installed and, when required under the terms of the arrangement, when accepted by the customer. Shipments of ASICs, stand-alone live-scans and other biometric products are recognized as revenue when shipped and title and risk of ownership has passed to the buyer.
- *Fixed or determinable fee:* The Company considers the fee to be fixed or determinable if the fee is not subject to refund or adjustment and the payment terms are within its normal established practices. If the fee is not fixed or determinable, the Company recognizes the revenue as amounts become due and payable.

- *Collection is deemed probable:* The Company conducts a credit review for all significant transactions at the time of the arrangement to determine the credit-worthiness of the customer. Collection is deemed probable if the Company expects that the customer will pay amounts under the arrangement as payments become due.

Deferred Revenue

Deferred revenue consists primarily of payments received in advance of revenue recognition from the sale of the Company's AFIS solutions including maintenance. Revenues from maintenance fees are recognized ratably over the term of the maintenance period.

Concentration

The Company derives a significant portion of its revenues from a limited number of customers:

	Year ended December 31,		
Percentage of Revenues	**2005**	**2006**	**2007**
Customer A	31%	11%	12%
Customer B	38%	37%	13%

	December 31,	
Percentage of Billed Accounts Receivable	**2006**	**2007**
Customer A	*	*
Customer B	*	*
Customer C	24%	*
Customer D	*	32%
Customer E	*	19%

(*) Amounts do not exceed 10% for such period

Research and Development

Research and development costs consist primarily of salaries, share-based compensation and other personnel-related costs, bonuses, facility costs and third-party services. The Company maintains a research and development staff to enhance its products and to develop new products. In accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," software costs are expensed as incurred until technological feasibility of the software is determined and the recovery of the cost can reasonably be expected, after which any additional costs are capitalized. The Company has expensed all software development costs because the establishment of technological feasibility of products and their availability for sale have substantially coincided.

Advertising Costs

Advertising costs are expensed as incurred and were not significant for any period presented.

Income Taxes

Current income tax expense is the amount of income taxes expected to be payable for the current year. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and income tax bases of assets and liabilities. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to reverse. If necessary, a valuation allowance is established to reduce deferred income tax assets to the amount expected to be realized.

Foreign Currency Translation

For foreign operations, the balance sheet accounts are translated at the year-end exchange rate, and income statement items are translated at the average exchange rate for the year. Resulting translation adjustments are recorded within accumulated other comprehensive income (loss). Assets and liabilities denominated in foreign currencies are re-measured at the balance sheet date. Resulting exchange rate gains or losses are included as a component of current period earnings.

Net Income Per Share

The Company calculates net income per share in accordance with SFAS No. 128, "Earnings Per Share". Under SFAS No. 128, basic net income per common share is calculated by dividing net income by the weighted-average number of common shares outstanding during the reporting period. Diluted net income per common share reflects the effects of potentially dilutive securities, which consist of stock options and nonvested shares. A reconciliation of the numerator and denominator used in the calculation of basic and diluted net income per share follows:

	Year Ended December 31,		
	2005	2006	2007
	(in thousands, except per share data)		
Numerator:			
Net income available to common stockholders	$65,286	$29,728	$28,642
Denominator for basic net income per share—- weighted average shares			
Denominator:			
Denominator for basic net income per share—weighted average shares	88,403	94,051	94,223
Stock options and nonvested shares	5,650	1,986	1,614
Denominator for diluted net income per share—- adjusted weighted average shares	94,053	96,037	95,837
Basic net income per share	$ 0.74	$ 0.32	$ 0.30
Diluted net income per share	$ 0.69	$ 0.31	$ 0.30

During the years ended December 31, 2005, 2006 and 2007, options to purchase 92,000, 244,325 and 442,900 shares of common stock were not included in the computation of diluted earnings per share because the options exercise price was greater than the average market price of the common shares for each of these respective periods.

Commitments and Contingencies

The Company periodically evaluates all pending or threatened contingencies and any commitments, if any, that are reasonably likely to have a material adverse effect on its operations or financial position. The Company assesses the probability of an adverse outcome and determines if it is remote, reasonably possible or probable as defined in accordance with the provisions of SFAS No. 5, "Accounting for Contingencies" ("SFAS No. 5"). If information available prior to the issuance of the Company's financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the Company's financial statements, and the amount of the loss, or the range of probable loss can be reasonably estimated, then such loss is accrued and charged to operations. If no accrual is made for a loss contingency because one or both of the conditions pursuant to SFAS No. 5 are not met, but the probability of an adverse outcome is at least reasonably possible, the Company will disclose the nature of the contingency and provide an estimate of the possible loss or range of loss, or state that such an estimate cannot be made.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes certain changes in equity that are excluded from net income. Specifically, cumulative foreign currency translation adjustments and unrealized gains or losses on the Company's investments in marketable securities are included in accumulated other comprehensive income (loss).

The components of total comprehensive income are as follows:

	Year ended December 31,		
	2005	2006	2007
	(in thousands)		
Net income	$65,286	$29,728	$28,642
Other comprehensive income:			
Unrealized (loss) gain on marketable securities, net of tax	(721)	650	294
Change in foreign currency translation adjustment	(28)	46	242
Total comprehensive income	$64,537	$30,424	$29,178

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS 157. SFAS 157 does not require new fair value measurements but rather defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently assessing the impact of SFAS 157 on its consolidated financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159, permits an entity, through an irrevocable option, to measure certain financial assets and financial liabilities, on an instrument-by-instrument basis, at fair value with changes in fair value recorded in earnings. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007 with early adoption permitted as of the beginning of a fiscal year that begins on or before November 15, 2007 provided that the entity elects to apply the provisions of SFAS 157. The Company is currently assessing the impact of SFAS 159 on its consolidated financial position and results of operations.

On December 4, 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" ("SFAS 141R"). Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition date fair value with limited exceptions. SFAS 141R will change the accounting treatment for certain specific items, including:

- acquisition costs will be generally expensed as incurred;
- noncontrolling interests will be valued at fair value at the acquisition date;
- acquired contingent liabilities will be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies;
- in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date until the completion or abandonment of the associated research and development efforts;
- restructuring costs associated with a business combination will be generally expensed subsequent to the acquisition date; and
- changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.

SFAS 141R also includes a substantial number of new disclosure requirements. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Accordingly, SFAS 141R will be applied by the Company to business combinations occurring on or after January 1, 2009.

On December 4, 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company does not have a noncontrolling interest in one or more subsidiaries. Accordingly, the Company does not anticipate that the initial application of SFAS 160 will have an impact on the Company.

Reclassifications

As discussed in Note 2, the Company adopted SFAS No. 123R, "Share-Based Payment," ("SFAS 123R") on January 1, 2006 using the modified prospective transition method. Accordingly, prior period amounts have not been restated. Prior to the adoption of SFAS 123R, the Company accounted for share-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations. Under APB 25, the Company recorded compensation costs equal to the excess of the fair value of its common stock over the option exercise price on the date of grant over the respective vesting period. Prior to the adoption of SFAS 123R, share-based compensation costs were reported in a separate line item. However, since the adoption of SFAS 123R, and in accordance with Staff Accounting Bulletin No. 107 ("SAB 107"), the Company has presented the expense related to share based compensation in the same line items as cash compensation paid to employees. Under SAB 107, the Company is precluded from displaying share-based compensation as a single line item in the income statement and the Company has reclassified the share based compensation expense amounts for the year ended December 31, 2005 to conform to the current period presentation. The reclassification of share compensation expense for the year ended December 31, 2005 is further explained as follows:

	For the year ended December 31, 2005		
	As Previously Reported	Reclassification	As Currently Reported
		(in thousands)	
Cost of product revenues	$53,062	$ 246	$53,308
Cost of maintenance and services revenues	4,553	444	4,997
Share-based compensation	690	(690)	—
Total cost of revenues	$58,305	$ —	$58,305
Research and development	$ 7,157	$ 1,751	$ 8,908
Selling and marketing	6,060	1,483	7,543
General and administrative	7,998	2,154	10,152
Share-based compensation	5,388	(5,388)	—
Operating expenses	$26,603	$ —	$26,603

Note 2. Accounting for Share-Based Compensation

Share-based compensation expense included in the Company's results of operations was as follows:

	Year Ended December 31,		
	2005	2006	2007
		(in thousands)	
Cost of product revenues	$ 246	$ 307	$ 332
Cost of maintenance and services revenues	444	471	320
Research and development expenses	1,751	650	350
Selling and marketing expenses	1,483	1,387	919
General and administrative expenses	2,154	1,641	804
	$6,078	$4,456	$2,725

The Company has two stock option plans, the 2000 Stock Option Plan and the 2004 Equity Incentive Plan, which authorize the issuance of stock options, nonvested shares and other share-based incentives to employees. Prior to January 1, 2006, the Company accounted for these plans under the recognition and measurement principles of APB 25 and adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Share-based compensation" (SFAS 123) and SFAS No. 148, "Accounting for Share-based compensation—Transition and Disclosure—an Amendment of SFAS Statement 123."

The following table details the effect on net income and earnings per share had compensation expense for the employee share-based awards been recorded in the year ended December 31, 2005, based on the fair value method under SFAS 123.

	Year Ended December 31, 2005
	(in thousands, except per share data)
Net income as reported	$65,286
Add: Total stock-based employee compensation expense included in reported net income—net of related tax effects	5,797
Deduct: Total stock-based employee compensation expense determined under the fair-value-based method for all awards— net of the related tax effects	(7,103)
Pro forma net income	$63,980
Net Income per share	
Basic as reported	$ 0.74
Basic—pro forma	$ 0.72
Diluted as reported	$ 0.69
Diluted—pro forma	$ 0.68

Effective January 1, 2006, the Company adopted SFAS 123R using the modified prospective transition method. Accordingly, prior period amounts have not been restated. Under this transition method, compensation cost in 2006 includes the portion related to options vesting in the period for (1) all share-based payments granted prior to, but not vested as of January 1, 2006, based on the grant date fair value of the option estimated in accordance with the original provisions of SFAS 123 and (2) all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R.

Certain options issued during the years ended December 31, 2003 and 2004 were considered compensatory because, on the date of grant, the option exercise price was less than the deemed fair value of the underlying common stock. Under APB 25, share-based compensation expense was calculated as the difference, on the date of grant, between the fair value of the underlying common stock and the exercise price of the option. At December 31, 2005, the Company had an aggregate of approximately $4.0 million of deferred share-based compensation remaining to be amortized. Upon the adoption of SFAS 123R, the balance of deferred share-based compensation was eliminated against additional paid-in capital.

The following table summarizes the incremental effect of the adoption of SFAS 123R based on the calculation of share-based compensation expense for stock options under the modified prospective transition method, over the share-based compensation expense under the intrinsic value method of APB 25 for the year ended December 31, 2006.

	Year Ended December 31, 2006
	(in thousands, except per share data)
Reduction of operating income and income before income taxes	$1,534
Income tax benefit	(560)
Reduction of net income	$ 974
Reduction of net income per share from continuing operations:	
Basic	$ 0.01
Diluted	$ 0.01

Prior to the adoption of SFAS 123R, the Company presented all tax benefits for deductions resulting from the exercise of stock options as operating cash flows on its statement of cash flows. SFAS 123R requires the cash flows resulting from the tax benefits for tax deductions in excess of the compensation expense recorded for those options (excess tax benefits) to be classified as financing cash flows. Also, in accordance with SFAS 123R, the Company does not record tax benefits from stock options in excess of previously recognized compensation prior to the realization of the tax benefit. Tax benefits of approximately $5.1 million and $3.5 million have not been recognized at December 31, 2006 and 2007. Such amounts will be recognized as increases to additional paid in capital upon realization.

	Year Ended December 31,		
	2005	2006	2007
Volatility	83%	46%	46%
Risk-free interest rate	4.06%	4.81%	4.48%
Dividend yield	0.00%	0.00%	0.00%
Expected life (years)	4.0	6.1	6.1

The fair values of each award granted under the Company's stock option plans were estimated at the date of grant using the Black-Scholes option pricing model and the following weighted average assumptions:

The weighted average estimated fair value of options granted was as follows:

	Year Ended December 31,		
	2005	2006	2007
Weighted average fair value	$15.46	$8.32	$6.56

In March 2005, the SEC issued Staff Accounting Bulletin 107 ("SAB 107"), which provides guidance on the implementation of SFAS 123R. The Company applied the principles of SAB 107 in conjunction with its adoption of SFAS 123R. The volatility of the Company's common stock is estimated at the date of grant based on the implied volatility of publicly traded 30-day to 270-day options on the Company's common stock, consistent with SFAS 123R and SAB 107. The use of implied volatility was based upon the availability of actively traded options on its common stock and management's assessment that implied volatility is more representative of future stock price trends than historical volatility. The risk-free interest rate that was used in the Black-Scholes option valuation model is based on the implied yield in effect at the time of each option grant, based on U.S. Treasury zero-coupon issues with equivalent remaining terms. Management uses an expected dividend yield of zero in the Black-Scholes option valuation model, as it has no intention to pay any cash dividends on its common stock in the foreseeable future. SFAS 123R requires management to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. Management uses historical data to estimate pre-vesting option forfeitures and records share-based compensation expense only for those awards that are expected to vest. SFAS 123R also requires the Company to estimate forfeitures in calculating the share-based compensation expense relating to options granted prior to the January 1, 2006 adoption date, as opposed to recognizing these forfeitures and the corresponding reduction in expense as they occur. No adjustment was recorded as the cumulative effect of the adjustment to account for such forfeitures, net of tax, was not material to the consolidated statement of income. For options granted prior to January 1, 2006, the Company amortizes the fair value on an accelerated multiple option approach in accordance with the provisions of SFAS Interpretation No. 28 "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans". For options granted on or after January 1, 2006, the Company amortizes the fair value on a straight-line basis. All options are amortized over the requisite service periods of the awards, which are generally the vesting periods. The expected term of stock option awards granted was calculated using the "simplified method" in accordance with SAB 107. As of December 31, 2007, there was approximately $2.8 million of total unrecognized compensation cost related to nonvested share-based compensation that is expected to be recognized over a weighted-average period of 0.6 years.

Nonvested shares

During 2007, the Compensation Committee of the Board of Directors issued awards of nonvested shares to certain of the Company's employees and executive officers under the Company's 2004 Equity Incentive Plan. These nonvested share awards are grants that entitle the holder to shares of common stock subject to certain terms and, generally, vest in 25% increments each year on the anniversary of the grant date throughout a four year vesting period. The nonvested share awards are valued based on the closing market price on the date of award. Nonvested share compensation is to be amortized and charged to operations on a straight-line basis over the four year vesting period.

The Company recorded $110,000 in compensation cost on outstanding nonvested shares during the year ended December 31, 2007.

Note 3. Fair Value of Investments in Marketable Securities

The Company's available-for-sale securities included in short-term and long-term investments are categorized as follows:

	December 31,	
	2006	2007
	(in thousands)	
Type of Security:		
Short-term instruments	$ 87,861	$ 9,874
Corporate debt securities with maturities of less than one year	122,831	255,043
Municipal securities with maturities of less than one year	52,811	17,921
U.S. government securities with maturities of less than one year	54,567	61,247
Total short-term investments	318,070	344,085
Corporate debt securities with maturities between one and three years	64,679	86,449
U.S. government securities with maturities between one and three years	12,676	4,818
Total long-term investments	77,355	91,267
	$395,425	$435,352

These available-for-sale securities are accounted for at their fair value, and unrealized gains and losses on these securities are reported as a separate component of stockholders' equity. The Company's short-term instruments consist primarily of money market funds, certificates of deposit and commercial paper.

The Company's investments in investment grade debt securities consist primarily of investments in money market funds, certificates of deposit and commercial paper, U.S. Treasury securities, government-sponsored enterprise securities, municipal bonds, foreign government bonds, corporate bonds and notes.

The following table shows the gross unrealized losses and fair value of the Company's investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2007.

	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(in thousands)			
Type of Security:						
Short-term instruments	$ 9,874	$ (1)	$ —	$ —	$ 9,874	$ (1)
Corporate debt securities	305,230	(353)	36,262	(199)	341,492	(552)
Municipal securities	17,921	—	—	—	17,921	—
U.S. government securities	66,065	(10)	—	—	66,065	(10)
Total investments	$399,090	$(364)	$36,262	$(199)	$435,352	$(563)

The unrealized losses on investments were caused by interest rate increases. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the severity and duration of the unrealized losses were not significant, the Company considered these losses to be temporary at December 31, 2007.

Realized losses during the years ended December 31, 2005, 2006 and 2007 were $13,000, $4,000 and zero, respectively.

As of December 31, 2007, the Company's investments included $17.9 million of auction rate securities. These investments have high credit quality ratings of AA or AAA and are fully collateralized by bonds and other financial instruments. Auction rate securities are generally long-term debt instruments that provide liquidity through a Dutch auction process that resets the applicable interest rate at pre-determined calendar intervals, generally every 28 days. This mechanism generally allows existing investors to rollover their holdings and continue to own their respective securities or liquidate their holdings by selling their securities at par value. The Company generally invests in these securities for short periods of time as part of its cash management program. Accordingly, the investments are typically classified as current and available for sale investments and included in current assets on the Company's consolidated balance sheet.

Subsequent to December 31, 2007, the Company liquidated $11.0 million of its auction rate securities in successful auctions and purchased additional auction rate securities valued at $2.0 million. As of February 22, 2008, the Company holds $8.9 million in auction rate securities. Recent uncertainties in the credit markets have prevented the Company and other investors from liquidating investments in auction rate securities because, in recent auctions, the amount of securities submitted for sale has exceeded the amount of purchase orders. The Company is not certain as to when the liquidity issues relating to these investments will improve. As a result of the timing of the recent auction failures beginning in February 2008, the Company is uncertain as to the current fair market value of the auction rate securities it holds. Based on the fair market value of the auction rate securities and an analysis of other-than-temporary impairment factors, including, but not limited to, whether the credit ratings of the issuers or the insurers deteriorate, or the collateral of the securities deteriorates, the Company may be required to write-down certain of its auction rate securities in the first quarter of 2008 if any of its auction rate securities are deemed to be other-than-temporarily impaired. Any impairment charge recorded may be material to the Company's results of operations. Based on the Company's expected operating cash flows, and the Company's other sources of cash, the Company does not expect the potential lack of liquidity in these investments to affect its ability to execute its current business plan.

Note 4. Property and Equipment

Property and equipment consist of the following:

	As of December 31,	
	2006	2007
	(in thousands)	
Land	$11,582	$11,582
Building	20,210	20,531
Building improvements	791	961
Furniture and fixtures	315	540
Computer and other equipment	2,300	3,868
Purchased software	519	590
Equipment for lease	2,658	—
	38,375	38,072
Accumulated depreciation	(5,501)	(4,428)
Property and equipment, net	$32,874	$33,644

Idle and fully depreciated equipment held for lease was written off during the year ended December 31, 2007. On October 7, 2005, the Company purchased a 151,000 square foot facility in Pasadena, California. The Company expects that the building will eventually house its corporate headquarters. The acquisition costs accumulated as of December 31, 2006 and December 31, 2007 were approximately $26.4 million and $26.5 million, respectively. Portions of the building are leased to third parties. Lease payments received, net of related costs, are recorded as other income and were not material to any period presented. There were no material future rental commitments from tenants as of December 31, 2007.

Depreciation expense related to property and equipment was approximately $1.8 million, $1.7 million and $1.6 million during the years ended December 31, 2005, 2006 and 2007, respectively. In addition, during the years ended December 31, 2005, 2006 and 2007, the Company transferred equipment with net book values of approximately $391,000, $86,000 and $45,000, respectively, to inventory as the Company had the positive intent to sell such items.

Note 5. Deferred Revenues and Deferred Costs

In the second quarter of 2005, the Company entered into a contract valued at $31.8 million with the National Electoral Council of Venezuela ("CNE"). The contract required the Company to provide a full identification solution to the CNE including licensed software, hardware, installation, maintenance and service. The contract also provided for the short-term lease of equipment to be used by the CNE in connection with the August 7, 2005 Venezuela local elections. The estimated relative fair value of the lease component of approximately $3.0 million, which was based upon an independent valuation, was recognized as revenue in the third quarter of 2005. Because VSOE of the maintenance element of this contract did not exist, all revenue in excess of the fair value of the lease component was amortized over the life of the contract upon customer acceptance of all deliverables which was received in the second quarter of 2006. Revenues recognized under this contract with the CNE were $16.9 million and $11.8 million during the years ended December 31, 2006 and 2007, respectively. Deferred revenue related to this contract was $11.8 million and zero as of December 31, 2006 and December 31, 2007, respectively.

In October 2005, the Company entered into a contract with the Royal Canadian Mounted Police (the "RCMP") to replace the RCMP's AFIS. Revenues recognized under the arrangement with the RCMP were $3.0 million and $9.2 million for the years ended December 31, 2006 and 2007, respectively. Deferred revenue related to the RCMP contract was $6.8 million and $15,000 as of December 31, 2006 and 2007, respectively.

In November 2007, the Company entered into a contract to provide a turnkey AFIS to certain law enforcement agencies in Spain for $11.0 million. The new turnkey AFIS will provide a broader range of functional capabilities than the current system. In December 2007, the Company recorded $6.0 million in deferred revenue representing a scheduled billing under the contract. The Company will recognize the corresponding revenue as the key elements of the AFIS are delivered. Deferred costs related to this contract are included in inventory and will be recognized as costs of product revenues as the revenues are recognized. Deferred revenue related to the contract was $6.0 million as of December 31, 2007.

Note 6. Income Taxes

The provision for income taxes consists of the following:

	Year ended December 31,		
	2005	2006	2007
	(in thousands)		
Current:			
Federal	$19,478	$ 860	$ 2,418
State	14	261	—
Foreign	—	4,029	453
	19,492	5,150	2,871
Deferred:			
Federal	3,025	10,083	12,439
State	(3,254)	1,123	2,675
	(229)	11,206	15,114
Interest and penalties	—	—	552
Change in valuation allowance	—	—	—
	$19,263	$16,356	$18,537

The components of deferred tax assets and liabilities are as follows:

	Year ended December 31,	
	2006	2007
	(in thousands)	
Deferred tax assets:		
Deferred revenue	$15,347	$11,277
Net operating loss carryforwards	11,837	—
Research and development credit carryforward	16,354	12,786
Stock compensation	2,550	3,019
AMTcredit carryforward	1,088	1,857
Foreign tax credits	4,029	1,044
Depreciation	402	554
Unrealized loss on marketable securities	136	—
Other	514	896
Total deferred tax assets	$52,257	$31,433
Deferred tax liabilities:		
Inventory	$ (6,720)	$ (3,137)
State taxes	(2,114)	(2,103)
Unrealized gain on marketable securities	—	(50)
Total deferred tax liabilities	(8,834)	(5,290)
Net deferred tax assets	$43,423	$26,143

Based on the Company's historical and anticipated future pre-tax results of operations, management believes it is more likely than not that the Company will realize the benefit of its net deferred tax assets as of December 31, 2007. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable income; however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings in future years.

The following is a reconciliation of the statutory federal income tax provision calculated based on the federal income tax rate to the Company's actual tax provision:

	Year ended December 31,		
	2005	2006	2007
	(in thousands)		
Federal income taxes at the statutory rate	$29,592	$16,129	$16,513
State income taxes, net of federal benefit	3,084	1,791	1,684
Foreign taxes	—	4,029	1,044
Foreign tax credits	—	(4,029)	(1,044)
State research and development credit	(5,191)	(877)	—
Federal research and development credit	(7,616)	(627)	(137)
Extraterritorial income exclusion	—	(405)	—
Share-based compensation	(784)	154	—
Interest and penalty expense	—	—	552
Other	178	191	(75)
	$19,263	$16,356	$18,537

As of December 31, 2007, the Company had federal and state research and development tax credit carryforwards of approximately $5.4 million and $5.8 million, respectively. The federal research and development tax credit carryforwards will expire in the year 2027, if not utilized to offset future taxable income of the Company. The state research and development tax credit carryforwards do not expire and are carried forward indefinitely until fully utilized. For federal purposes, the Company has alternative minimum tax credit carryforwards of $1.8 million, which are available for carryforward indefinitely, and approximately $1.0 million of foreign tax credit carryforwards available through 2017. For state purposes, the Company has alternative minimum tax credit carryforwards of $68,000, which are available for carryforward indefinitely. The Company had no federal or state net operating loss carryforwards as of December 31, 2007.

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109" ("FIN 48"). FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return, including a decision whether to file or not to file in a particular jurisdiction. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

The Company had cumulative unrecognized tax benefits of $9.0 million as of January 1, 2007. As a result of the adoption of FIN 48, the cumulative effects of applying this interpretation have been recorded as a decrease of $1.4 million to retained earnings, an increase of $2.3 million to deferred income tax assets and an increase of $3.7 million to liabilities. The liability for unrecognized tax benefits is recorded in income taxes payable and other long-term liabilities in the consolidated balance sheet.

The following table summarizes the activity related to the Company's unrecognized tax benefits:

	(in thousands)
Gross unrecognized tax benefits as of January 1, 2007	$ 9,032
Increases in tax positions for prior years	—
Decreases in tax positions for prior years	(5,442)
Settlements	—
Lapse in statute of limitations	—
Gross unrecognized tax benefits as of December 31, 2007	$ 3,590

Included in the balance of unrecognized tax benefits at January 1, 2007 and December 31, 2007 are $1.5 million of tax benefits that, if recognized, would affect the effective tax rate. The unrecognized tax benefit balance as of December 31, 2007 also included approximately $2.1 million related to items that would affect other tax accounts, primarily deferred income taxes, if recognized. The Company does not expect its unrecognized tax benefits to change significantly over the next twelve months.

The Company continues to recognize accrued interest and penalties related to unrecognized tax benefits in the income tax provision. As of January 1, 2007 and December 31, 2007, the total amount of accrued income tax-related interest and penalties before tax benefits was $500,000 and $922,000, respectively. During the year ended December 31, 2007, an additional $552,000 of interest and penalties before tax benefits were accrued.

The Company files Federal income tax returns, as well as multiple state, local and foreign jurisdiction tax returns. With few exceptions, the Company is no longer subject to examination for its U.S. Federal and state, foreign and local jurisdictions for years prior to 2003. The Internal Revenue Service completed its examination of the Company's Federal consolidated tax returns for 2004 and 2005 and issued a "no change" letter.

The Company experienced disqualifying dispositions of incentive stock options during the three years ended December 31, 2007. Disqualifying dispositions result in a tax deduction in the Company's corporate tax return equal to the intrinsic value of the option at exercise. To the extent the Company recorded share-based compensation expense related to disqualifying dispositions of incentive stock options, the Company recorded the benefit from the disqualifying dispositions as a reduction to the Company's provision for income taxes.

As a result of the disqualifying dispositions of incentive stock options during the year ended December 31, 2005, the Company recorded an accumulated tax benefit from stock option transactions of approximately $64.8 million, as a credit to additional paid-in capital. During the year ended December 31, 2006, the Company did not recognize any tax benefit to additional paid-in capital for compensation expense that is allowable for income tax purposes that is greater than the expense recorded in the consolidated financial statements as the Company recognizes such benefit when the tax deduction reduces actual taxes paid. During the year ended December 31, 2007, the Company recognized a tax benefit of $2.5 million to additional paid-in capital for the reduction in actual taxes paid.

Note 7. Bank Agreements

The Company has a revolving line of credit with a U.S. bank to provide advances for trade finance transactions and working capital requirements of up to $9 million. Borrowings under the line of credit bear interest at the bank's reference rate (7.25% at December 31, 2007). The line of credit is secured by Company assets consisting of equipment, inventory and accounts receivable. There were no outstanding borrowings under this line at December 31, 2006 and 2007. Covenants in connection with the agreement impose restrictions and requirements related to, among other things, maintenance of certain insurance requirements, limitations on outside indebtedness, and use of proceeds for business operations. This line of credit was renewed in April 2007 and expires in May 2008.

Note 8. Commitments and Contingencies

Facility Lease

The Company leases certain of its operating facilities under non-cancelable operating leases extending through October 2011. The following are the remaining future minimum rental commitments under the operating leases for each year ending December 31:

	(in thousands)
2008	$ 506
2009	373
2010	80
2011	50
Total future minimum lease payments	$1,009

Rent expense for the years ended December 31, 2005, 2006 and 2007 was approximately $240,000, $273,000 and $313,000, respectively.

Litigation

In April 2005, the Company initiated a lawsuit against Northrop Grumman in California State Court based on several claims including of breach of contract, conversion and misappropriation of trade secrets (the "Action"). On December 5, 2007, the Company and Northrop entered into a formal Settlement Agreement and

Mutual Release of Claims (the "Settlement Agreement"). Pursuant to the terms of the Settlement Agreement, which is effective as of September 5, 2007, the Company and Northrop formally settled and released all claims and causes of action alleged in the Action. Under the Settlement Agreement, Northrop agreed to pay the Company $25 million, of which $15 million was paid in January 2008 and $10 million is to be paid in January 2009. Further, the Company and Northrop entered into (i) a software license agreement, pursuant to which Northrop will pay the Company $15 million over three years for a non-exclusive license to use certain of our automated fingerprint identification software in certain existing programs, including IDENT1; (ii) a five-year research and development, service and products agreement, under which Northrop will pay the Company $20 million for products and services over the term of the agreement; and (iii) a strategic alliance agreement with a term of three years.

The Company has not yet determined the accounting treatment including the income statement classification of amounts to be received under the Settlement Agreement. Furthermore, as result of the extended payment terms included in the Settlement Agreement, recognition of revenues or gains on the settlement of litigation will be recognized as payments from Northrop become due assuming all other conditions for revenue recognition are met. No revenue or other income was recognized from the Settlement Agreement during the year ended December 31, 2007 as the Company will commence recognition of revenues or the gain on settlement, as appropriate, when the initial payment becomes due in the first quarter of 2008 assuming all other conditions for revenue recognition are met.

Note 9. Stock Option and Employee Benefit Plans

2000 Stock Option Plan

The Company's Board of Directors has adopted the 2000 Stock Option Plan (the "Plan"), which authorizes the Company to grant or issue options to purchase up to a total of 16,000,000 shares of the Company's common stock. Options issued under the Plan vest as determined by the Plan Administrator, which is the Compensation Committee of the Board of Directors, at the time of grant and typically must be exercised within 10 years from the date of grant. The terms of options granted under these option plans are determined at the time of grant, which generally vest 25% at the completion of the first year and quarterly thereafter over the remaining three-year period.

2004 Equity Incentive Plan

In May 2004, the Company's Board of Directors and stockholders approved the 2004 Equity Incentive Plan (the "Equity Plan"). A total of 16,000,000 shares of common stock are initially authorized and reserved for issuance under the Equity Plan for incentives such as stock options, stock appreciation rights, nonvested share awards, nonvested share units, performance shares, performance units and deferred stock awards. The actual number of awards which may be granted under the Equity Plan shall be reduced, at all times, by the number of stock options outstanding under the 2000 Stock Option Plan. The number of shares reserved for issuance under the Equity Plan is subject to an annual increase on January 1 of each year beginning in 2005 equal to the lesser of (a) 1.5% of the outstanding shares on the immediately preceding December 31, (b) 750,000 shares or (c) a lesser amount as determined by the Board. The terms of equity incentives granted under these option plans are determined at the time of grant. Stock options generally vest 25% at the completion of the first year and quarterly thereafter over the remaining three-year period, and in any case the option price may not be less than the fair market value per share on the date of grant. Nonvested share awards generally vest 25% on each anniversary of the grant date during the four year vesting period.

COGENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Options granted during the three years ended December 31, 2007 were granted with an exercise price equal to the fair market value of the Company's common stock on the date of grant. A combined summary of the status of stock options granted under the 2000 Stock Option Plan and the 2004 Equity Incentive Plan as well as changes during three years ended as of December 31, 2007 is presented below:

	Number of options	Weighted Average Exercise Price
Outstanding at December 31, 2004	11,849,960	$ 0.78
Granted	262,700	25.17
Exercised	(8,325,600)	0.47
Canceled or forfeited	(68,312)	18.44
Outstanding at December 31, 2005	3,718,748	$ 2.88
Granted	159,000	16.25
Exercised	(1,301,017)	0.71
Canceled or forfeited	(87,124)	18.03
Outstanding at December 31, 2006	2,489,607	$ 4.33
Granted	281,200	12.91
Exercised	(477,758)	1.33
Canceled or forfeited	(27,937)	17.77
Outstanding at December 31, 2007	2,265,112	$ 5.86
Exercisable at December 31, 2005	1,655,514	$ 1.00
Exercisable at December 31, 2006	1,341,927	$ 2.64
Exercisable at December 31, 2007	1,655,974	$ 3.68

A summary of the status of the Company's nonvested stock options as of December 31, 2007, and changes during the year ended December 31, 2007 is presented below:

	Year Ended December 31, 2007	Weighted Average Grant-Date Fair Value
Nonvested options at December 31, 2006	1,147,680	$7.76
Granted	281,200	6.56
Vested	(791,805)	7.15
Forfeited	(27,937)	9.37
Nonvested options at December 31, 2007	609,138	$7.94

A total of 2,506,873 options remain available for grant under the Company's stock option plans at December 31, 2007. The following tables further describe stock options outstanding at December 31, 2007.

Range of Exercise Prices		Options Outstanding: Number Outstanding at December 31, 2007	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)	Options Exercisable: Number Exercisable at December 31, 2007	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)
$0.30	$0.60	132,252	2.9	$ 0.36	$ 1,427	132,252	2.9	$ 0.36	$ 1,427
0.75	0.75	312,252	5.2	0.75	3,247	312,252	5.2	0.75	3,247
1.00	1.00	768,212	6.0	1.00	7,797	674,431	6.0	1.00	6,846
4.50	8.50	460,996	6.5	4.88	2,889	377,460	6.5	4.82	2,390
11.00	34.43	591,400	8.6	16.90	39	159,579	8.0	20.90	—
0.30	34.43	2,265,112	6.5	5.86	$15,399	1,655,974	5.9	3.68	$13,910

Range of Exercise Prices		Unvested Options Expected to Vest: Number Expected to Vest at December 31, 2007	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)
$1.00	$1.00	93,781	6.0	$ 1.00	$ 952
4.50	8.50	83,536	6.5	5.18	499
11.00	34.43	375,770	7.8	13.51	33
1.00	34.43	553,087	7.3	10.43	$1,484

The Company defines in-the-money options at December 31, 2007 as options that had exercise prices that were lower than the $11.15 fair market value of its common stock at that date. The aggregate intrinsic value of options outstanding at December 31, 2007 is calculated as the difference between the exercise price of the underlying options and the fair market value of the Company's common stock for the 1.8 million shares that were in-the-money at that date. There were 1.5 million in-the-money options exercisable at December 31, 2007. The total intrinsic value of options exercised during the years ended December 31, 2005, 2006 and 2007 was approximately $208.4 million, $25.0 million and $5.6 million, respectively, determined as of the date of exercise.

Nonvested shares

The Company granted 1,035,600 nonvested shares to certain employees and officers at a weighted average fair value of $11.42 and an aggregate intrinsic value of $11.8 million during the year ended December 31, 2007. Such shares vest over a four year period based on continued service to the Company. There were no nonvested share grants during the years ended December 31, 2005 and 2006. As of December 31, 2007, the Company had a total of $11.7 million in unrecognized compensation expense, net of estimated forfeitures, related to nonvested shares, which will be recognized over the remaining weighted average vesting period of 4.0 years. The remaining contractual term is 10.0 years. There was no vesting or forfeiture of nonvested shares during the year ended December 31, 2007.

Employee Stock Purchase Plan

In May 2004, the Company's Board of Directors and stockholders adopted the 2004 Employee Stock Purchase Plan (the "Purchase Plan"), which became effective immediately upon the closing of the Company's initial public offering. The Purchase Plan was intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code. The Purchase Plan permitted eligible employees to purchase shares of common stock at a fifteen percent (15%) discount through payroll deductions during sequential six month offering periods. Under the Purchase Plan, the Company issued 78,552 shares to employees during the year ended December 31, 2005. Pursuant to a resolution by the Company's Board of Directors, the purchase plan was terminated on April 30, 2005.

Employee Benefit Plans

The Company has a 401(k) plan that allows eligible employees to contribute up to 15% of their salary, subject to annual limits. All employees age 18 or older with three months of service and whose employment is not governed by a union contract are eligible for participation. After one year of service, the Company contributes 3% of total compensation, which is also subject to annual limits, and may, at its discretion, make additional contributions. The Company's contribution related expense was $263,000, $308,000 and $360,000 during the years ended December 31, 2005, 2006 and 2007, respectively.

Note 10. Common Stock

In June 2005, the Company completed an underwritten public offering of 12,650,000 shares of common stock (of which 4,000,000 shares were primary shares sold by the Company and 8,650,000 shares were secondary shares sold by selling stockholders), including the underwriters' exercise of an over-allotment option to purchase up to 1,650,000 shares from a selling stockholder, at a price to the public of $25.50 per share. The Company raised a total of $102,000,000 in gross proceeds in the public offering. After deducting the underwriting discount of $4,335,000 and offering expenses of $896,000, net proceeds to the Company were $96,769,000.

In August 2006, the Company repurchased 340,000 shares of its common stock at an aggregate cost of $3.9 million under a Board Authorized program that expired in February 2007. On November 1, 2007, the Company announced that its Board of Directors authorized a program to repurchase up to $100 million of its common shares over a 12 month period expiring in October 2008. Monthly share repurchase activity under the program through December 31, 2007 was as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Cost of Shares Purchased
November 5, 2007—November 13, 2007	1,142,302	$12.13	$13,850,000

The shares were purchased in the open market using the Company's cash resources. The shares will be held in treasury until the Company's Board of Directors designates that these shares be retired or used for other purposes. The authorized amount remaining available for share repurchase as of December 31, 2007 is $86.1 million. The share repurchase program may be suspended or discontinued at any time without prior notice.

COGENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 11. Segment Information

The Company considers its business activities to constitute a single segment. A summary of the Company's revenues by geographic area follows (in thousands):

	Year Ended December 31, 2005				
	Americas	Europe	Asia	Other	Total
Revenues:					
Product revenues	$134,518	$1,628	$3,603	$1,900	$141,649
Maintenance and services revenues	15,191	1,819	619	611	18,240
Total	$149,709	$3,447	$4,222	$2,511	$159,889

	Year Ended December 31, 2006				
	Americas	Europe	Asia	Other	Total
Revenues:					
Product revenues	$ 67,773	$4,405	$2,041	$4,836	$ 79,055
Maintenance and services revenues	19,231	1,810	726	835	22,602
Total	$ 87,004	$6,215	$2,767	$5,671	$101,657

	Year Ended December 31, 2007				
	Americas	Europe	Asia	Other	Total
Revenues:					
Product revenues	$ 65,967	$4,579	$ 613	$9,413	$ 80,572
Maintenance and services revenues	21,700	2,405	870	247	25,222
Total	$ 87,667	$6,984	$1,483	$9,660	$105,794

At December 31, 2006 and 2007, the Company's property and equipment, net of accumulated depreciation and intangible assets net of amortization was as follows (in thousands):

	December 31,	
	2006	2007
Property and equipment, net of accumulated depreciation in the United States	$31,433	$32,075
Property and equipment, net of accumulated depreciation in other countries	1,441	1,569
	$32,874	$33,644
Intangible assets, net of accumulated amortization in the United States	$ 500	$ 350

Note 12. Subsequent Events

Effective January 2008, Cogent and ANP Technologies, Inc. ("ANP"), a biological detection company producing nano-assays entered into an agreement whereby Cogent obtained 20% of the outstanding shares of ANP in exchange for $3 million and the transfer of Cogent's reader technology, applicable only for the biological market. In addition, Cogent entered into an agreement pursuant to which Cogent will develop and supply a variety of readers to ANP. Cogent will account for its investment in ANP under the equity method in accordance with Accounting Principles Board ("APB") Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" ("APB 18").

The Company continued to repurchase shares of its common stock under the program announced in November 2007. Monthly share repurchase activity under the program from January 1, through January 31, 2008 was as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Cost of Shares Purchased
January 1, 2008—January 31, 2008	1,789,681	9.61	$17,191,000

The shares were purchased in the open market using its cash resources and are held in treasury. The authorized amount remaining available for share repurchase as of January 31, 2008 is $69.0 million.

Note 13. Unaudited Quarterly Information

In the opinion of management, the following selected unaudited quarterly data has been prepared on the same basis as the audited financial statements and includes all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations for the periods presented (in thousands).

	Mar. 31 2007	Jun. 30 2007	Sep. 30 2007	Dec. 31 2007
Total revenues	$30,107	$31,300	$22,512	$21,875
Total cost of revenues	15,762	8,491	10,099	6,344
Gross profit	14,345	22,809	12,413	15,531
Operating expenses	9,727	11,315	10,701	8,191
Net income	6,224	10,564	4,144	7,710
	Mar. 31 2006	**Jun. 30 2006**	**Sep. 30 2006**	**Dec. 31 2006**
Total revenues	$22,731	$13,217	$23,375	$42,334
Total cost of revenues	8,731	5,794	11,406	17,776
Gross profit	14,000	7,423	11,969	24,558
Operating expenses	6,799	6,525	7,543	8,765
Net income	6,747	3,570	5,733	13,678

SCHEDULE II

COGENT, INC.

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses [1]	Deductions and other Adjustments	Balance at End of Period
Year ended December 31, 2005:				
Allowance for doubtful accounts	$229,000	$ 335,000	$(135,000)	$429,000
Year ended December 31, 2006:				
Allowance for doubtful accounts	$429,000	$ 263,000	$ —	$692,000
Year ended December 31, 2007:				
Allowance for doubtful accounts	$692,000	$(164,000)	$ (51,000)	$477,000

[1] Represents the charges to the allowance for doubtful accounts, net of recoveries.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 3, 2008
Cogent, Inc.

By /s/ MING HSIEH
Ming Hsieh
President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ MING HSIEH **Ming Hsieh**	President, Chief Executive Officer and Director *(Principal Executive Officer)*	March 3, 2008
/s/ PAUL KIM **Paul Kim**	Chief Financial Officer *(Principal Financial and Accounting Officer)*	March 3, 2008
/s/ JOHN BOLGER **John Bolger**	Director	March 3, 2008
/s/ JOHN P. STENBIT **John P. Stenbit**	Director	March 3, 2008
/s/ KENNETH R. THORNTON **Kenneth R. Thornton**	Director	March 3, 2008

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-119775 on Form S-8 of our reports dated March 3, 2008, relating to the financial statements and financial statement schedule (which report expresses an unqualified opinion and includes explanatory paragraphs regarding the Company's adoption of new accounting standards) of Cogent, Inc. and subsidiaries (the "Company") and the effectiveness of the Company's internal control over financial reporting, appearing in and incorporated by reference in this Annual Report on Form 10-K of the Company for the year ended December 31, 2007.

/s/ Deloitte & Touche LLP

Los Angeles, California
March 3, 2008

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ming Hsieh, certify that:

1. I have reviewed this report on Form 10-K of Cogent, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) discussed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 3, 2008

/s/ MING HSIEH

Ming Hsieh
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Paul Kim, certify that:

1. I have reviewed this report on Form 10-K of Cogent, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) discussed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 3, 2008

/s/ PAUL KIM

Paul Kim
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Cogent, Inc. (the "Company") on Form 10-K for the fiscal year ended December 31, 2007 as filed with the Securities and Exchange Commission (the "Report"), I, Ming Hsieh, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d), of the Securities Exchange Act of 1934; and

2. That the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

This certification has not been, and shall not be deemed, "filed" with the Securities and Exchange Commission.

Date: March 3, 2008

/s/ MING HSIEH

Ming Hsieh
Chief Executive Officer

EXHIBIT 32.2

**CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Cogent, Inc. (the "Company") on Form 10-K for the fiscal year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Paul Kim, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d), of the Securities Exchange Act of 1934; and

2. That the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

This certification has not been, and shall not be deemed, "filed" with the Securities and Exchange Commission.

Date: March 3, 2008

/s/ PAUL KIM

Paul Kim
Chief Financial Officer

Directors and Officers

Directors

Ming Hsieh
Chief Executive Officer and Chairman
Director since founding the Company in 1990

John Bolger
Director since 2004

John P. Stenbit
Director since 2004

Kenneth Thornton
Director since 2004

Executive Officers

Ming Hsieh
Chief Executive Officer and Chairman

Paul Kim
Chief Financial Officer

Michael Hollowich
Executive Vice President

James Jasinski
Executive Vice President

Company Information

Annual Meeting
Cogent Systems Annual Meeting of Shareholders
will be held on July 24, 2008 at 8:30 a.m.

Stock Exchange and Trading Information
Cogent Systems trades on the NASDAQ National Market
under the ticker symbol COGT.

General Counsel
Morrison & Foerster LLP
San Diego, CA

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
Los Angeles, CA

Investor Relations Counsel
The Blueshirt Group
San Francisco, CA

Transfer Agent
Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021


COGENT SYSTEMS

639 North Rosemead Blvd., Building 1
Pasadena, CA 91107

Telephone 626 799.8090
www.cogentsystems.com

END